金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


GOLD
PEAK

7 August 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06015913

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Increase in Interest in a Subsidiary of GP Industries Limited	7 July 2006
Overseas Regulatory Announcement – Incorporation of Subsidiaries of GP Industries Limited	7 July 2006
Overseas Regulatory Announcement – Dividend and Closure of Books of GP Industries Limited	12 July 2006
Overseas Regulatory Announcement – Notice of Annual General Meeting of GP Industries Limited	12 July 2006
Overseas Regulatory Announcement – Notice of Annual General Meeting of CIH Limited	12 July 2006
Overseas Regulatory Announcement – Change in GP Industries' Shareholdings in GP Batteries International Limited	17 July 2006
Overseas Regulatory Announcement – Change in GP Industries' Shareholdings in GP Batteries International Limited	18 July 2006
Circular – Proposals Involving General Mandates to Repurchase Shares and to Issue Shares, Amendments to the Articles of Association, Re-election of Directors and Notice of Annual General Meeting	28 July 2006

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Name of Report	Date Announced/Filed
Announcement – Notice of Annual General Meeting of the Company	28 July 2006
Overseas Regulatory Announcement – Results of the Annual General Meeting of CIH Limited Held on 28 July 2006	28 July 2006
Overseas Regulatory Announcement – Annual General Meeting of GP Industries Limited	28 July 2006
Overseas Regulatory Announcement – Notice of Books Closure of CIH Limited	28 July 2006
Annual Report of the Company, GP Industries Limited and CIH Limited	July 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.



GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C



INCREASE IN INTEREST IN A SUBSIDIARY

The Directors of GP Industries Limited (the "Company") wish to announce that the Group has increased its interest in KEF America, Inc. ("KEF America"), an indirectly held subsidiary, from 69.86% to 70.94%.

KEF America is incorporated in the United States of America and is principally engaged in the marketing and distribution of loudspeakers. Prior to this change in interest, the common stock of KEF America comprised 2,648 issued shares (the "Shares"), of which 1,850 Shares and 798 Shares were held by the Group and the minority shareholders respectively.

On 1 September 2004, KEF America had entered into an agreement (the "Share Redemption Agreement") with a minority shareholder whereby KEF America agreed to redeem up to 375 Shares from this minority shareholder at a price of US$1,296.24 per Share for 12 quarters commencing from 1 October 2004 (the "Redemption Period"). On 21 November 2005, the parties further agreed to extend the Redemption Period by eight additional quarters to 30 September 2009.

Pursuant to the Share Redemption Agreement, KEF America has recently redeemed 40 Shares from the minority shareholders for an aggregate cash consideration of US$51,849.60 (approximately S$84,000). As a result, the Group's interest in KEF America increased to 70.94%.

Including the above-mentioned redemption, KEF America has redeemed 142 Shares from the minority shareholders pursuant to the Share Redemption Agreement.

The increase in interest in KEF America is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Group for the financial year ending 31 March 2007.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
7 July 2006





GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C


RECEIVED
2006 AUG 10 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INCORPORATION OF SUBSIDIARIES

The Directors of GP Industries Limited (the "Company") wish to announce that the Group has recently incorporated two subsidiaries, the particulars of which are as follows:

1. 金柏電子有限公司 (Translated name for identification purpose only: "GP Electronics Limited")

Country of incorporation and business	:	People's Republic of China
Registered capital	:	Rmb 50 million
Paid up capital	:	Rmb 7,503,500 (issued at par)
Principal activities	:	Import, export and distribution of audio and electronics products and related parts and components
Percentage interest owned by the Company	:	100%, being wholly-owned by GP Electronics (HK) Limited, a wholly-owned subsidiary of the Company

2. **GP Acoustics France SAS**

Country of incorporation and business	:	France
Authorised capital	:	Euro 37,000, comprising 370 shares of Euro 100 each
Paid up capital	:	Euro 18,500, comprising 370 shares of Euro 100 each issued at par and 50% paid up
Principal activities	:	Distribution of audio and electronics products
Percentage interest owned by the Company	:	100%, being wholly-owned by GP Acoustics (UK) Limited, a wholly-owned subsidiary of the Company

The incorporation of these subsidiaries was funded by the Group's internal resources and is not expected to have any material impact on the consolidated net tangible assets and earning per share of the Group for the financial year ending 31 March 2007.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above-mentioned transactions.

By order of the Board

Tan San-Ju
Company Secretary
7 July 2006


Member
Gold Peak Group

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	12-Jul-2006 17:29:15
Announcement No.	00048

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

DIVIDEND AND CLOSURE OF BOOKS

Description

DIVIDEND

Further to the announcement made on 26 May 2006, the Board of Directors of GP Industries Limited (the "Company") wishes to announce that the Company's final tax-exempt (1-tier) dividend of 1.3 Singapore cents per ordinary share for the financial year ended 31 March 2006 will be paid on 23 August 2006 if approved at the Annual General Meeting to be held on 28 July 2006.

CLOSURE OF BOOKS

Notice is hereby given that the transfer books and register of members of the Company will be closed on 11 August 2006 for the preparation of dividend warrants. Registrable transfers received by the Company's Registrar, LIM ASSOCIATES (PTE) LTD of 10 Collyer Quay #19-08, Ocean Building, Singapore 049315 by 5.00 p.m. on 10 August 2006 will be registered before entitlements to the dividend are determined.

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GP INDUSTRIES

GP Industries Limited
(Incorporated In the Republic of Singapore)
Co. Reg. No. 199502128C

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of GP Industries Limited (the "Company") will be held at Pisces, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 28 July 2006 at 11:30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and the Audited Accounts of the Company for the financial year ended 31 March 2006 together with the Auditors' Report thereon.

(Resolution 1)

2. To declare a final tax-exempt (1-tier) dividend of 1.3 Singapore cents per ordinary share for the financial year ended 31 March 2006 (2005: final tax-exempt (1-tier) dividend of 2.0 Singapore cents per ordinary share).

(Resolution 2)

3. To re-elect the following Directors retiring pursuant to the Company's Articles of Association:

Mr Leung Pak Chuen	[Retiring under Article 95(2)]	**(Resolution 3)**
Mr Lim Ah Doo	[Retiring under Article 95(2)]	**(Resolution 4)**
Mr Wong Man Kit	[Retiring under Article 77]	**(Resolution 5)**

Mr Lim Ah Doo will, upon re-election as a Director of the Company, remain as Chairman of the Audit Committee and a member of the Nominating Committee and the Remuneration Committee and will be considered independent.

4. To pass the following Ordinary Resolution pursuant to Section 153(6) of the Companies Act, Cap. 50:

"That pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Phua Bah Lee be re-appointed a Director of the Company to hold office until the next Annual General Meeting." [See Explanatory Note (i)]

Mr Phua Bah Lee will, upon re-appointment as a Director of the Company, remain as Chairman of the Remuneration Committee and a member of the Audit Committee and the Nominating Committee and will be considered independent.

(Resolution 6)

5. To approve the payment of Directors' fees of S$140,000 for the financial year ended 31 March 2006 (2005: S$125,000).

(Resolution 7)

6. To re-appoint Deloitte & Touche as the Company's Auditors and to authorise the Directors to fix their remuneration.

(Resolution 8)

7. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

8. **Authority to allot and issue shares up to 50 per centum (50%) of issued shares in the capital of the Company**

   That pursuant to Section 161 of the Companies Act, Cap. 50 and Rule 806 of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors be empowered to allot and issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the issued shares in the capital of the Company at the time of the passing of this Resolution, of which the aggregate number of shares to be issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per centum (20%) of the issued shares in the capital of the Company and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier. [See Explanatory Note (ii)]

   (Resolution 9)

9. **Authority to allot and issue shares under the GP Industries Limited Share Option Scheme 1999**

   That pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be authorised and empowered to allot and issue shares in the Company to all the holders of options granted by the Company, whether granted during the subsistence of this authority or otherwise, under the GP Industries Limited Share Option Scheme 1999 (the "1999 Scheme") upon the exercise of such options and in accordance with the terms and conditions of the 1999 Scheme, provided always that the aggregate number of additional shares to be allotted and issued pursuant to the 1999 Scheme shall not exceed fifteen per centum (15%) of the issued shares in the capital of the Company from time to time and such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting is required by law to be held, whichever is earlier. [See Explanatory Note (iii)]

   (Resolution 10)

10. **Authority to allot and issue shares under the GP Industries Limited Scrip Dividend Scheme**

    That pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby empowered to allot and issue such number of shares in the Company as may be required to be allotted and issued pursuant to the GP Industries Limited Scrip Dividend Scheme from time to time and such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier, in accordance with the "Terms and Conditions of the Scrip Dividend Scheme" set out on pages 57 to 62 of the Circular to Shareholders dated 28 October 1999. [See Explanatory Note (iv)]

    (Resolution 11)

11. **Renewal of Share Purchase Mandate**

That the Directors of the Company be and are hereby authorised to make purchases of shares from time to time (whether by way of market purchases or off-market purchases on an equal access scheme) of up to ten per centum (10%) of the issued shares in the capital of the Company (as ascertained as at the date of Annual General Meeting of the Company) at the price of up to but not exceeding the Maximum Price as defined in paragraph 2.1 of Appendix 1 to the Company's Circular to shareholders dated 12 July 2006 (the "Circular"), in accordance with the "Terms of the Share Purchase Mandate" set out in the Circular, and this mandate shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting is required by law to be held, whichever is earlier. [See Explanatory Note (v)]

(Resolution 12)

12. **Renewal of Shareholders' Mandate for Interested Person Transactions**

That:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies or any of them to enter into any of the transactions falling within the categories of Interested Person Transactions set out in paragraph 4.2 of Appendix 2 to the Company's Circular to shareholders dated 12 July 2006 (the "Circular"), with any party who is of the class or classes of Interested Persons described in paragraph 4.1 of Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms, are not prejudicial to the interests of the Company and its minority shareholders, and in accordance with the review procedures for Interested Person Transactions as set out in paragraph 4.3 of Appendix 2 to the Circular (the "General Mandate");

(b) the General Mandate shall, unless revoked or varied by the Company in general meeting, continue to be in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier; and

(c) the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the General Mandate and/or this Resolution. [See Explanatory Note (vi)]

(Resolution 13)

By Order of the Board

Tan San-Ju
Tan Cher Liang
Secretaries
Singapore, 12 July 2006

Explanatory Notes:

(i) The effect of the Ordinary Resolution 6 proposed in item 4 above, is to re-appoint a Director who is over 70 years of age.

(ii) The Ordinary Resolution 9 proposed in item 8 above, if passed, will empower the Directors from the date of this Meeting until the date of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to allot and issue shares. The number of shares that the Directors may allot and issue under this resolution would not exceed fifty per centum (50%) of the issued shares in the capital of the Company at the time of the passing of this resolution. For issue of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per centum (20%) of the issued shares in the capital of the Company.

The percentage of issued shares is based on the issued shares in the capital of the Company after adjusting for new shares arising from the exercise of employee share options on issue at the time this proposed Ordinary Resolution is passed and any subsequent consolidation or subdivision of shares.

(iii) The Ordinary Resolution 10 proposed in item 9 above, if passed, will empower the Directors of the Company, from the date of the above Meeting until the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to allot and issue shares in the Company of up to a number not exceeding in total fifteen per centum (15%) of the issued shares in the capital of the Company for the time being pursuant to the exercise of the options under the 1999 Scheme.

(iv) The Ordinary Resolution 11 proposed in item 10 above, if passed, will empower the Directors of the Company, from the date of the above Meeting until the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to allot and issue shares in the Company from time to time pursuant to the Company's Scrip Dividend Scheme.

(v) The Ordinary Resolution 12 proposed in item 11 above, if passed, will empower the Directors from the date of the above Meeting until the next Annual General Meeting to repurchase shares of the Company by way of market purchases or off-market purchases of up to ten per centum (10%) of the issued shares in the capital of the Company at the Maximum Price as defined in Appendix 1 to the Circular. The rationale for, the authority and limitation on, the sources of funds to be used for the purchase or acquisition including the amount of financing and the financial effects of the purchase or acquisition of shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2006 are set out in greater detail in Appendix 1 to the Circular.

(vi) The Ordinary Resolution 13 proposed in item 12 above, if passed, will authorise the Interested Person Transactions as described in Appendix 2 to the Circular and recurring in the year and will empower the Directors to do all acts necessary to give effect to the General Mandate. This authority will expire at the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier.

Notes:

1. A Member entitled to attend and vote at the Annual General Meeting (the "Meeting") is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.

2. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192 not less than 48 hours before the time appointed for holding the Meeting.


Member
Gold Peak Group

CIH Limited

(Incorporated in the Republic of Singapore)
Co. Reg. No.: 199106357H

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Pisces & Aquarius, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594 on Friday, 28 July 2006, at 9.15 a.m. to transact the following business:

As Ordinary Business

1. To receive and adopt the Audited Accounts of the Company for the financial year ended 31 March 2006 together with the reports of the Directors and the Auditors thereon.

2. To declare a final dividend of 4.0 Singapore cents (one-tier tax) per ordinary share for the financial year ended 31 March 2006.

3. To approve the Directors' fees of S$160,000 for the financial year ended 31 March 2006 (15-month financial period ended 31 March 2005: S$165,000).

4. To re-elect the following Directors each of whom retires by rotation pursuant to Article 92 of the Company's Articles of Association:

   (a) Mr. Leung Pak Chuen
   (b) Dr. Chua Yong Hai
   (c) Mr. Geoffrey Nowell Walls

   (Dr. Chua Yong Hai, a member of the Company's Audit Committee, is an independent Director.)

5. To re-appoint Deloitte & Touche as Auditors of the Company and to authorise the Directors to fix their remuneration.

6. To transact any other ordinary business of an Annual General Meeting.

As Special Business

To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

7. Mandate to authorise the Directors to issue shares

   That pursuant to Section 161 of the Companies Act, Cap. 50, and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit, provided that:

   (a) the aggregate number of shares to be issued pursuant to this Resolution does not exceed fifty per centum (50%) of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed twenty per centum (20%) of the issued share capital of the Company;

(b) for the purpose of determining the aggregate number of shares that may be issued under paragraph (a) above, notwithstanding the provisions of Article 12(2) of the Articles of Association of the Company, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for (i) new shares arising from the conversion or exercise of any convertible securities or share options which are outstanding at the time this Resolution is passed, and (ii) any subsequent consolidation or subdivision of shares; and

(c) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier.

8. Authority to issue shares under the CIH Limited Scrip Dividend Scheme

That pursuant to Section 161 of the Companies Act, Cap. 50, authority be and is hereby given to the Directors to allot and issue from time to time such number of shares in the Company as may be required to be allotted and issued pursuant to the CIH Limited Scrip Dividend Scheme.

9. Authority to grant options and issue shares under the CIHL Share Option Scheme 1999

That pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the rules and terms of the CIHL Share Option Scheme 1999 ("1999 Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be allotted and issued pursuant to the exercise of options under the 1999 Scheme, provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed fifteen per centum (15%) of the issued share capital of the Company from time to time.

By Order of the Board

Tan Cher Liang/Yeo Poh Noi Caroline
Company Secretaries
Singapore, 12 July 2006

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be lodged at the Company's registered office at 1 Temasek Avenue #18-02, Millenia Tower, Singapore 039192, not less than 48 hours before the time appointed for the Annual General Meeting.

Additional Information relating to items of Special Business

(a) Ordinary Resolution 7 is to authorise the Directors to issue shares in the Company up to the limits specified therein from the date of this Annual General Meeting up to the next Annual General Meeting. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the Company's issued share capital at the time that this Resolution is passed, after adjusting for the conversion or exercise of any convertible securities and share options that have been issued or granted and which are outstanding or subsisting at the time that this Resolution is passed, and any subsequent consolidation or subdivision of shares.

(b) Ordinary Resolution 8 is to authorise the Directors to allot and issue shares in the Company pursuant to the Company's Scrip Dividend Scheme which was implemented following shareholders' approval at the Extraordinary General Meeting held on 24 June 1999.

(c) Ordinary Resolution 9 is to authorise the Directors to allot and issue shares in the Company pursuant to the exercise of options granted or to be granted under the 1999 Scheme. The 1999 Scheme was adopted at the Extraordinary General Meeting of the Company held on 24 June 1999.



GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Change in shareholdings in GP Batteries International Limited

The Directors of GP Industries Limited (the "Company") are pleased to announce that the Company has acquired 40,000 and 60,000 shares in GP Batteries International Limited ("GP Batteries") from the open market on 13 and 14 July 2006 respectively.

Accordingly, the Company's interest in GP Batteries has increased from 53,716,096 shares to 53,816,096 shares, representing an approximately 49.095% interest in GP Batteries.

By Order of the Board

Tan San-Ju
Company Secretary
17 July 2006


Member
Gold Peak Group



GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Change in shareholdings in GP Batteries International Limited

The Directors of GP Industries Limited (the "Company") are pleased to announce that the Company has acquired 100,000 shares in GP Batteries International Limited ("GP Batteries") from the open market on 17 July 2006.

Accordingly, the Company's interest in GP Batteries has increased from 53,816,096 shares to 53,916,096 shares, representing an approximately 49.187% interest in GP Batteries.

By Order of the Board

Tan San-Ju
Company Secretary
18 July 2006


Member
Gold Peak Group

The Standard

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Wednesday, September 13, 2006 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2006.
2. To approve the payment of a final dividend for the year ended March 31, 2006.
3. To re-elect Directors and to authorise the Directors to fix Directors' fees.
4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "**THAT**:

(i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;"

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

As special business to consider and, if thought fit, pass with or without amendments, the following resolution which will be proposed as a Special Resolution:

8. "**THAT** the articles of association of the Company be and are hereby amended in the following manners:

   (a) by inserting the words "voting by way of a poll is required by the rules of the Stock Exchange or" after the words "on a show of hands unless" in the existing article 76;

   (b) by deleting the existing article 95 in its entirety and replacing it with the following:

   "Without prejudice to the power of the Company in general meeting in accordance with any of the provisions of these Articles to appoint any person to be a Director, the Board shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next general meeting of the Company (in the case of filling a casual vacancy) or until the next annual general meeting of the Company (in the case of an addition to the Board) and shall then be eligible for re-election at the meeting."; and

   (c) by deleting the existing article 112 in its entirety and replacing it with the following:

   "Notwithstanding any other provisions in these Articles, every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years at the annual general meeting. The retiring directors shall be eligible for re-election"."

By Order of the Board
WONG Man Kit
Company Secretary

July 28, 2006

Registered Office:
8th Floor, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong

www.goldpeak.com

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the Annual General Meeting is enclosed with the circular of the Company dated July 28, 2006 despatched to the shareholders of the Company. If the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Messrs. Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing and Andrew CHUANG Siu Leung.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.


caringcompany 2002-06
Awarded by The Hong Kong Council of Social Service

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2006 18:22:11
Announcement No.	00126

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Announcement Title *	RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 28 JULY 2006
Description	The Board of Directors of CIH Limited (the "Company") is pleased to announce that at the Annual General Meeting ('AGM") of the Company held on 28 July 2006, all the resolutions as set out in the Notice of AGM dated 12 July 2006 were duly passed. BY ORDER OF THE BOARD Yeo Poh Noi Caroline Company Secretary
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Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2006 17:15:58
Announcement No.	00059

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Announcement Title *	ANNUAL GENERAL MEETING

Description

The Board of Directors of GP Industries Limited ("the Company") is pleased to announce that:

(1) at the Annual General Meeting ("AGM") of the Company held on 28 July 2006, all resolutions relating to matters as set out in the Notice of AGM were duly passed.

(2) Mr Lim Ah Doo who was re-elected as a Director at the AGM, will remain as Chairman of the Audit Committee and a member of the Nominating Committee and the Remuneration Committee and is considered independent.

(3) Mr Phua Bah Lee, who was re-appointed as a Director at the AGM, will remain as Chairman of the Remuneration Committee and a member of the Audit Committee and the Nominating Committee and is considered independent.

By Order of the Board

Tan San-Ju
Company Secretary

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2006 18:23:57
Announcement No.	00127

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Announcement Title *: NOTICE OF BOOKS CLOSURE

Description

Notice is hereby given that the Transfer Books and the Register of Members of CIH Limited (the "Company") will be closed on 11 August 2006, for the purpose of determining shareholders' entitlements to the final dividend of 4.0 Singapore cents per share (one-tier tax) for the financial year ended 31 March 2006 (the "2006 Final Dividend").

Duly completed transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd of 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 10 August 2006 will be registered to determine shareholders' entitlements to the 2006 Final Dividend which will be paid on 21 August 2006.

Members whose Securities Accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares at 5.00 p.m. on 10 August 2006 will be entitled to the 2006 Final Dividend.

BY ORDER OF THE BOARD

Yeo Poh Noi Caroline
Company Secretary

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE AT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Gold Peak Industries (Holdings) Limited to be held at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, September 13, 2006 at 4:00 p.m. is set out on pages 13 to 16 of this circular. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the annual general meeting or any adjourned meeting if you so wish.

July 28, 2006


caringcompany
2002–06

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held on Wednesday, September 13, 2006, the notice of which is set out on pages 13 to 16 of this circular, or any adjournment thereof
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong under the Companies Ordinance and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company for the time being
"Group"	the Company and its subsidiaries and "member of the Group" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	July 24, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Share(s)"	share(s) of HK$0.50 each in the share capital of the Company or any shares into which the same may be converted, divided or consolidated or for which the same may be exchanged
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

CONTENTS

Page

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah *
Frank CHAN Chi Chung *
CHAN Kei Biu *

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

July 28, 2006

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase Shares subject to the criteria set out in this letter. In particular, Shareholders should note that the maximum number of Shares which may be repurchased

pursuant to the general mandate will be 10 per cent. of the share capital of the Company in issue as at the date of passing the resolution. As at the Latest Practicable Date, the issued share capital of the Company comprised 549,285,067 Shares. Subject to the passing of the proposed resolution for the grant of the repurchase mandate at the Annual General Meeting and on the basis that no further Shares were issued or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed to repurchase a maximum of 54,928,506 Shares. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules. An explanatory statement as required under the Listing Rules to provide the requisite information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the proposed resolution of the grant of the repurchase mandate at the Annual General Meeting is set out below.

2. REASONS FOR REPURCHASE OF SHARES

Trading conditions on the Stock Exchange have sometimes become volatile in recent years. Whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it is appropriate to repurchase Shares, Shares would only be repurchased in circumstances where the Directors consider that the purchase would be in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

3. SOURCE OF FUNDS

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid from the distributable profits of the Company or from the proceeds of a new issue of Shares made for the purpose of the repurchases. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purposes of the shares repurchase up to a certain limit specified by the Companies Ordinance. The Shares repurchased will be treated as cancelled but the aggregate amount of the Company's authorised share capital would not be reduced.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited consolidated accounts contained in the annual report of the Company for the year ended March 31, 2006) in the event that the proposed repurchase mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the repurchase mandate to such extent as would have a material adverse effect on the working capital requirements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the proposal is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has any present intention to sell any Shares to the Company nor has he/she undertaken not to sell any Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution and in accordance with the memorandum and articles of association of the Company, the Listing Rules and all applicable laws of Hong Kong.

6. EFFECT OF TAKEOVERS CODE

If as a result of repurchases of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company is increased, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, the Directors, namely, Messrs. Victor LO Chung Wing, Andrew NG Sung On, Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung, CHAU Kwok Wai, Raymond WONG Wai Kan, Vincent CHEUNG Ting Kau, LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu, and their associates together held approximately 33.0 per cent. of the issued share capital of the Company and will together hold approximately 36.7 per cent. of the issued share capital of the Company upon exercise in full of the repurchase mandate, if so approved, and it is possible that a mandatory offer obligation under the Takeovers Code might be triggered. The Directors have no present intention to exercise the repurchase mandate to such extent that will result in a mandatory offer being triggered under the Takeovers Code or the number of Shares being held by the public being reduced to less than the prescribed minimum percentage as required by Rule 8.08 of the Listing Rules.

7. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months up to and including the Latest Practicable Date were as follows:

Month	Price of Shares Highest	Lowest
	HK$	*HK$*
2005		
July	1.550	1.460
August	1.500	1.390
September	1.440	1.350
October	1.400	1.190
November	1.370	1.220
December	1.310	1.210
2006		
January	1.330	1.210
February	1.390	1.200
March	1.280	1.200
April	1.230	1.190
May	1.230	1.100
June	1.190	1.050
July (up to and including the Latest Practicable Date)	1.160	1.080

8. SHARE REPURCHASE MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, neither the Company nor any of its subsidiaries repurchased any Shares whether on the Stock Exchange or otherwise.

9. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting a resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Shares. This mandate will relate to such number of Shares representing 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date on which the resolution is passed and the aggregate nominal amount of the share capital purchased under the authority to repurchase Shares referred to above. As at the Latest Practicable Date, the issued share capital of the Company comprised 549,285,067 Shares. Subject to the passing of the proposed resolution for the grant of the general mandate to issue Shares at the Annual General Meeting and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed to issue a maximum of 109,857,013 Shares. The Directors have no present intention to issue any new Shares pursuant to the mandate to issue new Shares proposed to be granted to them at the Annual General Meeting.

10. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

It will also be proposed at the Annual General Meeting a special resolution to amend the existing articles of association of the Company.

Following the full implementation of the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules (the "Code"), the Directors propose to amend the existing articles of association of the Company in the following manner:

(a) in compliance with A.4.2 of the Code, all Directors appointed to fill a casual vacancy should be subject to election by Shareholders at the first general meeting after their appointment. Every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years; and

(b) in compliance with E.2 of the Code, the Company should ensure compliance with the requirements about voting by poll contained in the Listing Rules and the articles of association of the Company.

Your attention is drawn to Resolution no.8 as set out in the notice of the Annual General Meeting for the full text of the proposed amendments.

11. RE-ELECTION OF DIRECTORS

Pursuant to article 112 of the articles of association of the Company, Messrs. Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing and Andrew CHUANG Siu Leung will be retiring from office at the Annual General Meeting and they, being eligible, offer themselves for re-election at the Annual General Meeting.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

Mr. Paul LO Chung Wai, aged 58, is one of the co-founders of the Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into China and Taiwan. He is Chairman of LTK Industries Limited and COTCO Holdings Limited. Mr. Lo is currently the Vice President of Huizhou Association of Enterprises with Foreign Investment of China. He is also the Vice President of The Guangdong Association of Enterprises with Foreign Investment of China. Mr. Lo had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lo had a personal interest of 22,611,518 Shares and a personal interest in the share option to subscribe for 1,650,000 Shares. Save as disclosed herein, Mr. Lo did not have any interest in the Shares within the meaning of Part XV of the SFO. Mr. Lo is the brother of Mr. Victor LO Chung Wing and Mr. Kevin LO Chung Ping, both Executive Directors of the Company.

There is no service contract between the Company and Mr. Lo. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Lo as an Executive Director is to be determined by the Board as authorized by the Shareholders at the Annual General Meeting. For the year ended March 31, 2006, Mr. Lo received a director's fee of HK$10,000.

Mr. LEUNG Pak Chuen, aged 56, joined the Group in 1981 and has been appointed an Executive Director since 1990. He is Executive Vice Chairman of GP Industries Limited and an Executive Director of CIH Limited, both of which are listed on the Singapore Exchange Securities Trading Limited. Save as disclosed herein, Mr. Leung had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. Mr. Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures for the Group in China in mid 1980s. He is a Vice Chairman of Hong Kong Auto Parts Industry Association and a member of the Chartered Institute of Marketing of the UK and The International Institute of Management. He graduated from Chu Hai College in Hong Kong with a bachelor's degree in Business Administration.

As at the Latest Practicable Date, Mr. Leung had a personal interest of 3,202,581 Shares. Save as disclosed herein, Mr. Leung did not have any interest in the Shares within the meaning of Part XV of the SFO. Mr. Leung does not have any relationship with any Directors, senior management, substantial or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Leung. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Leung as an Executive Director is to be determined by the Board as authorized by the Shareholders at the Annual General Meeting. For the year ended March 31, 2006, Mr. Leung received a director's fee of HK$10,000.

Mr. Richard KU Yuk Hing, aged 58, joined the Group in 1978 and has been appointed an Executive Director since 1990. He is also Vice Chairman of GP Batteries International Limited, a company listed on the Singapore Exchange Securities Trading Limited. Save as disclosed herein, Mr. Ku had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. He has over 25 years' experience in international marketing in the battery industry. Mr. Ku graduated from the Sophia University in Japan with a Bachelor of Science degree in Economics.

As at the Latest Practicable Date, Mr. Ku had a personal interest of 2,231,780 Shares and a personal interest in the share option to subscribe for 500,000 Shares. Save as disclosed herein, Mr. Ku did not have any interest in the Shares within the

meaning of Part XV of the SFO. Mr. Ku does not have any relationship with any Directors, senior management, substantial or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Ku. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Ku as an Executive Director is to be determined by the Board as authorized by the Shareholders at the Annual General Meeting. For the year ended March 31, 2006, Mr. Ku received a director's fee of HK$10,000.

Mr. Andrew CHUANG Siu Leung, aged 58, has been appointed an Executive Director since 1992. He is currently an Executive Director of GP Industries Limited, a company listed on the Singapore Exchange Securities Trading Limited, and a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Save as disclosed herein, Mr. Chuang had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. Mr. Chuang serves as Chairman of Operations Review Committee of the Independent Commission Against Corruption, Chairman of the Design Council of Hong Kong of the Federation of Hong Kong Industries and a member of Legal Aid Services Council. He graduated from Queen Mary College of the University of London with a first class Honours in Bachelor of Electrical (Electronics) Engineering degree and a Doctorate degree in Microwave Engineering.

As at the Latest Practicable Date, Mr. Chuang had a personal interest of 474,500 Shares and a personal interest in the share option to subscribe for 500,000 Shares. Save as disclosed herein, Mr. Chuang did not have any interest in the Shares within the meaning of Part XV of the SFO. Mr. Chuang does not have any relationship with any Directors, senior management, substantial or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Chuang. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Chuang as an Executive Director is to be determined by the Board as authorized by the Shareholders at the Annual General Meeting. For the year ended March 31, 2006, Mr. Chuang received a director's fee of HK$10,000.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in relation to the proposed re-election of Messrs. Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing and Andrew CHUANG Siu Leung as Directors at the Annual General Meeting.

12. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

13. ANNUAL GENERAL MEETING

The notice of the Annual General Meeting to be held at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Wednesday, September 13, 2006 is set out on pages 13 to 16 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed, inter alia, to approve the general mandates to repurchase Shares and to issue Shares and to re-elect retiring Directors and a special resolution will be proposed to amend the existing articles of association of the Company.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

No Shareholder is required to abstain from voting at the Annual General Meeting pursuant to the Listing Rules and/or the articles of association of the Company.

14. PROCEDURE FOR DEMANDING A POLL

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour or against such resolution. The demand of a poll may be withdrawn.

15. RECOMMENDATION

The Directors believe that the proposals described in this circular are in the best interests of the Company and the Shareholders as a whole and recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting. The Directors and their associates beneficially holding a total of 181,537,843 Shares as at the Latest Practicable Date, which represent approximately 33.0 per cent. of the Company's issued share capital, have indicated that they intend to vote in favour of the relevant resolutions at the Annual General Meeting.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Wednesday, September 13, 2006 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2006.

2. To approve the payment of a final dividend for the year ended March 31, 2006.

3. To re-elect Directors and to authorise the Directors to fix Directors' fees.

4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "**THAT**:

   (i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the

aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;"

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

As special business to consider and, if thought fit, pass with or without amendments, the following resolution which will be proposed as a Special Resolution:

8. "**THAT** the articles of association of the Company be and are hereby amended in the following manners:

(a) by inserting the words "voting by way of a poll is required by the rules of the Stock Exchange or" after the words "on a show of hands unless" in the existing article 76;

(b) by deleting the existing article 95 in its entirety and replacing it with the following:

"Without prejudice to the power of the Company in general meeting in accordance with any of the provisions of these Articles to appoint any person to be a Director, the Board shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next general meeting of the Company (in the case of filling a casual vacancy) or until the next annual general meeting of the Company (in the case of an addition to the Board) and shall then be eligible for re-election at the meeting."; and

(c) by deleting the existing article 112 in its entirety and replacing it with the following:

"Notwithstanding any other provisions in these Articles, every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years at the annual general meeting. The retiring directors shall be eligible for re-election".

By Order of the Board
WONG Man Kit
Company Secretary

July 28, 2006

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Messrs. Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing and Andrew CHUANG Siu Leung.

(c) 刪除整條細則112條及以下列字句取代：

在不影響其他細則條款之情況下，每位董事（包括有概定委任年期之董事）須最少每三年於股東大會上輪流退任一次。退任之董事符合資格膺選連任。

承董事局命
公司秘書
黃文傑

二零零六年七月二十八日

註冊辦事處：
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

附註：

1. 凡有權出席上述大會及投票之股東，可委任一位或多位代表出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 茲隨附上大會之代表委任表格。如委任人為公司，則代表委任表格須蓋上公司印鑑，或由公司負責人或正式授權人代為簽署。

3. 代表委任表格須於大會指定舉行時間四十八小時前送回本公司註冊辦事處，方為有效。

4. 根據第3項膺選連任的退任董事包括羅仲煒先生、梁伯全先生、顧玉興先生及莊紹樑先生。

(iv) 就本決議案而言:

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間:

(a) 本公司下屆股東週年大會結束時;

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時;及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。」

7. 「**動議**在上述第5項及第6項普通決議案獲通過後,根據及遵照上述第6項普通決議案,由本公司購回之本公司股本中股份數目,將會加入董事根據及遵照上述第5項普通決議案行使全面授權而批准配發或同意有條件或無條件配發之本公司股本面值總額之內。」

作為特別事項,考慮並酌情,於經修改或不經修改下,通過以下將提呈之決議案為特別決議案:

8. 「**動議**就本公司之公司組織章程細則作出以下修訂:

(a) 於現有細則76條中「以舉手方式表決除非」字句後加上「上市規則要求以投票方式表決」字句;

(b) 刪除整條細則95條及以下列字句取代:

在不影響本公司於股東大會根據細則任何條款委任任何人為董事之權力之情況下,董事有權不時及隨時委任任何人士為董事,填補董事局臨時空缺或成為現有董事局的新增成員。以此方式委任的填補董事局臨時空缺之董事任期僅至本公司下個股東大會,新增董事任期僅至本公司下屆股東週年大會為止,他們屆時可於會上膺選連任;及

公司組織章程細則不時因以股代息而發行股份，而配發之股本面值總額不得超過本決議案日期本公司已發行股本面值總額之20%，而所述之批准亦受此數額限制；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。

「配售新股」乃指董事局在指定期間向本公司股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例建議配售新股（惟董事局有權向海外股東，或就零碎股權或因在任何香港以外地區之任何認可管制機構或證券交易所之法律或規定所限作出例外或權宜安排）。」

6. 「**動議**：

(i) 在本決議案第(iii)節限制下，全面及無條件批准董事局於有關期間（定義如下）行使本公司全部權力購回本公司股本中之股份；

(ii) 在本決議案第(i)節之批准即授權董事局按董事局全權釐定之價格及條文購買本公司股本之股份；

(iii) 董事局根據本決議案第(i)節之批准購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案通過之日本公司已發行之股本面值總額10%，而第(i)節之授權亦受此數額限制；及

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


GOLD
PEAK

(根據公司條例在香港註冊成立)
(股票代號:40)

茲通告本公司將於二零零六年九月十三日(星期三)下午四時正假座香港金鐘道八十八號太古廣場港麗酒店七樓漆咸廳舉行股東週年大會,處理下列事項:

1. 省覽截至二零零六年三月三十一日止年度之賬目、董事局及核數師報告書。

2. 批准派發截至二零零六年三月三十一日止年度之末期股息。

3. 重新推選董事及授權董事釐定董事袍金。

4. 重新委任下年度核數師並授權董事局釐定其酬金。

作為特別事項,考慮並酌情,於經修改或不經修改下,通過以下將提呈之決議案為普通決議案:

5. 「**動議**:

(i) 在本決議案第(ii)節之限制下,全面及無條件授權董事局在有關期間(定義如下)行使本公司所有權力以發行及配發本公司股本中之額外股份,並訂立或授予或需於有關期間或其後行使此權力之售股建議、協議及認股權;

(ii) 董事局依據本決議案第(i)節之批准配發或同意有條件或無條件配發(依據一項認股權或其他特權)及發行股份,但非根據(a)配售新股(定義如下),(b)根據本公司發行之任何認股權證或任何可轉換為本公司股份之證券而行使認購權或轉換權,(c)行使任何不時採納之認股權計劃或類似之安排向本公司及/或任何附屬公司之行政人員及/或職員授予之認股權,授予或發行股份或授予可購入本公司股份之權力或(d)依據本

除非要求以投票方式表決，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。以投票方式表決之要求可予撤回。

15. 推薦建議

董事局相信載於本通函之建議乃為本公司及股東之整體利益而設，並推薦 閣下在股東週年大會上對有關之決議案投贊成票。各董事及彼等之聯繫人士於最後可行日期合共實益擁有181,537,843股股份，佔本公司已發行股本約33.0%，彼等已表示將於股東週年大會上投票贊成有關之決議案。

此致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零六年七月二十八日

12. 責任聲明

本通函遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容有誤導。

13. 股東週年大會

於二零零六年九月十三日（星期三）下午四時正於香港金鐘道八十八號太古廣場港麗酒店七樓漆咸廳舉行股東週年大會，大會通告載於本通函第十三頁至第十六頁。在股東週年大會上，將提呈若干普通決議案（其中包括）以批准購回股份及發行股份之全面授權及重新推選董事及一項特別決議案以修訂本公司現有之公司組織章程細則。

茲隨附股東週年大會代表委任表格。無論 閣下能否出席該大會，務請按代表委任表格印列之指示將其填妥，在大會（或其任何續會）指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會令 閣下喪失出席大會及投票之資格。

根據上市規則及／或本公司之公司組織章程細則，沒有股東須於股東週年大會放棄投票。

14. 要求以投票方式表決之程序

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，以下人士要求以投票方式表決：

(i) 大會主席；或

(ii) 不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(iii) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一的親身出席股東或受委代表；或

(iv) 一名或以上持有獲授予權利可於會上表決之股份的親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

XV節，顧氏並無持有任何本公司股份權益。顧氏與本公司任何董事，高級管理層，主要股東或控股股東沒有任何關係。

顧氏與本公司並無簽署任何服務合約。顧氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。顧氏作為執行董事之董事袍金由董事局根據股東於股東大會授權而釐訂。截至二零零六年三月三十一日止年度，顧氏收取董事袍金10,000港元。

莊紹樑先生，五十八歲，自一九九二年獲委任為執行董事，亦為GP工業有限公司執行董事及本集團旗下科技及策略部之GP科技有限公司董事，GP工業有限公司在新加坡交易所股票交易公司上市。除於此披露外，莊氏於最後可行日期三年內於任何其他上市公司並無擁有任何董事職銜。莊氏為廉政公署審查貪污舉報諮詢委員會及香港工業總會之設計委員會主席，亦為法律援助服務局成員。莊氏畢業於倫敦大學Queen Mary College，持有電機（電子）工程學士一級榮譽學位及微波工程博士學位。

於最後可行日期，莊氏以個人權益擁有474,500股股份。莊氏同時以個人權益擁有可予認購500,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，莊氏並無持有任何本公司股份權益。莊氏與本公司任何董事，高級管理層，主要股東或控股股東沒有任何關係。

莊氏與本公司並無簽署任何服務合約。莊氏須按本公司組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。莊氏作為執行董事之董事袍金由董事局根據股東於股東大會授權而釐訂。截至二零零六年三月三十一日止年度，莊氏收取董事袍金10,000港元。

除於此披露外，概無任何根據上市規則13.51(2)(h)條至13.51(2)(v)條之要求須予披露之資料，及無任何有關重新推選羅仲煒先生，梁伯全先生，顧玉興先生及莊紹樑先生為董事之事項須於股東大會通知股東。

羅氏與本公司並無簽署任何服務合約。羅氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。羅氏作為執行董事之董事袍金由董事局根據股東於股東大會之授權而釐訂。截至二零零六年三月三十一日止年度，羅氏收取董事袍金10,000港元。

梁伯全先生，五十六歲，於一九八一年效力本集團，自一九九零年獲委任為執行董事，亦為GP工業有限公司執行副主席及CIH Limited執行董事，GP工業有限公司及CIH Limited均在新加坡交易所股票交易公司上市。除於此披露外，梁氏於最後可行日期前三年內於任何其他上市公司並無擁有任何董事職銜。梁氏從事電子製造業逾三十年，對本集團於八十年代中期在中國成立多間合資公司擔任重要角色。梁氏現時為香港汽車零件部工業協會副主席，亦為英國特許市務學會及The International Institute of Management會員。梁氏於香港珠海書院畢業，持有工商管理學士學位。

於最後可行日期，梁氏以個人權益擁有3,202,581股股份。除於此披露外，根據證券及期貨條例第XV節，梁氏並無持有任何本公司股份權益。梁氏與本公司任何董事，高級管理層，主要股東或控股股東沒有任何關係。

梁氏與本公司並無簽署任何服務合約。梁氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。梁氏作為執行董事之董事袍金由董事局根據股東於股東大會授權而釐訂。截至二零零六年三月三十一日止年度，梁氏收取董事袍金10,000港元。

顧玉興先生，五十八歲，於一九七八年效力本集團，自一九九零年獲委任為執行董事，現時亦為金山電池國際有限公司副主席，該公司在新加坡交易所股票交易公司上市。除於此披露外，顧氏於最後可行日期前三年內於任何其他上市公司並無擁有任何董事職銜。顧氏於電池業累積超過二十五年之國際市場推廣經驗。顧氏於日本上智大學畢業，持有經濟學理學士學位。

於最後可行日期，顧氏以個人權益擁有2,231,780股股份。顧氏同時以個人權益擁有可予認購500,000股股份之認股權。除於此披露外，根據證券及期貨條例第

10. 修訂公司組織章程細則

在股東週年大會上提呈一項特別決議案以修訂現有之公司組織章程細則。

因全面採用上市規則附錄14中之企業管治常規守則(「守則」),董事建議就現有之公司組織章程細則作出以下修訂:

(a) 根據守則A4.2,所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東選舉。每名董事(包括有指定任期的董事)應輪流退任,至少每三年一次;及

(b) 根據守則E.2,本公司應確保符合上市規則及本公司之公司組織章程細則中有關以投票方式表決的規定。

敬請 閣下留意股東週年大會通告議案8所載建議修訂全文。

11. 重新推選公司董事

依據本公司組織章程細則第112條,羅仲煒先生、梁伯全先生、顧玉興先生及莊紹樑先生將會在股東週年大會上退職,而各人均符合資格,願意膺選連任。

各建議在股東週年大會上膺選連任之董事資料如下:

羅仲煒先生,五十八歲,為本集團創辦人之一,在本集團之企業發展擔當重要角色,尤其在擴展本集團業務及於中國和台灣的投資方面。羅氏亦為樂庭實業有限公司及華剛光電(集團)有限公司之主席。現時,羅氏為中國惠州市外商投資企業協會理事會副會長及廣東外商投資企業協會理事會副會長。羅氏於最後可行日期前三年於任何其他上市公司並無擁有任何董事職銜。

於最後可行日期,羅氏以個人權益擁有22,611,518股股份及以個人權益擁有可予認購1,650,000股股份之認股權。除於此披露外,根據證券及期貨條例第XV節,羅氏並無持有任何本公司股份權益。羅氏與羅仲榮先生及羅仲炳先生為兄弟,該兩人亦為本公司執行董事。

7. 股份價格

股份於過去十二個月(至及包括最後可行日期)每月在聯交所之最高及最低成交價如下:

月份	股份價格	
	最高	最低
	港元	*港元*
二零零五年		
七月	1.550	1.460
八月	1.500	1.390
九月	1.440	1.350
十月	1.400	1.190
十一月	1.370	1.220
十二月	1.310	1.210
二零零六年		
一月	1.330	1.210
二月	1.390	1.200
三月	1.280	1.200
四月	1.230	1.190
五月	1.230	1.100
六月	1.190	1.050
七月(截至及包括最後可行日期)	1.160	1.080

8. 本公司購回股份

於最後可行日期前六個月期間,本公司及其任何附屬公司並無於聯交所或其他地方購回股份。

9. 全面授權發行股份

在股東週年大會上將提呈一項決議案,全面及無條件授權董事局發行新股份。此項授權之有關股份數目,相等於該決議案通過之日本公司已發行股本之20%,與根據上述購回股份授權而購回股本總面值兩者之總和。於最後可行日期,本公司已發行股份共549,285,067股。在須於股東週年大會通過全面授權發行股份動議之限制及在最後可行日期及股東週年大會前期間再無發行或購回股份之基準下,本公司可發行最多不超過109,857,013股股份。董事局現時無意根據將於股東週年大會上動議授予董事局發行新股之授權發行任何新股份。

4. 董事、其有聯繫及有關連人士

各董事及(彼等作出一切合理查詢後就彼等所知及所信)彼等之有聯繫人士現時無意在該項建議獲得股東批准之情況下,向本公司出售股份。

本公司之有關連人士(按上市規則定義)概無知會本公司,表示其目前有任何意圖待本公司獲授權購回股份後,出售任何股份予本公司,亦無承諾不會將任何彼等持有之股份向本公司出售。

5. 董事局承諾

董事局已向聯交所承諾,彼等將按照所提呈之決議案及依據本公司組織章程大綱及細則、上市規則及香港一切有關法例,行使本公司權力購回股份。

6. 有關收購守則之影響

倘若本公司購回股份導致某股東所佔本公司投票權的權益比例增加,此增加將被視作依據收購守則購入投票權。因此,一位股東或一組一致行動的股東能獲得或鞏固本公司之控制權,將要遵守收購守則第26條規則作出強制收購。於最後可行日期,各董事包括:羅仲榮先生、吳崇安先生、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生、王維勤先生、張定球先生、呂明華先生、陳志聰先生及陳其鑣先生,及彼等之聯繫人士(根據上市規則定義)共持有本公司已發行股本約33.0%,並若於獲得同意下,全面行使購回授權後將共同持有本公司已發行股本約36.7%,及將可能引發根據收購守則作出之強制收購責任。董事局現時無意行使購回授權,若購回股份將引發根據收購守則作出之強制收購或導致公眾所持股份數目減至少於上市規則第8.08條要求所規定之最少百份比。

之10%。於最後可行日期，本公司已發行股份共549,285,067股。在須通過購回授權動議之限制及在最後可行日期及股東週年大會前期間再無發行或購回股份之基準下，本公司可購回最多不超過54,928,506股股份。又謹請股東留意，該項授權祇在有關聯交所或其他地方根據上市規則之規定購回股份。因上市規則要求須向股東提供合理所需資料，使其能就購回授權動議投以贊成票或反對票作出有根據決定，以下為解釋條文。

2. 購回股份之原因

近年聯交所之交易情況時有波動，雖然未能預先估計在何種情況下董事局認為適宜購回股份，但祇當董事局認為符合本公司及各股東最佳利益之情況下方會購回股份。購回股份或會增加每股股份資產淨值及／或每股股份之盈利，惟須視乎當時市況及資金安排而定。

3. 資金來源

於購回股份時，本公司祇可動用按照其公司組織章程大綱及細則及公司條例認可合法供此用途之資金支付。公司條例規定，就購回股份而退還之資本額，祇可以從本公司之可分派溢利、或從為購回而發行新股份所得款項支付。公司條例更規定回購股份之應付溢價祇可由公司可分派溢利中提取。如回購之股份以溢價發行，回購所需支付之股份溢價，可按公司條例所容許之某些限制下，以為回購而發行之新股份所得款項支付。已購回之股份將予註銷，但本公司之法定股本總額將不會減少。

倘於建議之購回期間內任何時間全面行使該項授權建議而購回股份，或會對本公司之營運資金或資本與負債比率有不利影響（與最後刊印之二零零六年三月三十一日止年度年報所載之本公司經審核綜合賬目披露之情況比較）。然而，若董事局認為本公司之營運資金或資本與負債比率水平會受到重大不利影響之情況下，董事局不擬行使購回授權。


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事:
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

提案包括全面授權購回股份及發行股份,
修訂公司組織章程細則
重新推選公司董事及股東週年大會通告

1. 全面授權購回股份

在股東週年大會上將提呈一項普通決議案,全面及無條件授權董事局行使本公司一切權力,依照本函件所載之標準,購回本公司股份。謹請各股東特別留意,根據該項全面授權所購回股份之最高數目,將等於通過該決議案當日本公司股本中已發行股份數目

頁次

主席兼總裁函件

「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定幣值

在本通函中,除文義另有所指外,下列詞語涵義如下:

「股東週年大會」	指	本公司於二零零六年九月十三日(星期三)舉行之股東週年大會或其任何續會,大會通告載於本通函第十三頁至第十六頁
「聯繫人士」	指	按上市規則定義之聯繫人士
「董事局」	指	本公司之董事局或獲正式授權之委員會
「公司條例」	指	公司條例(香港法例第32章)
「本公司」	指	金山工業(集團)有限公司,一家根據公司條例在香港註冊成立之公司,其股份於聯交所上市
「董事」	指	現時本公司之董事
「本集團」	指	本公司及其附屬公司及本集團之成員
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零六年七月二十四日,即確定此通函之部份資料以刊印此通函之最後可行日期
「上市規則」	指	聯交所證券上市規則(因時修正)
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司股份持有人
「股份」	指	本公司股本中每股面值0.50港元之股份,或任何可由其轉換、分拆或整合或交換而成之任何股份
「聯交所」	指	香港聯合交易所有限公司

閣下對本通函或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）

（股票代號：40）


GOLD
PEAK

提案包括
全面授權購回股份
及發行股份，
修訂公司組織章程細則
重新推選公司董事
及
股東週年大會通告

金山工業（集團）有限公司定於二零零六年九月十三日（星期三）下午四時正於香港金鐘道八十八號太古廣場港麗酒店七樓漆咸廳舉行股東週年大會，大會通告載於本通函第十三頁至第十六頁。無論　閣下能否出席大會，請依照隨附之代表委任表格上列印之指示將表格填妥及盡快交回，在任何情況下須於大會（或其任何續會）指定舉行時間四十八小時前送達。填妥及交回代表委任表格將不會令　閣下喪失出席大會（或其任何續會）及投票之資格。

二零零六年七月二十八日


商界展關懷
caringcompany 2002-06
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發



CIH Ltd
Annual Report 2005-2006

FINANCIAL CALENDAR

Announcement of first quarter results

11 August 2005

Announcement of second quarter results

9 November 2005

Announcement of third quarter results

8 February 2006

Announcement of full-year results

25 May 2006

Despatch of annual report to shareholders

12 July 2006

Annual general meeting

28 July 2006

Dividends

Interim

Paid on 8 December 2005

Final

Payable in August 2006

CONTENTS

COMPANY PROFILE

Incorporated in Singapore in 1991, **CIH Limited ("CIHL")** is the holding company of the CIHL Group with businesses in light fittings and other investments. CIHL has been listed on the Mainboard of the Singapore Exchange Securities Trading Limited since 1992, and is currently a component stock of the Business Times Singapore Regional Index.

It employs 280 people and occupies a total floor area of 17,000 square metres.

CIHL is currently 67.9% owned by Singapore-listed GP Industries Limited, which is an 87.1% subsidiary of Gold Peak Industries (Holdings) Limited. Gold Peak is a public listed company in Hong Kong.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive

Victor LO Chung Wing
Chairman

CHAU Kwok Wai
Vice Chairman & Managing Director

Parklin HO Pak Nin

LEUNG Pak Chuen

Non-Executive

Edmund CHENG Wai Wing

LIM Jiew Keng

CHUA Yong Hai

Geoffrey Nowell WALLS

AUDIT COMMITTEE

LIM Jiew Keng
Chairman

Edmund CHENG Wai Wing

CHUA Yong Hai

NOMINATING COMMITTEE

CHUA Yong Hai
Chairman

Edmund CHENG Wai Wing

LIM Jiew Keng

Victor LO Chung Wing

CHAU Kwok Wai

REMUNERATION COMMITTEE

Edmund CHENG Wai Wing
Chairman

LIM Jiew Keng

CHUA Yong Hai

Victor LO Chung Wing
(resigned with effect from 24 May 2006)

CHAU Kwok Wai
(resigned with effect from 24 May 2006)

COMPANY SECRETARIES

TAN Cher Liang

Caroline YEO

REGISTERED OFFICE

1 Temasek Avenue
#18-02 Millenia Tower
Singapore 039192
Tel (65) 6416 1600
Fax (65) 6416 1616/7
E-mail cihl@cihltd.com
Website www.cihltd.com

SHARE REGISTRARS

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315

AUDITORS

Deloitte & Touche
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Audit Partner-in-charge
Alan NISBET
(appointed on 8 October 2002)

PRINCIPAL BANKERS

BNP Paribas

The Hongkong and Shanghai Banking Corporation Ltd

Oversea-Chinese Banking Corporation Limited

United Overseas Bank Limited

SOLICITORS

Allen & Gledhill
One Marina Boulevard #28-00
Singapore 018989

FINANCIAL HIGHLIGHTS

	Year ended 31 March 2006	15 months ended 31 March 2005 (Restated)
Profit and Loss Account (S$ million)		
Turnover from continuing operations	**7.9**	13.0
Profit after taxation from continuing operations	**0.7**	6.3
Loss after taxation from discontinued operations	**(2.0)**	(5.3)
Minority interests	**(1.1)**	(0.6)
(Loss)/Profit attributable to shareholders	**(2.4)**	0.4
Basic earnings per share (cents)	**(1.85)**	0.35
Dividend per share (cents)	**8.0**	8.0

	31 March 2006	31 March 2005
Balance Sheet (S$ million)		
Shareholders' funds	**338.4**	360.8
Total assets	**440.1**	518.8
Ratios		
Current assets : Current liabilities	**2.78**	1.77
Inventory turnover period for continuing operations (months)	**1.33**	3.39
Net bank borrowings : Equity	**-**	0.02
Other Information		
Number of employees of subsidiaries	**280**	200
Total floor area of subsidiaries (square metres)	**17,000**	8,000

FIVE-YEAR FINANCIAL SUMMARY

Consolidated Results

	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	Year ended 31 December 2003 S$'000	Year ended 31 December 2002 S$'000	Year ended 31 December 2001 S$'000
		(Restated)	(Restated)	(Restated)	(Restated)
Turnover	**7,918**	12,972	189,274	186,016	197,291
(Loss)/Profit after taxation	**(1,341)**	965	105,845	7,582	9,320
Minority interests	**(1,041)**	(532)	(1,508)	(1,188)	810
(Loss)/Profit attributable to shareholders	**(2,382)**	433	104,337	6,394	10,130

Financial Position

	31 March 2006 S$'000	31 March 2005 S$'000	31 December 2003 S$'000	31 December 2002 S$'000	31 December 2001 S$'000
Property, plant and equipment	**5,364**	32,627	37,183	62,741	66,502
Interest in associated companies	**475**	9,726	17,581	129,046	112,183
Investment property	**-**	-	37	-	-
Long term investments and receivables	**185,844**	200,757	198,355	21,167	18,087
Intangible assets	**3,854**	10,626	11,856	32,444	12,042
Derivative financial instruments	**4,453**	-	-	-	-
Deferred tax assets	**-**	844	252	526	-
Current assets	**240,156**	264,182	460,983	234,852	234,835
	440,146	518,762	726,247	480,776	443,649
Shareholders' funds	**338,350**	360,797	374,577	247,018	242,965
Minority interests	**-**	5,495	3,603	5,638	4,596
Long term liabilities	**15,395**	3,540	8,189	116,334	117,634
Current liabilities	**86,401**	148,930	339,878	111,786	78,454
	440,146	518,762	726,247	480,776	443,649

FIVE-YEAR FINANCIAL SUMMARY

Turnover
(S$ million)
(restated)



Year ended 31 Mar 06
7.9
15 months ended 31 Mar 05
13.0
Year ended 31 Dec 03
189.3
Year ended 31 Dec 02
186.0
Year ended 31 Dec 01
197.3
0
50
100
150
200
250

(Loss)/Profit attributable to shareholders
(S$ million)
(restated)



Year ended 31 Mar 06
(2.4)
15 months ended 31 Mar 05
0.4
Year ended 31 Dec 03
104.3
Year ended 31 Dec 02
6.4
Year ended 31 Dec 01
10.1
(10)
0
20
40
60
80
100
120

Total assets
(S$ million)



31 Mar 06
440.1
31 Mar 05
518.8
31 Dec 03
726.3
31 Dec 02
480.8
31 Dec 01
443.6
0
100
200
300
400
500
600
700
800

Basic earnings per share
(S cents)
(restated)



Year ended 31 Mar 06
(1.9)
15 months ended 31 Mar 05
0.4
Year ended 31 Dec 03
86.2
Year ended 31 Dec 02
5.4
Year ended 31 Dec 01
8.6
(10)
0
20
40
60
80
100

BOARD OF DIRECTORS


1
2
3
4
5
6
7
8

1. Victor C. W. Lo
2. K. W. Chau
3. Parklin P. N. Ho
4. P. C. Leung
5. Edmund W. W. Cheng
6. J. K. Lim
7. Y. H. Chua
8. Geoffrey N. Walls

EXECUTIVE DIRECTORS

Victor C. W. Lo GBS, OBE, JP

Aged 56, appointed as Chairman and an executive director since 7 April 1992. He is a member of the Nominating Committee. He resigned as a member of the Remuneration Committee since 24 May 2006 to comply with the new requirements of the Code of Corporate Governance 2005. Mr Lo holds 200,000 share options in the Company. He was last re-elected on 28 May 2004.

Mr Lo is Chairman of GP Industries Limited and Hong Kong-listed Gold Peak Industries (Holdings) Limited. He was also Chairman of GP Batteries International Limited from 1990 to 1993.

Mr Lo is a member of the Executive Council of Hong Kong SAR, Chairman of Hong Kong Science and Technology Parks Corporation, Council Chairman of the Hong Kong Polytechnic University and Chairman of Board of Governors of Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He was Chairman of Federation of Hong Kong Industries from 2001 to 2003.

Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

Chau Kwok Wai

Aged 52, appointed Managing Director and Vice Chairman since 1 December 1994 and 1 April 2000 respectively. He is a member of the Nominating Committee. He resigned as a member of the Remuneration Committee since 24 May 2006 to comply with the new requirements of the Code of Corporate Governance 2005. He holds 152,000 shares and 160,000 share options in the Company.

Mr Chau is an executive director of Gold Peak Industries (Holdings) Limited and GP Batteries International Limited.

Mr Chau is a fellow member of the Association of Chartered Certified Accountants. He graduated from the University of Lancaster in the UK with a Master of Arts degree in Accounting and Finance.

Parklin P. N. Ho

Aged 53, appointed an executive director since 7 April 1992. He holds 40,000 shares and 30,000 share options in the Company. He was last re-elected on 29 July 2005.

Mr Ho has been in the electrical industry in Hong Kong for over 20 years. He is Permanent Honorary President of The Hong Kong & Kowloon Electric Trade Association.

Mr Ho graduated from the University of Hong Kong with a Bachelor's degree in Social Sciences.

Leung Pak Chuen

Aged 56, appointed an executive director since 31 May 2001. He does not hold any shares or share options in the Company. He was last re-elected on 28 May 2004. He will be due for retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 28 July 2006.

Mr Leung is Executive Vice Chairman of GP Industries Limited and an executive director of Gold Peak Industries (Holdings) Limited.

Mr Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures for Gold Peak Group in China. He is Vice Chairman of Hong Kong Auto Parts Industry Association. He is a member of the Chartered Institute of Marketing of the UK and the International Institute of Management.

Mr Leung graduated from Chu Hoi College in Hong Kong with a Bachelor's degree in Business Administration.

NON-EXECUTIVE DIRECTORS

Edmund W. W. Cheng

Aged 53, a non-executive and independent director since 29 July 1992. Mr Cheng has been a member of the Audit Committee since 1 December 1992. He is Chairman of the Remuneration Committee and a member of the Nominating Committee. He holds 50,000 shares in the Company. He was last re-elected on 29 July 2005.

Mr Cheng is Deputy Chairman of Wing Tai Holdings Limited. He is active in both the public and private sectors and is currently serving as Chairman of Singapore Airport Terminal Services Ltd, Mapletree Investments Pte Ltd, Nation Arts Council, DesignSingapore Council and The Old Parliament House Ltd. Mr Cheng is also a Board member of SNP Corporation Ltd, SNP Leefung Holdings Limited and DNP Holdings Berhad. He was Chairman of the Singapore Tourism Board from 1992 to 2001 and a former Board member of Singapore Airlines Limited, Urban Redevelopment Authority and Construction Industry Development Board. Having served as former President of the Real Estate Developers' Association, he remains a member of its Presidential Council. Mr Cheng received the Public Service Star Award in 1999.

Mr Cheng graduated from Northwestern University, USA with a Bachelor of Science degree in Civil Engineering. He received a Master of Architecture degree from Carnegie-Mellon University, USA.

Lim Jiew Keng

Aged 65, a non-executive and independent director since 1992. He is Chairman of the Audit Committee and a member of both the Nominating and Remuneration Committees. He holds 50,000 shares in the Company. He was last re-elected on 29 July 2005.

Mr Lim is a banking and finance consultant of BSL Consultants Pte Ltd, an associate of the BSL group of companies which are members of AGN International Limited, an international association for independent accountants and consultants.

Mr Lim has had extensive experience in the financial and banking industry, having held many years of senior positions in corporate and investment banking in two international banks. His experience covered a span of 25 years, including having held in the 80's and early 90's the positions of Deputy General Manager of Banque Paribas, Country Corporate Manager of Chase Manhattan Bank and Managing Director of Chase Investment Bank. Since 1992, Mr Lim has taken an advisory role. From 1994 through 1998, he was a senior advisor to a leading regional stock-broking firm. From 1992 through 1993, he was a senior consultant to an international recruiting firm for senior banking appointments.

Besides his appointments with the Company, he is also on the board of three other listed companies, namely Inchem Holdings International Limited, Jaya Holdings Limited and Surface Mount Technology (Holdings) Limited.

Mr Lim holds a Bachelor of Social Science (Honours) in Economics from the University of Singapore, a Certificate in Education from the Singapore Teachers Training College and completed an Advanced Management Programme at the Fuqua Business School of the Duke University in the US.

Chua Yong Hai

Aged 62, a non-executive and independent director since 15 September 1997. Dr Chua has been a member of the Audit Committee since 15 September 1997. He is also Chairman of the Nominating Committee and a member of the Remuneration Committee. He holds 50,000 shares in the Company. He was last re-elected on 28 May 2004. He will be due for retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 28 July 2006.

Dr Chua is Chairman of Allco (Singapore) Limited and Asia Pacific Investment Company Limited, and also serves as a board member of many other companies.

Dr Chua is active in community and social work for which he has been awarded the Public Service Medal and the Public Service Star by the President of Singapore. He is also a Justice of Peace and Singapore's non-resident High Commissioner to the Maldives.

Dr Chua graduated from the University of Singapore with a first class Honours Degree in Applied Chemistry and a Graduate Diploma in Business Administration. He received his Doctorate Degree in Chemical Engineering from the then University of New South Wales in Australia.

Geoffrey N. Walls

Aged 61, a non-executive director since 1 January 2005 and was formerly an executive director. He does not hold any shares or share options in the Company. He was last re-elected on 27 May 2003. He will be due for retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 28 July 2006.

Mr Walls joined the Company in 1998 as Regional Manager for the Middle East and Pakistan based in Dubai. In 2000, he became Regional Director, Sales and Marketing - South Asia until 2003.

Mr Walls graduated from the University of Melbourne, Australia with a Bachelor's degree in Commerce.

"We will continue to expand our product range and invest in marketing and distribution to strengthen the GP brand image."

OVERVIEW

The past financial year remained challenging for our businesses as rising costs were met by keen competition in our domestic market, China.

Comparisons with the preceding financial year 2004-2005 are, however, made difficult by two factors. Firstly, the financial year end for that year was changed to align with that of our immediate holding company, GP Industries Limited. This resulted in restated accounts covering 15 months, against the normal 12 months for 2005-2006 financial year. Secondly, the disposal on 15 March 2006 of our entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"), our joint venture with Schneider Electric SA, has meant that the results of the CAHL Group have been accounted for only up to 31 December 2005 and reported under discontinued operations in the profit and loss account.



Victor Lo
Chairman

It is on this basis, therefore, that we report revenues for the continuing operations of the Company for the financial year 2005-2006 of S$7.9 million, a decrease of 39% as compared with the 15 months ended 31 March 2005. This resulted in an operating profit before exceptional items and share of results of associated companies of S$2.7 million, against a loss of S$777,000 in the previous reporting period. The consolidated loss attributable to shareholders was S$2.4 million, against a profit of S$443,000.

As the results demonstrate, we have been successful in reducing our operating costs. It is also worth noting that our balance sheet has strengthened with an increase in cash and bank balances which has resulted in a higher interest income and lower interest costs.

The Board of Directors has recommended a final dividend of 4.0 Singapore cents per share. Together with the interim dividend paid, the total dividends amount to 8.0 Singapore cents per share, unchanged from the previous financial period.

DISPOSAL OF CLIPSAL ASIA HOLDINGS LIMITED

The 50:50 joint venture CAHL was formed with Schneider in August 2003. At the time of the formation of CAHL, the Group was granted a put option under which Schneider was required to purchase the Group's remaining 50% interest in the joint venture. CAHL's business had made some progress and showed some promise, especially in the areas of electrical wiring devices and installation systems. However, we deemed it advisable to exercise the option at an earlier date than originally anticipated in view of the continuing strong competition and rapid rise in raw materials costs as well as other operating costs which CAHL is expected to face in the near future.

Accordingly, the put option was exercised on 12 January 2006 and the disposal completed on 15 March 2006. The exercise price amounted to a total of US$58.99 million (approximately S$95.74 million). An amount of US$2.95 million (approximately S$4.79 million) has been retained and is expected to be paid, together with accrued interest, in early 2008. The remaining US$56.04 million (equivalent to approximately S$90.95 million) were received in cash. The substantial proceeds have further strengthened our financial position and allow us to pursue more profitable opportunities.

LIGHTING BUSINESS

Following the disposal of CAHL, we are left with the light fittings business and interests in light emitting diode ("LED") lighting and large sized LED screens businesses.

Having re-branded our Pierlite light fittings business as GP Lighting in early 2005, we continued to build awareness for the new brand in China. Given the intense competition and the sharp rise in raw materials costs, cost control has continued to be our focus. Moreover, we will continue to expand our product range and invest in marketing and distribution to strengthen the GP brand image.

In March 2005 we took a 10% stake in Primo Lite Co., Ltd., which develops, manufactures and supplies LED lighting products and accessories. This business made good progress in China during the financial year and has built up a good reputation in outdoor LED lighting projects for prestigious buildings.

Our 19.3% affiliate Lighthouse Technologies Limited, a company which produces LED superscreens, saw improved results. The sales network continued to develop, especially in Europe and Asia Pacific. During the year, Lighthouse also acquired 49% of a factory that supplies its products, and the resulting vertical integration has reduced costs and increased competitiveness. It also allows Lighthouse to develop a new range of products for the fixed-installation market.

OUTLOOK AND PROPOSED PRIVATISATION

GP Lighting will continue to expand as the brand gains recognition. Although China is a highly competitive market, it also holds tremendous potential. The key to success will be to differentiate through a higher degree of customisation. We are continuously enriching our product portfolio and we expect significant growth in our exports, particularly to Australia.

LED holds exciting prospects for the future of lighting and we intend to participate in a capital injection in Primo to increase our stake to 18%.

Lighthouse will use its improved cost structure to develop products for the fixed-installation segment, which is many times larger than the rental segment to which it has catered for. More effort will be put into developing the North American markets.

On 3 February 2006, the Company jointly with GP Industries Limited, our immediate holding company, announced a proposal to privatise the Company by way of a scheme of arrangement, under which shareholders will have an opportunity to realise part of their investment in the Company for cash through a special dividend. Shareholders will also be able to participate in the GP Industries Group's larger core business as GP Industries Limited's shareholders. They will also benefit from the increased liquidity of a stock with research coverage. Completion of the scheme is subject to the approval of the relevant regulatory authorities and shareholders.

VOTE OF THANKS

On behalf of the Board of Directors, I would like to thank our shareholders and associates for their support not only during the financial year but over the past 13 years that we have been in existence. I would equally like to thank all our employees for their loyalty and hard work.

Victor Lo
Chairman
8 June 2006

"Despite a lower turnover and a net exchange loss, the cost reduction measures undertaken by the Group have resulted in an overall improvement in operating results."

INTRODUCTION

On 12 January 2006, the Company exercised the put option for the disposal of its entire 50% equity interest in Clipsal Asia Holdings Limited ("CAHL") to its joint venture partner, Schneider Electric SA. The exercise of the put option was completed on 15 March 2006. Consequently, the results of the CAHL Group were accounted for up to 31 December 2005 and reported under discontinued operations in the profit and loss statement.

During the financial year ended 31 March 2006, the Group's continuing operations, which comprise mainly the light fittings business, registered a turnover of S$7.9 million. This was a decrease of 39% as compared with that of the financial period of 15 months ended 31 March 2005 due to the loss of the three months of sales. Gross profit margin was maintained at approximately 20%.



K W Chau
Vice Chairman & Managing Director

FINANCIAL AND BUSINESS REVIEW

The Group's financial position has improved substantially with the proceeds received from the exercise of the put option. The cost reduction measures undertaken by the Group have resulted in an overall improvement in operating results despite a lower turnover and a net exchange loss. The exchange loss was mainly unrealised in nature, caused by the Australian dollar denominated receivables being translated into Singapore dollars for reporting purposes at the end of the financial year.

The reduction in the loss from CAHL, which was reported under discontinued operations, was mainly due to better cost control and the recording of nine months' results up to 31 December 2005 as compared to the 15-month corresponding financial period. Following the completion of the put option, the Group does not have any interest in CAHL and has therefore stopped accounting for CAHL's results as from January 2006.

The opening of our assembly and testing facilities in Shanghai in July 2005 has enhanced GP Lighting's capability and competitiveness in the bidding of lighting projects which requires a shorter lead time for customised products. With this added strength, GP Lighting has successfully secured some major prestigious projects in China.



Products of the electrical wiring devices and installation systems under the CAHL Group





Project wins of the CAHL Group in the region

We are positioning the GP brand as the professional lighting solution manufacturer and provider of environmentally-friendly light fittings. Following this business philosophy, we have developed and introduced new T5 ranges of energy-saving light fittings to the market.

PROSPECTS

On 3 February 2006, the Company jointly with GP Industries Limited ("GPIL"), our immediate holding company, announced a proposal to privatise the Company by way of a scheme of arrangement .

Completion of the scheme is subject to the approval of the relevant regulatory authorities and shareholders. The timetable for implementation of the scheme has been prolonged because of delays in obtaining the various waivers and regulatory approvals in Singapore and Hong Kong. In Hong Kong, shareholders' approval from Gold Peak Industries (Holdings) Limited, the ultimate holding company of the Group, was obtained on 20 April 2006. With the Group's full year results announced, we are in the process of finalising the scheme documents and circulars, which will be submitted to the authorities for approval. The Group believes that the process can now be expedited.

The privatisation of the Company by GPIL will enable the enlarged GPIL Group to eliminate overlapping costs, improve operational efficiency and better deploy its financial resources.

Meanwhile, the Group will continue to expand its light fittings business and invest in promotional activities to strengthen the GP brand image. The Group participated in the Guangzhou International Lighting Exhibition in

June 2006, which is the largest lighting and electrical building technology exhibition in Asia. This exhibition has provided the Group with a very good opportunity to make contact with potential domestic and export customers. In 2006, the Group expects the export of light fittings products to increase significantly. Our major export markets are currently Australia and the Middle East.

The Beijing Olympics in 2008 and Shanghai Expo in 2010 will provide good opportunities for both traditional and light emitting diode ("LED") light fittings businesses because of increased construction activities for gymnasiums, sports complexes, hotels and exhibition halls in Beijing and Shanghai. In view of the high growth potential of LED lighting business in both the Chinese domestic and export markets, the Group intends to participate in a capital injection in Primo Lite Co.,Ltd. in Taiwan to increase its equity shareholding from 10% to 18%.

The recent surge of raw materials prices has an adverse impact on our margin. Though difficult, the Group is trying to pass on part of the increased costs to its customers. Besides focusing on expanding the sales of light fittings, emphasis is also being put on further productivity improvements to alleviate the cost pressure.



GP Lighting's light fittings products installed at various large-scale complexes and gymnasiums in China


MELBOURNE
2006

Lighthouse's LED superscreens are widely used for many prestigious events worldwide, such as the 2006 Commonwealth Games in Melbourne, Australia.

ACKNOWLEDGEMENTS

On behalf of the Board of Directors, I would like to sincerely thank our shareholders and business associates for their continued support and all our dedicated employees for their hard work and contributions to the Group.

Chau Kwok Wai
Vice Chairman & Managing Director
8 June 2006

CORPORATE CALENDAR OF EVENTS

2005

April

- Bowden Switchgear (Hong Kong) Limited increased its equity interests in GE Bowden (Hong Kong) Ltd from 50% to 100%.
- Pierlite Lighting (China) Limited was renamed as GP Lighting Technology (Huizhou) Limited.

July

- CIH Limited's equity interest in Lighthouse Technologies Limited diluted from 29.6% to 19.3%.
- Bowden Industries (China) Limited set up a wholly-owned subsidiary, GP Lighting Technology (Shanghai) Limited.

August

- Bowden Industries (China) Limited increased its equity interest in GP Lighting Technology (Huizhou) Limited from 90% to a wholly-owned subsidiary.

2006

January

- CIH Limited exercised its put option to sell its entire 50% equity interest in Clipsal Asia Holdings Limited ("CAHL") to Schneider Electric SA. The disposal completed in March 2006.

February

- CIH Limited joining with its immediate holding company, GP Industries Limited, proposed to privatise CIH Limited by way of a scheme of arrangement.

REPORT OF THE DIRECTORS

The directors present their report to the members together with the audited balance sheet and statement of changes in equity of the Company and the audited consolidated financial statements of the Group for the financial year ended 31 March 2006.

1. **Directors**

   The directors of the Company in office at the date of this report are:

   Executive:
   Victor Lo Chung Wing, Chairman
   Chau Kwok Wai, Vice Chairman & Managing Director
   Ho Pak Nin
   Leung Pak Chuen

   Non-Executive:
   Edmund Cheng Wai Wing
   Lim Jiew Keng
   Chua Yong Hai
   Geoffrey Nowell Walls

2. **Arrangements to enable directors to acquire shares or debentures**

   Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement, the objective of which is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate except for the Company's share option scheme as set out in paragraph 5 of the Report of the Directors.

3. **Directors' interest in shares and debentures**

   According to the register of directors' shareholdings kept by the Company for the purposes of Section 164 of the Companies Act, Cap. 50, the undermentioned persons who were directors of the Company as at 31 March 2006 had an interest in the shares of the Company, the Company's immediate holding company, GP Industries Limited and the Company's ultimate holding company, Gold Peak Industries (Holdings) Limited as detailed below:

	Shareholdings registered in the name of directors			Shareholdings in which directors are deemed to have an interest		
	At 1 April 2005	At 31 March 2006	At 21 April 2006	At 1 April 2005	At 31 March 2006	At 21 April 2006
Interest in the Company's ordinary shares						
Chau Kwok Wai	152,000	152,000	152,000	-	-	-
Ho Pak Nin	20,000	40,000	40,000	-	-	-
Edmund Cheng Wai Wing	-	50,000	50,000	-	-	-
Lim Jiew Keng	-	50,000	50,000	-	-	-
Chua Yong Hai	-	50,000	50,000	-	-	-

3. Directors' interest in shares and debentures (Continued)

	Shareholdings registered in the name of directors			Shareholdings in which directors are deemed to have an interest		
	At 1 April 2005	At 31 March 2006	At 21 April 2006	At 1 April 2005	At 31 March 2006	At 21 April 2006
Options to subscribe for the Company's ordinary shares						
Victor Lo Chung Wing	200,000	200,000	200,000	-	-	-
Chau Kwok Wai	160,000	160,000	160,000	-	-	-
Ho Pak Nin	50,000	30,000	30,000	-	-	-
Edmund Cheng Wai Wing	50,000	-	-	-	-	-
Lim Jiew Keng	50,000	-	-	-	-	-
Chua Yong Hai	50,000	-	-	-	-	-
Interest in GP Industries Limited's ordinary shares						
Leung Pak Chuen	1,608,000	1,608,000	1,608,000	-	-	-
Options to subscribe for GP Industries Limited's ordinary shares						
Victor Lo Chung Wing	2,068,000	2,068,000	2,068,000	-	-	-
Chau Kwok Wai	180,000	180,000	180,000	-	-	-
Ho Pak Nin	100,000	100,000	100,000	-	-	-
Leung Pak Chuen	730,000	730,000	730,000	-	-	-
Interest in Gold Peak Industries (Holdings) Limited's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	3,043,763	4,293,763	4,293,763	70,658,048	70,658,048	70,658,048
Chau Kwok Wai	275,000	275,000	275,000	-	-	-
Ho Pak Nin	1,065	1,065	1,065	-	-	-
Leung Pak Chuen	3,202,581	3,202,581	3,202,581	-	-	-
Options to subscribe for Gold Peak Industries (Holdings) Limited's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	4,100,000	1,600,000	1,600,000	-	-	-
Chau Kwok Wai	1,725,000	1,100,000	1,100,000	-	-	-
Geoffrey Nowell Walls	200,000	200,000	200,000	-	-	-

4. Directors' receipt and entitlement to contractual benefits

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Companies Act, by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a Company in which he has a substantial financial interest except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those related corporations and except as disclosed in the financial statements.

5. Share option scheme

The CIHL Share Option Scheme 1999 (the "1999 Scheme") was approved at an Extraordinary General Meeting held on 24 June 1999.

a) The Committee administering the 1999 Scheme comprises Victor Lo Chung Wing, Chau Kwok Wai and Lim Jiew Keng.

b) No option has been granted to controlling shareholders or their associates, or parent Group employees and no employee has received 5% or more of the total options available under the 1999 Scheme.

c) Options granted to directors were as follows:

Name of director	Options granted during 2006	Aggregate options granted since commencement to 31 March 2006	Aggregate options exercised since commencement to 31 March 2006	Aggregate options lapsed since commencement to 31 March 2006	Aggregate options outstanding at 31 March 2006
Victor Lo Chung Wing	-	200,000	-	-	200,000
Chau Kwok Wai	-	160,000	-	-	160,000
Ho Pak Nin	-	110,000	80,000	-	30,000
Edmund Cheng Wai Wing	-	50,000	50,000	-	-
Lim Jiew Keng	-	50,000	50,000	-	-
Chua Yong Hai	-	50,000	50,000	-	-
Geoffrey Nowell Walls	-	15,000	15,000	-	-

d) Options exercised

During the financial year, the Company issued 20,000 ordinary shares at S$2.025 per share and 150,000 ordinary shares at S$2.25 per share to option holders on the exercise of their options granted under the 1999 Scheme.

e) Options to take up unissued shares

During the financial year, no option has been granted under the 1999 Scheme to take up unissued shares of the Company and no option to take up unissued shares of subsidiaries has been granted.

f) Options outstanding

The options on shares of the Company outstanding as at the end of the financial year were as follows:

	Number outstanding at 31 March 2006	Exercise price	Expiry date
1999 Scheme	109,000	S$1.9125	24 May 2010
	395,000	S$2.025	24 May 2010
	504,000		

No option to take up unissued shares of subsidiaries was outstanding at the end of the financial year.

6. Audit committee

The Audit Committee of the Company comprises the following members, all of whom are independent non-executive directors:

Lim Jiew Keng, Chairman
Edmund Cheng Wai Wing
Chua Yong Hai

The Audit Committee has met 5 times since the last Annual General Meeting ("AGM") and has reviewed the following, where relevant, with the executive directors and external and internal auditors of the Company:

a) the audit plans and results of the internal auditors' examination and evaluation of the Group's systems of internal accounting controls;

b) the Group's financial and operating results and accounting policies;

c) the financial statements of the Company and the consolidated financial statements of the Group before their submission to the directors of the Company and external auditors' report on those financial statements;

d) the quarterly and annual announcements on the results and financial position of the Company and the Group;

e) the co-operation and assistance given by the management to the Group's external auditors; and

f) the re-appointment of the external auditors of the Group.

The Audit Committee has full access to and has the co-operation of the management and has been given the resources required for it to discharge its function properly. It also has full discretion to invite any director and executive officer to attend its meetings. The external and internal auditors have unrestricted access to the Audit Committee.

The Audit Committee has recommended to the directors the nomination of Deloitte & Touche for re-appointment as external auditors of the Company at the forthcoming AGM of the Company.

7. Auditors

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the board

Victor Lo Chung Wing
Chairman

Chau Kwok Wai
Vice Chairman & Managing Director

Singapore
8 June 2006

STATEMENT OF DIRECTORS

In the opinion of the directors, the balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group set out on pages 23 to 86 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2006 and of the results of the Group, changes in equity of the Company and of the Group and cash flows of the Group for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Victor Lo Chung Wing
Chairman

Chau Kwok Wai
Vice Chairman & Managing Director

Singapore
8 June 2006

AUDITORS' REPORT

To the members of CIH Limited

We have audited the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of CIH Limited for the financial year ended 31 March 2006 set out on pages 23 to 86. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2006 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche
Certified Public Accountants

Alan Nisbet
Partner
(Appointed on 8 October 2002)

Singapore
8 June 2006

CONSOLIDATED PROFIT AND LOSS STATEMENT

Year ended 31 March 2006

	Note	The Group	
		Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
			(Restated)
Continuing operations			
Revenue	4(a)	**7,918**	12,972
Cost of sales		**(6,322)**	(10,416)
Gross profit		**1,596**	2,556
Other operating income	4(b)	**15,871**	14,398
Distribution expenses		**(977)**	(1,659)
Administrative expenses		**(11,392)**	(14,078)
Exchange (loss)/gain		**(985)**	1,969
Other operating expenses		**(233)**	(905)
Interest on borrowings	5(a)	**(1,215)**	(3,058)
Profit/(Loss) before exceptional items	5(b)	**2,665**	(777)
Exceptional items	5(c)	**-**	8,243
Profit before share of results of associated companies		**2,665**	7,466
Share of results of associated companies		**(78)**	(726)
Profit before taxation		**2,587**	6,740
Taxation	6	**(1,907)**	(465)
Profit for the year from continuing operations		**680**	6,275
Discontinued operations			
Loss for the year from discontinued operations	7(a)	**(2,021)**	(5,310)
(Loss)/Profit for the year		**(1,341)**	965
Attributable to:			
Equity holders of the Company		**(2,382)**	433
Minority interests		**1,041**	532
		(1,341)	965
Earnings per share:			
From continuing and discontinued operations:			
a) Basic (cents)	8	**(1.85)**	0.35
b) Fully diluted (cents)	8	**(1.85)**	0.35
From continuing operations:			
a) Basic (cents)	8	**0.60**	5.63
b) Fully diluted (cents)	8	**0.60**	5.62

See accompanying notes to the financial statements.

BALANCE SHEETS

As at 31 March 2006

	Note	The Group 2006 S$'000	The Group 2005 S$'000	The Company 2006 S$'000	The Company 2005 S$'000
ASSETS					
Current assets					
Stocks and work-in-progress	10	**880**	31,237	**-**	-
Receivables, deposits and prepayments	11	**110,065**	155,014	**78,112**	35,063
Available-for-sale financial assets	17	**15,276**	18,088	**-**	-
Taxation recoverable		**14**	560	**-**	-
Bank balances, deposits and cash	12	**113,921**	59,283	**102,859**	21,398
Total current assets		**240,156**	264,182	**180,971**	56,461
Non-current assets					
Property, plant and equipment	13	**5,364**	32,627	**421**	599
Interest in subsidiaries	14	**-**	-	**173,469**	173,471
Interest in associated companies	15	**475**	9,726	**-**	-
Interest in joint venture	7	**-**	-	**-**	101,946
Available-for-sale investment in unlisted equity shares	16	**41,172**	51,415	**-**	-
Available-for-sale financial assets	17	**12,458**	2,207	**-**	-
Non-current receivables	18	**132,020**	146,939	**9,869**	6,665
Intangible assets	19	**3,854**	10,626	**-**	-
Derivative financial instruments	20	**4,453**	-	**4,453**	-
Deferred tax assets	27	**-**	844	**-**	-
Other non-current assets	21	**194**	196	**194**	194
Total non-current assets		**199,990**	254,580	**188,406**	282,875
Total assets		**440,146**	518,762	**369,377**	339,336

	Note	The Group		The Company	
		2006	2005	**2006**	2005
		S$'000	S$'000	**S$'000**	S$'000
LIABILITIES AND EQUITY					
Current liabilities					
Creditors and accrued charges	22	**42,979**	63,417	**25,750**	26,239
Obligations under finance leases and hire purchase contracts	23	**-**	102	**-**	-
Provisions	24	**11,917**	18,279	**11,917**	17,937
Taxation payable		**2,034**	2,463	**863**	92
Amount due to immediate holding company	25	**20**	15	**20**	15
Amount due to ultimate holding company	25	**168**	213	**134**	136
Bank loans, overdrafts and import loans	26(a)	**29,283**	64,441	**15,990**	-
Total current liabilities		**86,401**	148,930	**54,674**	44,419
Non-current liabilities					
Bank loans	26(b)	**14,674**	1,110	**14,562**	-
Obligations under finance leases and hire purchase contracts	23	**-**	85	**-**	-
Provision for retirement benefit		**-**	478	**-**	-
Deferred tax liabilities	27	**721**	1,867	**696**	1,500
Total non-current liabilities		**15,395**	3,540	**15,258**	1,500
Capital, reserves and minority interests					
Share capital	28	**201,554**	38,280	**201,554**	38,280
Reserves		**136,796**	322,517	**97,891**	255,137
Equity attributable to equity holders of the Company		**338,350**	360,797	**299,445**	293,417
Minority interests		**-**	5,495	**-**	-
Total equity		**338,350**	366,292	**299,445**	293,417
Total liabilities and equity		**440,146**	518,762	**369,377**	339,336

See accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY

Year ended 31 March 2006

	Share capital S$'000	Reserves: Share premium S$'000	Revaluation reserve S$'000	(Goodwill)/ Capital reserve on consolidation S$'000	Translation reserve S$'000	Retained profits S$'000	Fair value reserve S$'000	Sub-total S$'000	Equity attributable to equity holders of the Company S$'000	Minority interests S$'000	Total equity S$'000
The Group											
Balance at 1 January 2004 (as previously stated)	36,793	148,655	158	(15,531)	6,319	198,183	-	337,784	374,577	3,603	378,180
Change in accounting policies - FRS 21 [Note 2(a)]	-	-	-	-	(2,504)	2,504	-	-	-	-	-
Balance at 1 January 2004 (restated)	36,793	148,655	158	(15,531)	3,815	200,687	-	337,784	374,577	3,603	378,180
Revaluation reserve realised on disposal of interest in an associated company	-	-	13	-	-	-	-	13	13	-	13
Realisation of translation deficit on disposal of an associated company	-	-	-	-	485	-	-	485	485	-	485
Realisation of translation gain on settlement of long term intercompany balances upon disposal of subsidiaries	-	-	-	-	(1,607)	-	-	(1,607)	(1,607)	-	(1,607)
Translation deficit (restated)	-	-	-	-	(5,397)	-	-	(5,397)	(5,397)	(217)	(5,614)
Net gains/(losses) recognised directly in equity	-	-	13	-	(6,519)	-	-	(6,506)	(6,506)	(217)	(6,723)
Net profit for the period (restated)	-	-	-	-	-	433	-	433	433	532	965
Total recognised gains/(losses) for the period	-	-	13	-	(6,519)	433	-	(6,073)	(6,073)	315	(5,758)

	Share capital S$'000	Reserves							Equity attributable to equity holders of the Company S$'000	Minority interests S$'000	Total equity S$'000
		Share premium S$'000	Revaluation reserve S$'000	(Goodwill)/ Capital reserve on consolidation S$'000	Translation reserve S$'000	Retained profits S$'000	Fair value reserve S$'000	Sub-total S$'000			
The Group (continued)											
Issue of:											
i) 315,000 ordinary shares upon exercise of options at S$1.9125 per share	95	508	-	-	-	-	-	508	603	-	603
ii) 60,000 ordinary shares upon exercise of options at S$2.025 per share	18	104	-	-	-	-	-	104	122	-	122
iii) 4,579,530 ordinary shares upon distribution of scrip dividend at S$2.49 per share	1,374	10,029	-	-	-	-	-	10,029	11,403	-	11,403
Acquisition of additional interest in a subsidiary of joint venture	-	-	-	-	-	-	-	-	-	(132)	(132)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	1,249	1,249
Acquisition of interests in subsidiaries by joint venture	-	-	-	-	-	-	-	-	-	806	806
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	(346)	(346)
Dividends paid [Note 9]	-	-	-	-	-	(19,835)	-	(19,835)	(19,835)	-	(19,835)
Balance at 31 March 2005 (restated)	38,280	159,296	171	(15,531)	(2,704)	181,285	-	322,517	360,797	5,495	366,292

Statements Of Changes In Equity (Continued)

Year ended 31 March 2006

		Reserves							Equity attributable to equity holders of the Company	Minority interests	Total equity
	Share capital S$'000	Share premium S$'000	Revaluation reserve S$'000	(Goodwill)/ Capital reserve on consolidation S$'000	Translation reserve S$'000	Retained profits S$'000	Fair value reserve S$'000	Sub-total S$'000	S$'000	S$'000	S$'000
The Group (continued)											
Revaluation reserve reversed to retained profits on reclassification of associates to available-for-sale financial assets	-	-	(30)	-	-	30	-	-	-	-	-
Fair value loss on available-for-sale investment and financial assets	-	-	-	-	-	-	(7,581)	(7,581)	(7,581)	-	(7,581)
Realisation of translation deficit on disposal of investments	-	-	-	-	4,832	-	-	4,832	4,832	-	4,832
Realisation on reclassification of associates and subsidiary to available-for-sale financial assets	-	-	-	-	1,244	-	-	1,244	1,244	-	1,244
Translation deficit	-	-	-	-	(12,258)	-	-	(12,258)	(12,258)	(314)	(12,572)
Net (losses)/gains recognised directly in equity	-	-	(30)	-	(6,182)	30	(7,581)	(13,763)	(13,763)	(314)	(14,077)
Net (loss)/profit for the year	-	-	-	-	-	(2,382)	-	(2,382)	(2,382)	1,041	(1,341)
Total recognised (losses)/gains for the year	-	-	(30)	-	(6,182)	(2,352)	(7,581)	(16,145)	(16,145)	727	(15,418)
Issue of:											
i) 150,000 ordinary shares upon exercise of options at S$2.25 per share	45	292	-	-	-	-	-	292	337	-	337

	Share capital S$'000	Share premium S$'000	Reserves Revaluation reserve S$'000	(Goodwill)/ Capital reserve on consolidation S$'000	Translation reserve S$'000	Retained profits S$'000	Fair value reserve S$'000	Sub-total S$'000	Equity attributable to equity holders of the Company S$'000	Minority interests S$'000	Total equity S$'000
The Group (continued)											
ii) 20,000 ordinary shares upon exercise of options at S$2.025 per share	6	35	-	-	-	-	-	35	41	-	41
iii) 1,487,709 ordinary shares upon distribution of scrip dividend at S$2.42 per share	446	3,154	-	-	-	-	-	3,154	3,600	-	3,600
Adjustment arising from abolition of par value of shares [Note 28]	162,777	(162,777)	-	-	-	-	-	(162,777)	-	-	-
Acquisition of additional interest in a subsidiary of joint venture	-	-	-	-	-	-	-	-	-	(356)	(356)
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	(310)	(310)
Goodwill reversed to retained profits on deemed disposal of an associated company	-	-	-	8,501	-	(8,501)	-	-	-	-	-
Disposal of joint venture	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)
Dividends paid [Note 9]	-	-	-	-	-	(10,280)	-	(10,280)	(10,280)	-	(10,280)
Balance at 31 March 2006	201,554	-	141	(7,030)	(8,886)	160,152	(7,581)	136,796	338,350	-	338,350

Statements Of Changes In Equity (Continued)

Year ended 31 March 2006

	Share capital S$'000	Reserves				Total S$'000
		Share premium S$'000	Translation reserve S$'000	Retained profits S$'000	Sub-total S$'000	
The Company						
Balance at 1 January 2004 (as previously stated)	36,793	148,655	2,989	104,796	256,440	293,233
Change in accounting policies - FRS 21 [Note 2(a)]	-	-	(2,989)	2,989	-	-
Balance at 1 January 2004 (restated)	36,793	148,655	-	107,785	256,440	293,233
Issue of:						
i) 315,000 ordinary shares upon exercise of options at S$1.9125 per share	95	508	-	-	508	603
ii) 60,000 ordinary shares upon exercise of options at S$2.025 per share	18	104	-	-	104	122
iii) 4,579,530 ordinary shares upon distribution of scrip dividend at S$2.49 per share	1,374	10,029	-	-	10,029	11,403
Profit attributable to shareholders (restated)	-	-	-	7,891	7,891	7,891
Dividends paid [Note 9]	-	-	-	(19,835)	(19,835)	(19,835)
Balance at 31 March 2005 (restated)	38,280	159,296	-	95,841	255,137	293,417

	Share capital S$'000	Reserves Share premium S$'000	Translation reserve S$'000	Retained profits S$'000	Sub-total S$'000	Total S$'000
The Company (continued)						
Issue of:						
i) 150,000 ordinary shares upon exercise of options at S$2.25 per share	45	292	-	-	292	337
ii) 20,000 ordinary shares upon exercise of options at S$2.025 per share	6	35	-	-	35	41
iii) 1,487,709 ordinary shares upon distribution of scrip dividend at S$2.42 per share	446	3,154	-	-	3,154	3,600
Adjustment arising from abolition of par value of shares [Note 28]	162,777	(162,777)	-	-	(162,777)	-
Profit attributable to shareholders	-	-	-	12,330	12,330	12,330
Dividends paid [Note 9]	-	-	-	(10,280)	(10,280)	(10,280)
Balance at 31 March 2006	201,554	-	-	97,891	97,891	299,445

See accompanying notes to the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 March 2006

	Note	The Group Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
			(Restated)
Operating activities:			
Profit before share of results of associated companies from continuing operations		**2,665**	7,466
Loss before taxation from discontinued operations		**(904)**	(3,698)
Profit before share of results of associated companies		**1,761**	3,768
Adjustments for:			
Amortisation of deferred expenditure and other intangibles		**2,390**	3,162
Amortisation of goodwill		**-**	15
Write-off of negative goodwill		**(171)**	-
Impairment of goodwill		**407**	-
Depreciation of property, plant and equipment		**4,290**	7,578
Impairment of property, plant and equipment		**228**	-
Property, plant and equipment written off		**126**	222
Provision for diminution in investment property		**-**	37
Fair value gain on derivative financial instruments		**(4,453)**	-
Interest on borrowings		**2,884**	5,047
Interest income		**(12,262)**	(10,779)
Loss/(Gain) on disposal of property, plant and equipment (net)		**612**	(599)
Reversal of allowance for impairment loss of associates		**(1,289)**	-
Net gain on revaluation of marketable securities		**-**	(8,243)
Exceptional gain on transaction with Schneider		**(4,599)**	(1,727)
Operating loss before movements in working capital		**(10,076)**	(1,519)
Stocks and work-in-progress		**2,248**	(5,508)
Receivables, deposits and prepayments		**(30,599)**	3,669
Creditors and accrued charges		**20,791**	(61,298)
Amount due to ultimate holding company		**(1)**	(1,436)
Cash used in operations		**(17,637)**	(66,092)
Income tax paid		**(1,534)**	(1,496)
Interest paid		**(2,953)**	(5,047)
Interest received		**2,067**	10,779
Net cash used in operating activities		**(20,057)**	(61,856)

	Note	The Group	
		Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
			(Restated)
Investing activities:			
Disposal of joint venture, net of cash disposed	7(c)	**71,004**	-
Acquisition of subsidiary, net of cash acquired (Note A)		**78**	(1,194)
Acquisition of additional interest in subsidiaries		**(2,835)**	-
Consideration from transaction with Schneider		**-**	19,048
Acquisition of interest in associated companies		**(100)**	-
Payment for deferred expenditure and other intangibles		**(4,339)**	(1,611)
Purchase of other investments		**-**	(2,205)
Disposal of property, plant and equipment		**9,139**	6,124
Purchase of property, plant and equipment (Note B)		**(10,539)**	(11,349)
Net cash from investing activities		**62,408**	8,813
Financing activities:			
Net repayment of bank borrowings		**(336)**	(39,846)
Proceeds from long term bank borrowings		**15,547**	5,850
Repayments of long term bank borrowings		**(1,082)**	(115,402)
Issue of shares, net of expenses		**3,978**	12,128
Dividends paid to shareholders of the Company		**(10,280)**	(19,835)
Dividends paid to minority interests		**(310)**	-
Non-current receivables		**-**	(10,382)
Non-current liabilities		**-**	(822)
Minority interests		**-**	573
Obligations under finance leases and hire purchase contracts		**(85)**	10
Net cash from/(used in) financing activities		**7,432**	(167,726)
Currency realignments		**6,526**	(3,493)
Net increase/(decrease) in cash		**56,309**	(224,262)
Cash at beginning of year		**57,612**	281,874
Cash at end of year (Note C)		**113,921**	57,612

A. Acquisition of subsidiary

Summary of the effects of acquisition of a subsidiary:

	The Group	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
Cash	**78**	4,221
Receivables, deposits and prepayments	**1,010**	6,295
Creditors and accrued charges	**(404)**	(2,288)
Fair value of net assets acquired	**684**	8,228
Goodwill	**(171)**	208
Total consideration	**513**	8,436
Satisfied by:		
Cash paid	**-**	5,415
Deposit for investment in subsidiary	**513**	-
Reclassification of investment in an associated company to a subsidiary	**-**	3,021
Consideration paid	**513**	8,436
Net cash inflow/(outflow) arising on acquisition:		
Cash consideration paid	**-**	(5,415)
Cash and cash equivalents acquired	**78**	4,221
	78	(1,194)

At the beginning of the year, the Group increased its equity interest in GE Bowden (Hong Kong) Ltd from 50% to 100% by acquiring the remaining 50% from the other shareholders. Pursuant to the disposal of the electrical wiring devices and installation systems ("EWDIS") business, the company became dormant and was liquidated at year end. These transactions did not have any significant impact on the Group's operating results and cash flows.

B. Purchase of property, plant and equipment

During the financial year, the Group acquired property, plant and equipment with an aggregate cost of S$10,570,000 (2005 : S$11,349,000) of which S$31,000 (2005 : S$Nil) was acquired by means of finance leases and hire purchase contracts. Cash payments of S$10,539,000 (2005 : S$11,349,000) were made to purchase property, plant and equipment.

C. Cash at end of year comprised:

	The Group	
	2006 S$'000	2005 S$'000
Bank balances, deposits and cash	**113,921**	59,283
Bank overdrafts	**-**	(1,671)
	113,921	57,612

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

31 March 2006

1. General

The Company (Registration No. 199106357H) is incorporated in Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited, with its registered office and principal place of business at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192. The financial statements are expressed in Singapore dollars.

The principal activities of the Company are those of an investment holding company and carrying out the functions of the regional headquarters of the Group.

The principal activities of the Group's subsidiaries are the development, manufacturing and marketing of lighting products and accessories.

The balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2006 were authorised for issue by the Board of Directors on 8 June 2006.

2. Summary of significant accounting policies

Basis of Accounting

The financial statements are prepared in accordance with the historical cost convention, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards ("FRS").

In the current financial year, the Group has adopted all the new and revised FRSs and Interpretations of FRS ("INT FRS") issued by the Council on Corporate Disclosure and Governance that are relevant to its operations and effective for annual periods beginning on or after 1 January 2005. The adoption of these new/revised FRSs and INT FRSs has no material effect on the financial statements except as disclosed below:

(a) FRS 21 – The Effects of Changes in Foreign Exchange Rates (revised)

The adoption of FRS 21 (revised) has resulted in the exchange differences arising from a monetary item that forms part of the Company's net investment in a foreign operation being recognised in the Company's profit and loss statement. Previously, these exchange differences were recognised in equity in the financial statements of the Company. In the consolidated financial statements, these exchange differences are reclassified to equity only if the functional currency of the loan is denominated in either the currency of the Company or the borrowing foreign operation. Upon the disposal of the net investment, the exchange differences will be recognised in the profit and loss statement.

2. Summary of significant accounting policies (Continued)

Basis of Accounting (continued)

The effect of prior period adjustments on the Group's and the Company's financial statements from the adoption of FRS 21 (revised) are as follows:

	The Group			The Company		
	Previously reported S$'000	Prior year adjustments S$'000	As restated S$'000	Previously reported S$'000	Prior year adjustments S$'000	As restated S$'000
Balance Sheet items						
Translation reserve						
At 1 January 2004	6,319	(2,504)	3,815	2,989	(2,989)	-
Realisation of translation deficit on disposal of an associated company	485	-	485	-	-	-
Realisation of translation gain on settlement of long term intercompany balances upon disposal of subsidiaries	(1,607)	-	(1,607)	-	-	-
Translation deficit for the period	(5,817)	420	(5,397)	(1,072)	1,072	-
At 31 March 2005	(620)	(2,084)	(2,704)	1,917	(1,917)	-
Retained profits						
At 1 January 2004	198,183	2,504	200,687	104,796	2,989	107,785
Profit attributable to equity holders of the Company	853	(420)	433	8,963	(1,072)	7,891
Dividends paid	(19,835)	-	(19,835)	(19,835)	-	(19,835)
At 31 March 2005	179,201	2,084	181,285	93,924	1,917	95,841
Profit and Loss items						
Exchange gain	2,269	(420)	1,849	2,873	(1,072)	1,801
Profit attributable to equity holders of the Company	853	(420)	433	8,963	(1,072)	7,891

(b) FRS 39 – Financial Instruments: Recognition and Measurement

The adoption of FRS 39 has resulted in the Group and the Company measuring the available-for-sale financial assets and derivative financial instruments as assets or liabilities at fair values.

Previously derivative financial instruments were not recorded on the balance sheet. Where a derivative or non-derivative financial instrument is an effective hedge in a cash flow hedge relationship, the change in fair value of the hedging instrument relating to the effective portion is recorded in equity. Where a derivative or non-derivative financial instrument does not qualify for hedge accounting, the change in fair value is recognised in the profit and loss statement.

For the year reported on, upon fair value assessments, the adoption of FRS 39 resulted in a debit of S$7,581,000 to fair value reserve in respect of available-for-sale financial assets and a gain of S$4,453,000 credited to exchange gain in the profit and loss statement in respect of derivative financial instruments.

As the revised accounting policy has been applied prospectively, the change has had no impact on the amounts reported for last financial period or prior periods.

(c) FRS 103 Business Combinations

The adoption of FRS 103 has resulted in a change in the accounting policy for goodwill.

Goodwill is stated at cost less accumulated impairment losses and is no longer amortised. Goodwill impairment is tested annually or when there is a change in circumstances, indicating that goodwill might be impaired. Negative goodwill is recognised immediately in the profit and loss statement, instead of being systematically amortised over its useful life. Goodwill and negative goodwill prior to 1 January 2001 that had been taken to reserves will not be taken to the profit and loss statement when the related business is disposed of or discontinued.

In accordance with the transitional provisions of FRS 103, at 1 April 2005, the accumulated amortisation as at 31 March 2005 of S$5,000 has been eliminated, with a corresponding decrease in the gross carrying amount of goodwill leaving the net carrying amount unchanged.

Had there not been a change in accounting policy, the net loss attributable to equity holders of the Company for the current financial year would increase by S$24,000 as follows:

	The Group **31 March 2006** **S$'000**
Group's share of goodwill amortisation which would be charged to the profit and loss statement under "Discontinued" operations	24

(d) FRS 105 Non-current Assets Held for Sale and Discontinued Operations

The adoption of FRS 105 has resulted in the Group disclosing the results of the discontinued operations on the face of the profit and loss statement as a single amount comprising loss after tax of discontinued operations and the gain on disposal of discontinued operations.

The analysis of the results and the impact on the consolidated cash flow of the Group are set out in Note 7.

2. Summary of significant accounting policies (Continued)

Basis of Accounting (continued)

At the date of authorisation of these financial statements, the following FRSs and INT FRSs were issued but not effective:

FRS 40	- Investment Property
FRS 106	- Exploration for and Evaluation of Mineral Resources
FRS 107	- Financial Instruments: Disclosures
INT FRS 104	- Determining whether an Arrangement contains a Lease
INT FRS 105	- Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
INT FRS 106	- Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
INT FRS 107	- Applying the Restatement Approach under FRS 29 Financial Reporting in Hyperinflationary Economies
INT FRS 108	- Scope of FRS 102: Share-based Payment
INT FRS 109	- Reassessment of Embedded Derivatives

Amendments to FRS 1 Presentation of Financial Statements on Capital Disclosures

Amendments to FRS 19 Employee Benefits on Actuarial Gains and Losses, Group Plans and Disclosures

Amendments to FRS 21 The Effects of Changes in Foreign Exchange Rates on net investment in a foreign operation

Amendments to FRS 39 Financial Instruments: Recognition and Measurement on hedge accounting provisions, fair value option and financial guarantee contracts

Amendments to FRS 101 First-time Adoption of Financial Reporting Standards on comparative disclosures for FRS 106 Exploration for and Evaluation of Mineral Resources

Amendments to FRS 104 Insurance Contracts on financial guarantee contracts

Consequential amendments were also made to various standards as a result of these new/revised standards.

The directors anticipate that the adoption of these FRSs, INT FRSs and amendments to the FRSs in future periods will have no material impact on the consolidated financial statements of the Group.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March.

All inter-company transactions and balances are eliminated on consolidation.

The income statements of foreign subsidiaries, associated companies and joint ventures are translated into Singapore dollars at the average exchange rates in conforming with the requirements of FRS 21 The Effects of Changes in Foreign Exchange Rates (revised).

The Group has adopted the benchmark treatment of proportionate consolidation for its jointly controlled entity in accordance with FRS 31 Financial Reporting of Interests in Joint Ventures in reporting its financial position as at year end. Under the proportionate consolidation method, the Group's share of assets, liabilities, income and expenses of jointly controlled entity is combined on a line-by-line basis with similar items in the Group's financial statements.

Where necessary, adjustments are made to the financial statements of subsidiaries and jointly controlled entity to ensure consistency of accounting policies with those of the Group.

The results of subsidiaries and jointly controlled entity acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover its share of those losses.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade and other receivables

Trade and other receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the profit and loss statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, are initially measured at fair value, plus directly attributable transaction costs, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in profit or loss for the period. Impairment losses recognised in the profit and loss statement for equity investments classified as available-for-sale are not subsequently reversed through the profit and loss statement. Impairment losses recognised in the profit and loss statement for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Cash and cash equivalents

Cash and bank balances comprise cash on hand and demand deposits, bank overdrafts (if any), and other short term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

2. Summary of significant accounting policies (Continued)

Financial Instruments (continued)

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below:

- *Bank borrowings*
  Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs (see below).

- *Trade and other payables*
  Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

- *Equity instruments*
  Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments to hedge its exposure against foreign currency and interest risk. The Group does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instrument that does not qualify for hedge accounting are recognised in the profit and loss statement as they arise.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the profit and loss statement, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's accounting policy for borrowing costs (see below).

Rentals payable under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Stocks and Work-In-Progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy for borrowing costs (see below). Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of leasehold land and buildings is depreciated over the remaining period of their respective leases. Freehold land, properties under development and machinery under construction are not depreciated.

Depreciation of other property, plant and equipment is charged over their estimated useful lives, using the straight-line method, on the following bases:

Freehold buildings	-	2%
Leasehold improvements	-	10% to 33$^1/_3$%
Furniture, fixtures and equipment	-	5% to 20%
Machinery and equipment	-	10% to 33$^1/_3$%
Motor vehicles	-	15% to 33$^1/_3$%
Moulds and tools	-	20% to 30%

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the lease.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss statement.

2. Summary of significant accounting policies (Continued)

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under FRS 105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any impairment in the value of individual investment. Losses of an associate in excess of the Group's interest in that associate (which includes any long term interests that, in substance, form part of the Group's net investment in the associate) are not recognised.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the consolidated profit and loss statement.

Where a Group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Interest in associated companies is stated in the balance sheet of the Company at cost, less any impairment in net recoverable value. The results are accounted for by the Company on the basis of dividends received and receivable during the year.

Joint Ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using proportionate consolidation, except when the investment is classified as held for sale, in which case it is accounted for under FRS 105 Non-current Assets Held for Sale and Discontinued Operations.

Any goodwill arising on the acquisition of the Group's interest in a jointly controlled entity is accounted for in accordance with the Group's accounting policy for goodwill arising on the acquisition of a subsidiary (see below).

Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture.

Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill and negative goodwill prior to 1 January 2001 that had been taken to reserves will not be taken to the profit and loss statement when the related business is disposed of or discontinued.

The Group's policy for goodwill arising on the acquisition of an associate is described under 'Associates' above.

Deferred Expenditure

Deferred expenditure represents the cost of acquiring the right of technical know-how for the production of new products and expenditure incurred on the development of new products the commercial value of which is reasonably certain. The cost is amortised, using the straight-line method, over a period of five years from the date of acquisition. Where an indication of impairment exists, the carrying amount of the deferred expenditure is assessed and written down immediately to its recoverable amount.

Patents

Patents are measured initially at purchase cost and are amortised, using the straight-line method, over a period of five years after commencing the commercial use. Where an indication of impairment exists, the carrying amount of the patent is assessed and written down immediately to its recoverable amount.

Impairment of Tangible and Intangible Assets excluding Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the profit and loss statement, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

2. Summary of significant accounting policies (Continued)

Impairment of Tangible and Intangible Assets excluding Goodwill (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in the profit and loss statement, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Share-based Payments

In accordance with FRS 102 Share-based Payment, the cost of share options granted prior to 22 November 2002 are not recorded as expenses. When exercised, the exercise price is credited directly to issued and paid-up share capital.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Exceptional Items

Exceptional items are items of income and expenses which are outside the normal activities of the Group or of such size, nature or incidence that their disclosures are relevant to explain the performance of the Group.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the profit and loss statement in the period in which they are incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the profit and loss statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted in countries where the Company and its subsidiaries operate by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Foreign Currency Transactions and Translation

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the balance sheet of the Company are presented in Singapore dollars, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

2. Summary of significant accounting policies (Continued)

Foreign Currency Transactions and Translation (Continued)

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and options (please see above for details of the Group's accounting policies in respect of such derivative financial instruments).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in Singapore dollars using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities), and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

3. Critical accounting estimates and judgements

Estimates and assumptions concerning the future and judgements are made in the preparation of the financial statements. They are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgements in Applying the Group's Accounting Policies

In the process of applying the Group's accounting policies, which are described in Note 2, management is of the opinion that there are no areas of judgement that would have a significant effect on the amounts recognised in the financial statements.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment whenever there is any indication that the assets are impaired. If any such indication exists, the recoverable amount (i.e. higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the impairment loss.

The key assumptions for the value in use calculation are those regarding the growth rates and expected change to selling prices and direct costs during the year and a suitable discount rate.

Fair value estimation of unquoted available-for-sale financial assets

The Group holds unquoted securities that are not traded in an active market [Notes 16 and 17]. The Group establishes their fair value by using valuation techniques which are most appropriate in light of the nature, facts and circumstances of the investment. The Group estimates the fair value of the unquoted securities by reference to the net assets of these securities after adjusting the fair value of the underlying assets and liabilities as appropriate.

If certain assumptions relating to the current fair valuation of the unquoted securities [Notes 16 and 17] change within the next financial year, it could result in an adjustment to the current fair value.

Allowance for bad and doubtful debts

The Group reviews the adequacy of allowance for bad and doubtful debts at each closing by reference to the aging analysis of receivables, and evaluate the risks of collection according to the credit standing and collection history of individual customer. If there are indications that the financial position of a customer has deteriorated resulting in an adverse assessment of his risk profile, an appropriate amount of allowance will be provided [Notes 11 and 18].

Costs associated with the disposal of the EWDIS business

The Group had operated the EWDIS business for many years, and with presence in many countries involving in various aspects of operations.

Upon disposal of the EWDIS business to Schneider Electric SA ("Schneider"), the best efforts were put in to cover all areas with certainty in the Clipsal Share Purchase Agreement ("Clipsal SPA"), nevertheless it is envisaged that there are possibilities that certain events may occur as a result of conditions existing prior to the disposal with implications on the terms of the agreement. These contingencies are covered by the warranty clauses in the Clipsal SPA and management has taken a prudence stance in setting aside reasonable amounts of provision to cover such uncertainties [Note 24].

4. (a) Revenue

	The Group					
	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Product sales	**7,918**	12,972	**100,244**	144,023	**108,162**	156,995

(b) Other operating income

	The Group					
	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Dividend income (gross) - others	**493**	2,224	**-**	-	**493**	2,224
Rental income	**210**	416	**142**	115	**352**	531
Gain on disposal of property, plant and equipment (net)	**-**	580	**-**	19	**-**	599
Interest income:						
Banks	**971**	2,184	**186**	381	**1,157**	2,565
Associated companies	**25**	155	**-**	69	**25**	224
Joint venture	**-**	91	**-**	-	**-**	91
Related parties	**59**	-	**-**	-	**59**	-
Amount due from trade and other receivables	**2,611**	3,253	**15**	20	**2,626**	3,273
Non-current receivables	**8,395**	4,626	**-**	-	**8,395**	4,626
Management fee income from:						
Associated companies	**-**	-	**-**	40	**-**	40
Others	**19**	-	**-**	-	**19**	-
Recovery of receivables	**1,668**	-	**-**	-	**1,668**	-
Waiver of trade payables	**-**	-	**487**	-	**487**	-
Write-off of negative goodwill	**171**	-	**-**	-	**171**	-
Sale of scrap material	**17**	4	**279**	22	**296**	26
Others	**1,232**	865	**279**	430	**1,511**	1,295
	15,871	14,398	**1,388**	1,096	**17,259**	15,494

5. (a) Interest on borrowings

	The Group					
	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Interest on bank borrowings	**1,215**	3,058	**1,482**	1,801	**2,697**	4,859
Interest on bank overdrafts	**-**	-	**179**	163	**179**	163
Finance leases and hire purchase contracts	**-**	-	**8**	25	**8**	25
	1,215	3,058	**1,669**	1,989	**2,884**	5,047

(b) Profit/(Loss) before exceptional items

	The Group					
	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
		(Restated)				(Restated)
Net provision/ (Write-back) of allowance for stock obsolescence	**143**	(859)	**502**	(230)	**645**	(1,089)
Stocks written off	**117**	-	**537**	113	**654**	113
Depreciation of property, plant and equipment	**1,138**	2,351	**3,152**	5,227	**4,290**	7,578
Property, plant and equipment written off	**46**	142	**80**	80	**126**	222
Amortisation of deferred expenditure	**1,656**	2,086	**734**	1,076	**2,390**	3,162
Amortisation of goodwill	**-**	-	**-**	15	**-**	15
Provision for impairment loss on:						
- Investment property	**-**	37	**-**	-	**-**	37
- Property, plant and equipment	**-**	-	**228**	-	**228**	-
- Goodwill	**-**	-	**407**	-	**407**	-

(b) Profit/(Loss) before exceptional items (Continued)

	The Group					
	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
		(Restated)				(Restated)
Auditors' remuneration:						
Payable to auditors of the Company						
Audit services:						
Current period	**132**	132	**-**	-	**132**	132
Underprovision in prior periods	**90**	4	**-**	1	**90**	5
Non-audit services	**16**	39	**-**	-	**16**	39
Payable to other auditors						
Audit services:						
Current period	**187**	369	**376**	430	**563**	799
Underprovision in prior periods	**106**	1	**49**	17	**155**	18
Non-audit services	**8**	2	**(4)**	27	**4**	29
Directors' remuneration:						
Fees	**160**	165	**-**	-	**160**	165
Other emoluments	**1,609**	2,721	**-**	-	**1,609**	2,721
Exchange loss/(gain) (net)	**985**	(1,969)	**(29)**	120	**956**	(1,849)
Staff costs (excluding directors' remuneration)	**5,708**	11,280	**17,467**	24,375	**23,175**	35,655
Cost of defined contribution plan included in staff costs	**380**	1,067	**273**	1,288	**653**	2,355
Cost of inventories recognised as expense	**6,322**	10,416	**69,203**	103,427	**75,525**	113,843
Loss on disposal of property, plant and equipment (net)	**462**	-	**150**	-	**612**	-
Research expenditure written off	**-**	-	**527**	396	**527**	396

(c) Exceptional items

	The Group	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
Continuing operations:		
Net gain on revaluation of investment in the shares of TCL Corporation to fair value upon the shares being reclassified from non-current investment to current investment following the shares becoming listed in January 2004 and the expiry of a moratorium in April 2005	**-**	8,243
Discontinued operations:		
Cost of restructuring of operations pursuant to the transactions with Schneider to form Clipsal Asia (Holdings) Limited ("CAHL"), a 50:50 joint venture (the "JV") to develop, manufacture and distribute EWDIS in Asia*	**(12,906)**	(13,844)
Net gain on the disposal of the Group's entire 50% interest in CAHL	**17,505**	-
Gain on the disposal of the Clipsal businesses and operations in Indonesia and Thailand as part of the transactions with Schneider	**-**	5,494
Adjustment to consideration for the disposal to Schneider of the Group's entire interest in the EWDIS business held by the Group's former associated company, Gerard Industries in Australia	**-**	10,077
	4,599	1,727

* This item includes:

Provision for impairment loss:		
Property, plant and equipment	**1,658**	1,384
Interests in associated companies	**-**	2,160
Interests in available-for-sale financial assets	**1,111**	-
Non-current receivables	**3,575**	-
Deferred expenditure	**894**	-
Goodwill	**925**	-
Allowance for doubtful debts - Non-current receivables	**1,000**	-
Property, plant and equipment written off	**142**	290
Stocks written off	**2,167**	2,163

6. Taxation

	The Group	
	Year ended	15 months ended
	31 March 2006	31 March 2005
	S$'000	S$'000
Taxation charge for the year comprises:		
From continuing operations		
Current taxation		
- Singapore	**8**	155
- Foreign	**1,401**	297
Deferred taxation	**(4)**	146
Share of taxation of associated companies	**-**	92
	1,405	690
From discontinued operations		
Current taxation		
- Singapore	**56**	-
- Foreign	**1,039**	1,135
Deferred taxation	**89**	58
	1,184	1,193
Taxation for the year	**2,589**	1,883
Under/(Over) provision in respect of prior periods		
From continuing opeations		
Current taxation	**1,306**	53
Deferred taxation	**(804)**	(260)
Share of taxation of associated companies	**-**	(18)
	502	(225)
From discontinued operations		
Current taxation	**(506)**	419
Deferred taxation	**439**	-
	(67)	419
	3,024	2,077

The income tax expense varied from the amount of income tax determined by applying the Singapore income tax rate of 20% (2005 : 20%) to profit before income tax as a result of the following differences:

	The Group	
	Year ended 31 March 2006	15 months ended 31 March 2005
	S$'000	S$'000
Profit/(Loss) before taxation		
- Continuing operations	**2,587**	6,740
- Discontinued operations	**(904)**	(3,698)
	1,683	3,042
Income tax expense at statutory rate	**337**	608
Add/(Less):		
Effect of different tax rates of overseas operations	**1,897**	2,541
Non-deductible/(Non-taxable) items	**515**	(2,921)
Loss not subjected to tax	**-**	1,602
Utilisation of reinvestment allowances	**(89)**	-
Underprovision in respect of prior period	**435**	341
Effect of changes in tax rates	**-**	(147)
Others	**(71)**	53
Total income tax expense at effective rate	**3,024**	2,077

7. Discontinued operations

On 12 January 2006, the Company exercised the Put Option to dispose its entire 50% interest in CAHL to Schneider. The exercise of the Put Option was completed on 15 March 2006. Consequently, the results of CAHL were accounted for up to 31 December 2005.

7 Discontinued operations (Continued)

a) The results from the discontinued operations is analysed as follows:

	Note	The Group Year ended 31 March 2006 S$'000	The Group 15 months ended 31 March 2005 S$'000
Revenue	4(a)	**100,244**	144,023
Cost of sales		**(69,203)**	(103,427)
Gross profit		**31,041**	40,596
Other operating income	4(b)	**1,388**	1,096
Distribution expenses		**(16,322)**	(28,355)
Administrative expenses		**(17,801)**	(16,078)
Exchange gain/(loss)		**29**	(120)
Other operating expenses		**(2,169)**	(575)
Interest on borrowings	5(a)	**(1,669)**	(1,989)
Loss before taxation and exceptional items	5(b)	**(5,503)**	(5,425)
Exceptional gain/(loss):	5(c)		
Disposal of discontinued operations		**17,505**	-
Disposal of EWDIS business		**-**	15,571
Restructuring costs		**(12,906)**	(13,844)
Loss before taxation		**(904)**	(3,698)
Taxation	6	**(1,117)**	(1,612)
Loss for the period		**(2,021)**	(5,310)

b) The impact of the discontinued operations on the cash flows of the Group is as follows:

	The Group Year ended 31 March 2006 S$'000	The Group 15 months ended 31 March 2005 S$'000
Net cash (used in)/generated from:		
Operating activities	**(3,410)**	(9,980)
Investing activities	**8,137**	(9,653)
Financing activities	**(1,290)**	(7,261)
Total cash flows	**3,437**	(26,894)

c) The net assets of CAHL at the date of disposal and net cash inflow arising on disposal are as follows:

	The Group	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
Property, plant and equipment	**19,261**	-
Other investments	**19**	-
Intangible assets	**28,868**	-
Deferred tax assets	**322**	-
Inventories	**26,301**	-
Receivables, deposits and prepayments	**67,326**	-
Taxation recoverable	**387**	-
Bank balances, deposits and cash	**20,051**	-
Creditors and accrued charges	**(41,511)**	-
Taxation payable	**(2,204)**	-
Obligations under finance leases and hire purchase contracts	**(101)**	-
Bank borrowings	**(34,034)**	-
Non-current liabilities	**(465)**	-
Deferred tax liabilities	**(321)**	-
Minority interests	**(5,556)**	-
Fair value of net assets disposed	**78,343**	-
Gain on disposal	**17,505**	-
Total consideration	**95,848**	-
Satisfied by:		
Cash	**91,055**	-
Deferred consideration	**4,793**	-
	95,848	-
Net cash inflow arising on disposal:		
Cash consideration received	**91,055**	-
Cash and cash equivalents disposed of	**(20,051)**	-
	71,004	-

8. *Earnings per share*

The basic earnings per share is calculated based on the Group's profit or loss attributable to equity holders of the Company and the weighted average number of ordinary shares in issue during the year.

In calculating fully diluted earnings per share, the weighted average number of ordinary shares in issue during the year is adjusted for the effects of all dilutive potential ordinary shares.

	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Profit/(Loss) after taxation	**680**	6,275	**(2,021)**	(5,310)	**(1,341)**	965
Minority interests	**93**	767	**(1,134)**	(1,299)	**(1,041)**	(532)
Profit/(Loss) attributable to equity holders of the Company	**773**	7,042	**(3,155)**	(6,609)	**(2,382)**	433
	Number of shares '000	Number of shares '000	**Number of shares '000**	Number of shares '000	**Number of shares '000**	Number of shares '000
Weighted average number of ordinary shares	**128,418**	125,179	**128,418**	125,179	**128,418**	125,179
Adjustment for potentially dilutive ordinary shares	**98**	177	**98**	177	**98**	177
Weighted average number of ordinary shares used in computing fully diluted earnings per share	**128,516**	125,356	**128,516**	125,356	**128,516**	125,356
Basic earnings per share (Singapore cents)	**0.60**	5.63	**(2.45)**	(5.28)	**(1.85)**	0.35
Fully diluted earnings per share (Singapore cents)	**0.60**	5.62	**(2.45)**	(5.27)	**(1.85)**	0.35

Impact of changes in accounting policy

Changes in the Group's accounting polices during the year are described in detail in Note 2 to the financial statements. To the extent that those changes have had an impact on results reported for year ended 31 March 2006 and 15 months ended 31 March 2005, they have had an impact on the amounts reported for earnings per share. The following table summarises the impact on both basic and diluted earning per share:

	Impact on basic earnings per share		*Impact on diluted earnings per share*	
	Year ended 31 March 2006	15 months ended 31 March 2005	**Year ended 31 March 2006**	15 months ended 31 March 2005
FRS 21 The Effects of Changes in Foreign Exchange Rates (revised)	**0.27 cents**	(0.35 cents)	**0.27 cents**	(0.35 cents)
FRS 39 Financial Instruments: Recognition and Measurement	**3.47 cents**	-	**3.47 cents**	-
FRS 103 Business Combinations	**0.02 cents**	-	**0.02 cents**	-

9. Dividends

	The Group and The Company	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
During the year, the following dividends were paid:		
Final tax exempt (one-tier) dividend of 4.0 Singapore cents per share (2005 : 2.50 Singapore cents per share less tax of 20%)	**5,110**	2,456
Special dividends paid		
(2005 : 5.25 Singapore cents per share less tax of 20%)	-	5,157
(2005 : tax exempt (one-tier) 5.80 Singapore cents per share)	-	7,121
	5,110	14,734
Interim tax exempt (one-tier) dividend of 4.0 Singapore cents per share (2005 : tax exempt (one-tier) 4.0 Singapore cents per share)	**5,170**	5,101
	10,280	19,835

In respect of the current year, the directors proposed a final tax exempt (one-tier) dividend of 4.0 Singapore cents per share. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been provided for. The estimated dividend payable is S$5.17 million.

The Company's Scrip Dividend Scheme under which shareholders may elect to receive shares in lieu of cash for their dividend entitlements is not applicable to this proposed final dividend.

10. Stocks and work-in-progress

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Work-in-progress, at cost	**22**	827	**-**	-
Raw materials	**361**	7,973	**-**	-
Finished goods	**497**	22,437	**-**	-
At net realisable value	**858**	30,410	**-**	-
Total	**880**	31,237	**-**	-

11. Receivables, deposits and prepayments

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
a) Trade receivables	**19,620**	46,877	**-**	-
Amount due from joint venture (trade)	**-**	4,684	**-**	-
Amount due from associated companies (trade)	**-**	29	**-**	-
Amount due from related parties (trade)	**2**	12	**-**	-
Less: Allowance for doubtful trade receivables	**(4,482)**	(6,614)	**-**	-
	15,140	44,988	**-**	-
Amount due from subsidiaries (non-trade)	**-**	-	**64,604**	22,600
Amount due from joint venture (non-trade)	**-**	3,871	**-**	-
Amount due from associated companies (non-trade) [Note 11(c)]	**2,458**	16,851	**-**	1,448
Amount due from related parties (non-trade) [Note 11(c)]	**11,465**	85	**2,298**	-
	13,923	20,807	**66,902**	24,048
Secured receivables [Note 11(d)]	**2,969**	5,078	**-**	-
Deposits and prepayments	**718**	5,220	**27**	30
Other receivables [Note 11(e)]	**86,990**	79,045	**11,183**	10,985
Less: Allowance for doubtful non-trade receivables [Note 11(e)]	**(9,675)**	(124)	**-**	-
	81,002	89,219	**11,210**	11,015
Total	**110,065**	155,014	**78,112**	35,063

b) Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Related parties in the financial statements refer to entities owned or controlled directly or indirectly by the ultimate holding company, Gold Peak Industries (Holdings) Limited ("GPIH") [Note 25].

c) During the financial year, the Group's effective interest in an associated company was diluted pursuant to the restructuring of that company. As it remains as an associated company within the GPIH Group, it is reclassified as a related party of the Group.

The amount due from the above related party is unsecured, repayable on demand and comprised non-interest bearing amount of S$9,173,000 and interest bearing amount of S$2,271,000 at commercial rate. The non-interest bearing portion included a loan of S$8,340,000 which is scheduled for repayment by 31 May 2006.

The outstanding balance due in the corresponding financial period amounted to S$12,988,000 and included in amount due from associated companies. It comprised non-interest bearing amount of S$11,586,000 and interest bearing amount of S$1,402,000 at commercial rate. Included in the non-interest bearing portion was a loan of S$11,580,000 which was repaid on 31 May 2005.

d) Secured receivables comprised:

i) an amount of S$2,900,000 (2005 : S$5,078,000) being the current portion of outstanding instalments in relation to the divestment in Gerard Corp as detailed in Note 18 (a); and

ii) an advance of S$69,000 (2005 : S$Nil) to a trade associate. The balance is secured over the receivable's residential property and bears interest at commercial rate of 7.75% (2005 : Nil %) per annum at year end.

e) Other receivables, net of allowance for doubtful debts, comprised mainly:

i) advances to trade associates totalling S$25,767,000 (2005 : S$41,364,000) to facilitate the selling and distribution of the Group's products. These advances bear interest at commercial rates ranging from 3% to 9.25% (2005 : 3% to 8%) per annum at year end and are repayable on demand;

ii) an advance of S$3,657,000 (2005 : S$3,783,000) to a subsidiary of Gerard Corp. This advance bears interest at commercial rate of 6.83% (2005 : 6.83%) per annum at year end and is repayable on demand;

iii) an advance of S$10,517,000 (2005 : S$10,705,000) by the Company to an associated company of Gerard Corp. This advance, in different currency tranches, bears interest at commercial rates ranging from 6.66% to 9.75% (2005 : 6.66% to 7.75%) per annum at year end and is repayable on demand;

iv) an amount of S$142,000 (2005 : proceeds of S$2,735,000) is being retained for the settlement of capital tax, if any, in relation to the sale of an office and warehouse in Malaysia. This amount bears interest based on Malaysian ringgit time deposit rate;

v) an amount of S$29,707,000 (2005 : S$Nil) due from a subsidiary of former joint venture for the transfer of certain assets in China;

vi) an interest receivable of S$3,658,000 (2005 : S$Nil) on outstanding balances owing by secured debtors [Notes 11 (d) (i) and 18 (a)]. The amount is due for payment on 14 May 2006 and is subject to penalty charge; and

vii) an amount of S$14,932,000 in the corresponding financial period related to core assets to be delivered to the joint venture which was recorded as receivable in their accounts.

11. Receivables, deposits and prepayments (Continued)

f) The carrying amount of trade and other receivables approximate their fair values because most of these are either short term in nature or repriced frequently.

The Group's and the Company's trade and other receivables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Australian dollar	**10,889**	11,308	**6,082**	6,016
Euro	**-**	22	**-**	-
Sterling pound	**-**	60	**-**	-
Hong Kong dollar	**808**	39	**38,905**	39
Singapore dollar	**-**	358	**-**	-
United States dollar	**29,225**	41,798	**24,453**	6,365
Korean won	**-**	2	**-**	-

12. Bank balances, deposits and cash

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Cash at bank	**13,043**	31,131	**4,716**	1,318
Fixed deposits	**100,864**	28,016	**98,141**	20,078
Cash on hand	**14**	136	**2**	2
Total	**113,921**	59,283	**102,859**	21,398

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of 3 months or less. The carrying amount of these assets approximate their fair values.

Fixed deposits bear interest at rates ranging from 1.5% to 5.35% (2005 : 0.2% to 4%) per annum.

The Group's and the Company's cash and bank balances that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Australian dollar	**2,913**	332	**2,913**	38
Euro	**3,737**	1,371	**1,985**	-
Sterling pound	**1**	1	**-**	-
Hong Kong dollar	**777**	2,223	**777**	2,191
Chinese renminbi	**-**	164	**-**	-
Singapore dollar	**192**	12	**-**	-
United States dollar	**86,253**	11,818	**85,919**	5,449
Korean won	**-**	40	**-**	-

13. Property, plant and equipment

	Freehold land and buildings S$'000	Leasehold land and buildings S$'000	Properties under development S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Machinery under construction S$'000	Total S$'000
The Group										
Cost:										
At 1 January 2004	3,052	25,535	5,267	2,472	6,976	19,338	1,344	5,217	11	69,212
Reclassification	-	1,134	(746)	(1,022)	(547)	1,128	79	(15)	(11)	-
Currency realignment	(98)	(927)	(8)	(63)	(314)	(676)	(117)	(128)	-	(2,331)
Additions - JV	-	-	-	69	148	10	303	203	-	733
Additions	9	9	994	1,080	2,848	3,469	342	2,575	23	11,349
Written off*	-	-	-	(184)	(1,183)	(1,886)	(25)	(2,834)	-	(6,112)
Disposals	-	(2,919)	(4,757)	(165)	(327)	(2,108)	(180)	(517)	(17)	(10,990)
At 31 March 2005	2,963	22,832	750	2,187	7,601	19,275	1,746	4,501	6	61,861
De-recognition of subsidiary of JV	-	(250)	-	-	(75)	(35)	(109)	(20)	-	(489)
Reclassification	-	3,245	(3,321)	(86)	840	1,479	(7)	(2,026)	(124)	-
Currency realignment	95	(358)	39	2	(144)	(472)	(9)	(126)	2	(971)
Additions	-	231	2,788	588	1,058	4,661	149	979	116	10,570
Written off*	-	-	-	(446)	(308)	(2)	-	(3)	-	(759)
Disposals	(3,058)	(11,503)	(236)	(252)	(675)	(2,054)	(195)	(1,904)	-	(19,877)
Disposal of JV	-	(9,605)	(20)	(1,198)	(5,866)	(21,596)	(1,117)	(853)	-	(40,255)
At 31 March 2006	-	4,592	-	795	2,431	1,256	458	548	-	10,080
Accumulated depreciation:										
At 1 January 2004	77	4,559	-	901	3,484	11,942	754	3,793	-	25,510
Reclassification	-	78	-	(78)	(7)	(17)	(3)	27	-	-
Currency realignment	(2)	(158)	-	(28)	(133)	(350)	(31)	(68)	-	(770)
Additions - JV	-	-	-	45	54	-	67	142	-	308
Charge for the period	24	827	-	557	1,791	3,018	391	970	-	7,578
Written off*	-	-	-	(179)	(1,147)	(1,473)	(25)	(2,776)	-	(5,600)
Disposals	-	(394)	-	(71)	(211)	(1,980)	(87)	(443)	-	(3,186)
At 31 March 2005	99	4,912	-	1,147	3,831	11,140	1,066	1,645	-	23,840
De-recognition of subsidiary of JV	-	(41)	-	-	(33)	(27)	(39)	(11)	-	(151)
Reclassification	-	(4)	-	(80)	227	781	(6)	(918)	-	-
Currency realignment	4	(67)	-	(2)	(115)	(215)	(9)	(87)	-	(491)
Charge for the year	12	465	-	397	1,004	1,944	246	222	-	4,290
Written off*	-	-	-	(262)	(225)	(1)	-	(3)	-	(491)
Disposals	(115)	(1,436)	-	(305)	(154)	(1,133)	(170)	(165)	-	(3,478)
Disposal of JV	-	(2,899)	-	(682)	(3,595)	(12,389)	(722)	(427)	-	(20,714)
At 31 March 2006	-	930	-	213	940	100	366	256	-	2,805

13. Property, plant and equipment (Continued)

	Freehold land and buildings S$'000	Leasehold land and buildings S$'000	Properties under development S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Machinery under construction S$'000	Total S$'000
Impairment loss:										
At 1 January 2004	-	4,150	2,369	-	-	-	-	-	-	6,519
Currency realignment	11	(151)	3	-	-	-	-	-	-	(137)
Charge for the period**	1,329	-	-	-	-	-	-	55	-	1,384
Disposals	-	-	(2,372)	-	-	-	-	-	-	(2,372)
At 31 March 2005	1,340	3,999	-	-	-	-	-	55	-	5,394
Currency realignment	44	(14)	-	(2)	(3)	(8)	(1)	-	-	16
Charge for the year**	-	22	-	313	368	950	53	180	-	1,886
Disposals	(1,384)	(3,718)	-	-	-	-	-	(3)	-	(5,105)
Disposal of JV	-	(22)	-	-	-	(204)	-	(54)	-	(280)
At 31 March 2006	-	267	-	311	365	738	52	178	-	1,911
Carrying amount:										
At 31 March 2006	-	3,395	-	271	1,126	418	40	114	-	5,364
At 31 March 2005	1,524	13,921	750	1,040	3,770	8,135	680	2,801	6	32,627

* Included in other operating expenses and exceptional items of S$126,000 and S$142,000 (2005 : S$222,000 and S$290,000) respectively

** Included in other operating expenses and exceptional items of S$228,000 and S$1,658,000 (2005 : S$Nil and S$1,384,000) respectively

Pursuant to the restructuring of the Group's business and operations, production activities have been scaled down including the cessation in operation of certain product lines. This has resulted in certain property, plant and equipment being impaired during the year.

The extent of impairment was based on the net realisable value for those assets which are not expected to be further deployed in operational use, while the estimates of value in use calculation for those assets which remain in operational use have been adjusted to reflect the current level of business activities.

	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Motor vehicles S$'000	Total S$'000
The Company				
Cost:				
At 1 January 2004	-	1,198	306	1,504
Additions	51	37	-	88
Disposals	-	(16)	-	(16)
Written off	-	(13)	-	(13)
At 31 March 2005	51	1,206	306	1,563
Additions	-	15	12	27
Disposals	-	(177)	-	(177)
Written off	-	(12)	-	(12)
At 31 March 2006	51	1,032	318	1,401
Accumulated depreciation:				
At 1 January 2004	-	536	242	778
Charge for the period	12	158	38	208
Disposals	-	(9)	-	(9)
Written off	-	(13)	-	(13)
At 31 March 2005	12	672	280	964
Charge for the year	11	126	26	163
Disposals	-	(137)	-	(137)
Written off	-	(10)	-	(10)
At 31 March 2006	23	651	306	980
Carrying amount:				
At 31 March 2006	28	381	12	421
At 31 March 2005	39	534	26	599

13. Property, plant and equipment *(continued)*

Certain of the Group's leasehold land and buildings with a total net book value of S$2,192,000 (2005 : S$2,264,000) have been pledged to banks as securities for mortgage loan facilities granted by the banks to the Group.

Particulars of the properties included in leasehold land and buildings above are as follows:

Location	Description	Tenure
The Group		
Hong Kong		
Lot No. 36, Unit A 6/F, Sing Mei Ind. Bldg 27-31 Kwai Wing Road Kwai Chung, N.T. Hong Kong	A 609.9 square metres office and warehouse	50 years long term lease from 1997
Lot No. 36, Unit B 6/F, Sing Mei Ind. Bldg 27-31 Kwai Wing Road Kwai Chung, N.T. Hong Kong	A 609.9 square metres office and warehouse	50 years long term lease from 1997
China		
Unit 3C Parkview Tower III 9 Nongzhan South Road Chao Yang District Beijing China	A 200.97 square metres site for investment purposes	70 years long term lease from 1993
United Kingdom		
Flat 9, Washington House 20 Basil Street London SW3 England	A 176.52 square metres apartment for staff quarters	72 years and 6 months long term lease from 1980

14. Interest in subsidiaries

	The Company	
	2006	2005
	S$'000	S$'000
Unquoted equity shares, at cost [Note 32]	**113,975**	55,001
Less: Allowance for impairment loss	**-**	(19)
	113,975	54,982
Add: Loans owing by subsidiaries	**59,494**	118,489
	173,469	173,471

The loans to subsidiaries are unsecured and formed part of the Company's net investment in subsidiaries as the settlement is neither planned nor likely to occur in the foreseeable future.

Particulars of the subsidiaries are set out in Note 32 to the financial statements.

15. Interest in associated companies

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Unquoted equity shares, at cost [Note 33]	**5,512**	8,024	**-**	18
Share of post acquisition reserves	**(3,994)**	1,790	**-**	-
Goodwill	**-**	4,894	**-**	-
Less: Allowance for impairment loss	**(1,043)**	(4,982)	**-**	(18)
	475	9,726	**-**	-

Particulars of the principal associated companies are set out in Note 33 to the financial statements.

The financial information of associated companies are as follows:

	The Group	
	2006	2005
	S$'000	S$'000
Balance sheet		
Total assets	**15,282**	104,027
Total liabilities	**(14,319)**	(80,369)
Profit and loss statement		
Revenue	**29,622**	92,975
Loss for the year	**1,337**	1,454

The amount of current year unrecognised losses of associated companies of the Group are S$961,000 (2005 : S$1,093,000) as the Group's share of losses has exceeded its interest in the associated companies. The accumulated losses not recognised were S$2,273,000 (2005 : S$1,312,000).

16. Available-for-sale investment in unlisted equity shares

	The Group	
	2006	2005
	S$'000	S$'000
Unquoted equity shares, at cost	**33,054**	36,181
Add: Shareholder's loans	**23,196**	25,390
	56,250	61,571
Less: Fair value loss charged to Fair Value Reserve during the year	**(5,800)**	-
Less: Allowance for impairment loss	**(9,278)**	(10,156)
Balance at fair value	**41,172**	51,415

The loans are unsecured and formed part of the Group's net investment as the settlement is neither planned nor likely to occur in the foreseeable future.

The fair value of unquoted financial asset is determined as explained in Note 3.

17. Available-for-sale financial assets

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Non-current:				
At fair value:				
Quoted equity shares	-	4	-	-
Unquoted equity shares	**10,287**	-	-	-
	10,287	4	-	-
At cost:				
Unquoted equity shares	**3,282**	2,203	**1,111**	-
Less: Allowance for impairment loss*	**(1,111)**	-	**(1,111)**	-
	2,171	2,203	-	-
Total non-current	**12,458**	2,207	-	-
Current:				
Quoted equity shares, at fair value	**15,276**	18,088	-	-

Long term investments and current marketable securities as at 31 March 2005 have been reclassified as "Available-for-sale financial assets" so as to conform to the presentation adopted in 2006.

Total fair value losses charged to Fair Value Reserve during the year amounted to S$1,781,000 (2005 : S$Nil).

The fair values of quoted financial assets are based on market price, and the fair values of unquoted financial assets are determined as explained in Note 3.

* Included in exceptional items

Available-for-sale financial assets that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
United States dollar	**-**	4	**-**	-
New Taiwan dollar	**2,171**	2,203	**-**	-
Hong Kong dollar	**10,287**	-	**-**	-
Chinese renminbi	**15,276**	18,088	**-**	-

18. Non-current receivables

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Secured [Note 18(a)]	**52,465**	60,601	**-**	-
Unsecured [Note 18(b)]	**84,099**	86,338	**9,869**	6,665
Less: Allowance for impairment loss	**(3,544)**	-	**-**	-
Less: Allowance for doubtful debts	**(1,000)**	-	**-**	-
	132,020	146,939	**9,869**	6,665

a) The secured receivable is the non-current portion of outstanding instalments in respect of the divestment of 12.387% and 21% interest in Gerard Corp in 2003 and 2005 respectively. The balances are secured over the receivables' equity interest in Gerard Corp up to 34.33%, bear interest at 1.5% above the Australian bank bills swap reference average buying rate for bank bills of 180 days and are repayable in 5 instalments with final instalment by Year 2009. The interest rate at year end is 7.21% (2005 : 7.29%) per annum.

b) The unsecured non-current receivables comprised:

i) an advance of S$3,479,000 (2005 : S$3,809,000) granted to Pierlite Pty Ltd for the purpose of expanding its lighting business. The advance bears interest at commercial rate of 6.83% (2005 : 6.83%) per annum at year end. The repayment terms are open for negotiation and agreement, but the amount is not expected to be repayable within the next twelve months;

ii) an interest-free advance of S$3,544,000 (2005 : S$3,595,000) granted to a trade associate to facilitate the selling and distribution of the Group's products. This advance has no fixed terms of repayment. During the financial year, the management identified the carrying amount was impaired and accordingly, full impairment of S$3,575,000 (2005 : S$Nil) was recognised;

18. Non-current receivables (Continued)

iii) a portion of the consideration for the sale of the Group's entire 52.4% effective interest in Gerard Industries (No. 3) Pty Ltd's EWDIS business to Schneider in 2003 of S$58,616,000 (2005 : S$64,759,000), together with accumulated accrued interest of S$7,591,000 (2005 : S$4,454,000), are being retained by the purchaser for a period of four years from 22 December 2003 to cover any liability that the Company may incur in respect of any warranty claims under the terms of the Australian Share Purchase Agreement. The amount bears interest based on 3 months' Australian bank bills swap reference buying rate;

iv) shareholder's loan of S$6,089,000 (2005 : S$6,665,000) granted to Gerard Corp bears interest at 6.75% per annum and is repayable on 26 August 2009;

v) an amount of S$4,772,000 (2005 : S$Nil) together with accrued interest of S$8,000 (2005 : S$Nil) are being retained to cover any liability that the Company may incur in respect of any claims under the terms of the Joint Venture Agreement in relation to the exercise of the Put Option. Accordingly, the Company has made a provision of S$1,000,000 (2005 : S$Nil) and the retention amount is due for payment after 22 December 2007. The amount bears interest based on US dollar time deposit rate;

vi) an amount of S$502,000 in the corresponding financial period being deposit for investment in a subsidiary; and

vii) an amount of S$2,554,000 in the corresponding financial period being the outstanding instalments of the sale consideration for disposal of a former associated company to an independent third party. The amount bore interest at 1.25% above Euribor rate and was fully repaid during the year.

The directors are of the opinion that the carrying amount of both the secured and unsecured non-current receivables approximate their fair values.

The Group's and the Company's non-current receivables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
United States dollar	**3,780**	-	**3,780**	-
Australian dollar	**75,775**	79,687	**6,089**	6,665
Euro	**-**	2,554	**-**	-

19. Intangible assets

a) Deferred expenditure (including ULTI intellectual property)

	The Group	
	2006	2005
	S$'000	S$'000
Cost:		
At beginning of year	**18,297**	17,413
Adjustment to JV's pre-acquisition assets	**-**	749
De-recognition of subsidiary of JV	**(11)**	-
Currency realignment	**(248)**	(762)
Additions	**485**	1,611
Written off	**(377)**	(714)
Disposal of JV	**(9,486)**	-
At end of year	**8,660**	18,297
Amortisation and impairment:		
At beginning of year	**7,766**	5,557
De-recognition of subsidiary of JV	**(1)**	-
Currency realignment	**(168)**	(239)
Amortisation for the year*	**2,390**	3,162
Impairment loss recognised in the year**	**894**	-
Written off	**(377)**	(714)
Disposal of JV	**(1,844)**	-
At end of year	**8,660**	7,766
Carrying amount:		
At end of year	**-**	10,531
At beginning of year	**10,531**	11,856

* Included in cost of sales and administrative expenses for current year (2005 : included in cost of sales, distribution expenses and administrative expenses)

** Included in exceptional items

19. Intangible assets (Continued)

b) Patents

	The Group	
	2006	2005
	S$'000	S$'000
Additions, at cost	**3,854**	-

c) Goodwill

	The Group	
	2006	2005
	S$'000	S$'000
Goodwill capitalised on acquisition of subsidiaries		
Cost:		
At beginning of year	**90**	-
Elimination of accumulated amortisation prior to adoption of FRS 103 [Note 2]	**5**	-
Adjustment to JV's pre-acquisition assets	**2,617**	-
Currency realignment	**(594)**	(9)
Additions	**2,651**	99
Fair value adjustments to JV's net assets	**17,789**	-
Disposal of JV	**(21,633)**	-
At end of year	**925**	90
Amortisation:		
At beginning of year	**(5)**	-
Elimination of accumulated amortisation prior to adoption of FRS 103 [Note 2]	**5**	-
Currency realignment	**-**	(20)
Amortisation for the year	**-**	15
At end of year	**-**	(5)
Impairment:		
At beginning of year	**-**	-
Impairment loss recognised in the year*	**1,332**	-
Disposal of JV	**(407)**	-
At end of year	**925**	-
Carrying amount:		
At end of year	**-**	95
At beginning of year	**95**	-
Total	**3,854**	10,626

* Included in other operating expenses and exceptional items of S$407,000 and S$925,000 respectively

20. Derivative financial instruments

	The Group and The Company	
	2006	2005
	S$'000	S$'000
Fair value gain included in exchange gain for the year	**4,453**	-
At end of year	**4,453**	-

Analysed as:

	The Group and The Company	
	Contract/notional amount	**Fair value assets**
	$'000	**S$'000**
Non-current:		
Cross currency swap (in Australian dollar)	**60,000**	4,453

During the year, the Company entered into a cross currency swap whereby on maturity, the Company will pay an aggregate of A$65,160,000 and receive S$77,670,000. This swap agreement was entered into to hedge the Group's exchange rate exposure on receivables denominated in Australian dollar. The swap will mature in January 2008.

21. Other non-current assets

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Club membership, at cost	**194**	196	**194**	194

22. Creditors and accrued charges

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Creditors and accrued charges	**41,957**	43,451	**25,750**	866
Amount due to joint venture:				
Trade	-	788	-	-
Non-trade	-	16,695	-	25,373
Amount due to associated companies:				
Trade	**362**	1,367	-	-
Non-trade	**660**	265	-	-
Amount due to related parties [Note 11(b)]:				
Trade	-	785	-	-
Non-trade	-	66	-	-
	42,979	63,417	**25,750**	26,239

22. Creditors and accrued charges (Continued)

The carrying amount of current trade and other payables approximate their fair values.

The Group's and the Company's trade and other payables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Australian dollar	**86**	2,505	-	-
Euro	**87**	363	-	-
Sterling pound	-	9	-	-
Hong Kong dollar	-	157	-	3
Singapore dollar	-	164	-	-
United States dollar	**25,354**	11,094	**25,354**	9,007

23. Obligations under finance leases and hire purchase contracts

	The Group			
	Minimum lease payments		Present value of minimum lease payments	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Amounts payable under finance leases:				
Within one year	-	114	-	102
In the second to fifth years inclusive	-	100	-	85
	-	214	-	187
Less: Future finance charges	-	(27)	-	-
Present value of lease	-	187	-	187
Less: Amount due within one year as shown under current liabilities	-	(102)		
Amount due in the second to fifth years inclusive	-	85		

The average effective borrowing rates ranged from 4% to 10% per annum for last financial period.

24. Provisions

Provision for cost of restructuring comprises costs expected to be incurred in completing the strategic alliance with Schneider and the privatisation of the Company. The movement during the financial period is as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
At beginning of year	**18,279**	56,113	**17,937**	56,113
Additions	**5,604**	2,536	**5,604**	1,633
Amount utilised	**(11,966)**	(40,370)	**(11,624)**	(39,809)
At end of year	**11,917**	18,279	**11,917**	17,937

The provisions are expected to be utilised substantially within the next twelve months, subject to clarification and verification of the amount claimed.

25. Holding companies

The Company's immediate holding company is GP Industries Limited ("GPIL"), a company incorporated in Singapore and listed on the Singapore Exchange Securities Trading Limited. Gold Peak Industries (Holdings) Limited ("GPIH"), a public company incorporated in Hong Kong and listed on the Stock Exchange of Hong Kong Limited, is the ultimate holding company through its interest in GPIL. The amounts due to both GPIL and GPIH are unsecured, bear interest at commercial rates and repayable on demand.

The amount owing to GPIH is denominated in Hong Kong dollars.

26. Bank loans, overdrafts and import loans

a) Short term loans

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Current portion of bank loans [Note 26 (b)]	**157**	1,166	**-**	-
Short term loans	**29,126**	56,011	**15,990**	-
Bank overdrafts	**-**	1,671	**-**	-
Import loans	**-**	5,593	**-**	-
	29,283	64,441	**15,990**	-
Of which:				
Secured	**157**	157	**-**	-
Unsecured	**29,126**	64,284	**15,990**	-
	29,283	64,441	**15,990**	-

The effective interest rates on bank loans, bank overdrafts and import loans ranging from 4.25% to 5.85% (2005 : 1.27% to 7.75%) per annum.

b) Long term loans

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
i) Bank loans:				
Secured	**269**	444	**-**	-
Unsecured	**14,562**	1,832	**14,562**	-
	14,831	2,276	**14,562**	-
Less: Amounts due within one year [Note 26 (a)]				
Secured	**(157)**	(157)	**-**	-
Unsecured	**-**	(1,009)	**-**	-
	(157)	(1,166)	**-**	-
	14,674	1,110	**14,562**	-

26. Bank loans, overdrafts and import loans (Continued)

ii) The bank loans are repayable within the periods as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
In the second year	**112**	558	**-**	-
In the third year	**14,562**	552	**14,562**	-
	14,674	1,110	**14,562**	-

The effective interest rates on bank loans ranging from 4.28% to 7% (2005 : 2% to 7.5%) per annum.

c) Certain of the Group's leasehold land and buildings have been pledged to banks to obtain the above secured bank borrowings [Note 13].

d) The unsecured long term loan in the current year relates to the US$9 million drawndown from the US$30 million Transferable Loan Facility ("TLF") obtained from a syndicate of banks to finance the Group's investments. The interest is based on SIBOR plus 0.95% margin. The TLF is repayable in June 2008.

e) All borrowings are arranged at floating rates, hence the carrying amount of these liabilities approximate their fair values and exposing the Group and the Company to cash flow interest rate risk.

f) The Group's bank loans that are not denominated in the functional currencies of the respective entities are as follows:

	2006	2005
	S$'000	S$'000
Australian dollar	**-**	317
Sterling pound	**269**	444
United States dollar	**38,684**	17,521
Hong Kong dollar	**-**	761

27. Deferred tax assets/(liabilities)

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Deferred tax assets	**-**	844	**-**	-
Deferred tax liabilities	**(721)**	(1,867)	**(696)**	(1,500)
Net deferred tax liabilities	**(721)**	(1,023)	**(696)**	(1,500)

Movements of the net deferred tax (liabilities)/assets, recognised by the Group and the Company are as follows:

	Accelerated tax depreciation S$'000	Tax losses S$'000	Other temporary differences S$'000	Total S$'000
The Group				
Balance at 1 January 2004	(274)	72	(1,225)	(1,427)
Currency realignment	7	4	(19)	(8)
(Charge)/Credit to income for the period	(348)	(150)	555	57
Adjustment	60	104	191	355
Balance at 31 March 2005	(555)	30	(498)	(1,023)
Currency realignment	(9)	(4)	33	20
(Charge)/Credit to income for the year	(193)	632	(159)	280
De-recognition of subsidiary of JV	3	-	-	3
Disposal of JV	715	(450)	(266)	(1)
Balance at 31 March 2006	(39)	208	(890)	(721)

	Accelerated tax depreciation S$'000	Tax losses S$'000	Offshore interest not remitted S$'000	Total S$'000
The Company				
Balance at 1 January 2004	(10)	-	(1,608)	(1,618)
(Charge)/Credit to income for the period	(10)	-	128	118
Balance at 31 March 2005	(20)	-	(1,480)	(1,500)
Credit to income for the year	6	208	590	804
Balance at 31 March 2006	(14)	208	(890)	(696)

At the balance sheet date, the Group has unutilised tax losses of S$34,806,000 (2005 : S$33,418,000) available for offset against future profits. A deferred tax asset has been recognised in respect of S$1,040,000 (2005 : S$109,000) of such losses. No deferred tax asset has been recognised in respect of the remaining S$33,766,000 (2005 : S$33,309,000) due to the unpredictability of future profit streams.

Temporary differences arising in connection with interests in associates are insignificant.

28. Share capital

	The Group and The Company			
	2006 '000	2005 '000	**2006 S$'000**	2005 S$'000
Issued and fully paid capital:				
At beginning of year	**127,599**	122,644	**38,280**	36,793
Issued during the year	**1,657**	4,955	**497**	1,487
Transfer from share premium account	**-**	-	**162,777**	-
At end of year	**129,256**	127,599	**201,554**	38,280

28. Share capital (Continued)

During the financial year, the Company issued the following ordinary shares:

i) 20,000 shares at S$2.025 per share for cash to option holders upon the exercise of their options granted under the Company's CIHL Share Option Scheme 1999;

ii) 150,000 shares at S$2.25 per share for cash to option holders upon the exercise of their options granted under the Company's CIHL Share Option Scheme 1999; and

iii) 1,487,709 shares at S$2.42 per share to shareholders who elected to receive scrip dividend for their entitlement to the 2005 final dividend pursuant to the Company's Scrip Dividend Scheme ("SDS").

As a result of the Companies (Amendment) Act 2005, the concept of authorised share capital and par value has been abolished. Any amount standing to the credit of share premium account has been transferred to the Company's share capital account in the current year.

The CIHL Share Option Scheme 1999 (the "1999 Scheme") was approved at an Extraordinary General Meeting held on 24 June 1999.

a) The Committee administering the 1999 Scheme comprises Victor Lo Chung Wing, Chau Kwok Wai and Lim Jiew Keng.

b) No option has been granted to controlling shareholders or their associates, or parent Group employees and no employees has received 5% or more of the total options available under the 1999 Scheme.

Details of the share options outstanding during the year are as follows:

	The Group and The Company			
	2006		2005	
	Number of share options '000	**Weighted average exercise price $**	Number of share options '000	Weighted average exercise price $
Outstanding at the beginning of the year	**726**	**2.051**	1,121	2.008
Lapsed during the year	**(52)**	**1.971**	(20)	1.913
Exercised during the year	**(170)**	**2.224**	(375)	1.931
Outstanding at the end of the year	**504**	**2.001**	726	2.051
Exercisable at the end of the year	**504**		726	

The weighted average share price at the date of exercise for options exercised during the year was S$2.70 (2005 : S$2.74). The options outstanding at the end of the year have a weighted average remaining contractual life of 4.2 years (2005 : 4.1 years).

29. Lease commitments

The Group leases factories, staff quarters and office premises under non-cancellable operating lease agreements. The lease expenditure charged to the profit and loss statement during the year is as follows:

	The Group					
	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Minimum lease payments paid under operating leases	**826**	1,184	**952**	1,561	**1,778**	2,745

At the balance sheet date, the commitments in respect of future operating lease rentals which have not been provided for in the financial statements are as follows:

	The Group	
	2006 S$'000	2005 S$'000
Within one year	**490**	1,232
Within two to five years	**878**	831
After five years	**950**	1,804
	2,318	3,867

Lease commitments represent rentals payable by the Group for leasing of factories, staff quarters and office premises. Leases are negotiated for periods ranging from 1 year to 10 years and the basis for each rental revision is according to the agreement.

30. Capital commitments

	The Group	
	2006 S$'000	2005 S$'000
Capital expenditure contracted for but not provided for in respect of property, plant and equipment	**30**	1,482
Capital expenditure authorised but not contracted for in respect of property, plant and equipment	**-**	41
	30	1,523

31. Contingent liabilities (unsecured)

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Export bills discounted with recourse	**-**	482	**-**	-
Guarantees given to certain banks in respect of banking facilities utilised by associated companies	**-**	9,443	**-**	9,443
Guarantees given to certain banks in respect of banking facilities utilised by related companies	**11,808**	-	**11,808**	-
Guarantees given to certain banks in respect of banking facilities utilised by subsidiaries	**-**	-	**13,094**	29,900
Guarantees given to certain banks in respect of banking facilities utilised by subsidiaries of JV	**-**	5,160	**-**	10,320
	11,808	15,085	**24,902**	49,663

32. Subsidiaries

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held		Cost of investment	
			2006	2005	**2006**	2005
			%	%	**S$'000**	S$'000
Ample Technique Sdn Bhd (ii)	Malaysia	Inactive	**100**	100	**796**	796
Ashton Investments Pte Ltd (i)	Singapore	Inactive	**100**	100	**#**	#
Bowden (Australia) Pty Ltd (ix)	Australia	Inactive	**100(a)**	100	**#**	#
Bowden China Limited (v)	The People's Republic of China	Inactive	**100***	100*	**-**	-
Bowden Industries Limited (ii)	Hong Kong	Investment holding, manufacturing and trading of electrical and electronic products	**100**	100	**113,179**	54,184
Bowden Industries (China) Limited (ii)	Hong Kong	Investment holding	**100***	100*	**-**	-
Bowden Switchgear (HK) Ltd (ii)	Hong Kong	Investment holding	**100***	100*	**-**	-
Bowden Univolt Extrusion (China) Limited (v)	The People's Republic of China	Inactive	**100***	100*	**-**	-

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held		Cost of investment	
			2006	2005	**2006**	2005
			%	%	**S$'000**	S$'000
Burgess Investments Limited (ix)	Bahamas	Investment holding	**100**	100	**#**	#
Clipsal Marketing (Pvt) Ltd (vi)	Sri Lanka	Marketing and trading of electrical installation products	**(b)**	51	**-**	19
Dragon Star Enterprises Limited (ix)	British Virgin Islands	Investment holding	**100**	100	**#**	#
Easy Charm Ltd (ii)	Hong Kong	Inactive	**100***	100*	**-**	-
Enventure Limited (ix)	British Virgin Islands	Investment holding	**100*^**	-	**-**	-
Fortune Way Developments Limited (ix)	British Virgin Islands	Property investment	**100***	100*	**-**	-
Foshan GP Electrical Industries Co Ltd (iii)	The People's Republic of China	Inactive	**100***	100*	**-**	-
GE Bowden China Co Ltd (iv)	The People's Republic of China	Inactive	**100***	100*	**-**	-
GP Lighting Technology (Huizhou) Limited (v)	The People's Republic of China	Manufacturing and trading of lighting products and accessories	**100***	90*	**-**	-
GP Lighting Technology (HK) Limited (ii)	Hong Kong	Trading of lighting products and related electrical products	**100***	100	**-**	2
GP Lighting Technology (Shanghai) Limited (viii)	The People's Republic of China	Manufacturing and trading of lighting products and accessories	**100*^**	-	**-**	-

32. Subsidiaries (Continued)

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held		Cost of investment	
			2006	2005	**2006**	2005
			%	%	**S$'000**	S$'000
Gourmets of Asia Limited (ii)	Hong Kong	Inactive	**100***	100*	**-**	-
Pacific Fame Investments Ltd (ix)	British Virgin Islands	Investment holding	**100**	100	**#**	#
Pinberry Investments Limited (ix)	British Virgin Islands	Investment holding	**100***	100*	**-**	-
Refour Group Ltd (ix)	British Virgin Islands	Investment holding and trading of electrical and electronic products	**100***	100*	**-**	-
Regal Trinity Limited (ix)	British Virgin Islands	Investment holding	**100***	100*	**-**	-
Star Bright Technology Limited (ii)	Hong Kong	Investment holding	**100***	100*	**-**	-
Tarway Two Pty Ltd (ix)	Australia	Investment holding	**100***	100*	**-**	-
					113,975	55,001

(i) Audited by Deloitte & Touche, Singapore

(ii) Audited by member firms of Deloitte Touche Tohmatsu

(iii) Audited by another firm of auditors, Guangdong Dezheng Certified Public Accountants Ltd

(iv) Audited by another firm of auditors, Huizhou Shi Zhengda Certified Public Accountants Co Ltd

(v) Audited by another firm of auditors, Huizhou Zhong Hong Xin Yuelong Certified Public Accountants Co Ltd

(vi) Audited by another firm of auditors, SJMS Associates Chartered Accountants

(vii) Audited by another firm of auditors, K.M. Leung & Co Certified Public Accountants

(viii) Audited by another firm of auditors, Shanghai Jahwa Certified Public Accountants

(ix) Not audited as there is no statutory requirement in their respective countries of incorporation

* Directly held by subsidiaries of the Company

^ Newly incorporated during the year

\# Refers to cost of investment less than S$1,000

(a) In the process of de-registration at year end

(b) Reclassified to available-for-sale financial asset during the year as the Company does not have control or significant influence over its financial and operating policies

33. Associated companies

The principal associated companies are as follows:

Name of Company	Place of incorporation and operation	Principal activities	Percentage of effective interest held		Cost of investment			
					The Group		The Company	
			2006	2005	**2006**	2005	**2006**	2005
			%	%	**S$'000**	S$'000	**S$'000**	S$'000
Lovato Controlgear (China) Ltd (iii)	The People's Republic of China	Inactive	**47.5***	47.5*	**-**	-	**-**	-
Lovato Controlgear (Hong Kong) Limited (i)	Hong Kong	Inactive	**50***	50*	**645**	645	**-**	-
GE Bowden (Hong Kong) Ltd (ii)	Hong Kong	Inactive	**(a)**	50*	**-**	1	**-**	-
Paramount Lighting Design Consultants (Qingdao) Co. Ltd (iv)	The People's Republic of China	Providing lighting design services	**49*^**	-	**100**	-	**-**	-
Tapestry Vineyards Pty Ltd (v)	Australia	Vineyard	**49***	49*	**3,174**	3,174	**-**	-

(i) Audited by member firms of Deloitte Touche Tohmatsu
(ii) Audited by another firm of auditors, K.M. Leung & Co Certified Public Accountants
(iii) Audited by another firm of auditors, Huizhou Zhong Hong Xin Yuelong Certified Public Accountants Co Ltd
(iv) Audited by another firm of auditors, Shandong Lide Certified Public Accountants
(v) Audited by member firms of KPMG
* Indirect shareholdings
^ Acquired during the year
(a) Became a subsidiary at beginning of the year and liquidated at year end

34. Related party transactions

a) Sale and purchase of goods and services

In addition to the related party information disclosed elsewhere in the financial statements, the Group has the following significant transactions with related parties on normal commercial terms as agreed between the parties:

	The Group	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
Sales to ultimate holding company, associates and fellow subsidiaries of ultimate holding company	**29**	91
Purchases from associates and fellow subsidiaries of ultimate holding company	**2,409**	2,049
Rental income from associates of ultimate holding company	**-**	23
Rental paid to associates and fellow subsidiaries of ultimate holding company	**21**	69

b) Key Management Personnel

Key management personnel remuneration is as follows:

	The Group	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000
Salaries, other short term employee benefits and directors' fees	**3,633**	5,116

The banding of directors' remuneration is disclosed in the Corporate Governance Statement.

35. Segment information

Pursuant to the disposal of the entire 50% interest in CAHL, the Group's activities are now primarily based in the People's Republic of China including Hong Kong. The dominant source and nature of the Group's risk and returns are based on the geographical areas where its production facilities and assets are located. Therefore the primary segment is geographical segments by location of assets.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment expenses exclude interest on borrowings and taxation. Unallocated assets and liabilities comprise tax assets, tax liabilites and bank borrowings.

Geographical segments

	Hong Kong and China		Other Asian Countries		Others		Consolidated total for continuing operations	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
								(Restated)
Revenue								
External sales	**7,918**	12,972	**-**	-	**-**	-	**7,918**	12,972
Total revenue from continuing operations	**7,918**	12,972	**-**	-	**-**	-	**7,918**	12,972
Results								
Segment results from continuing operations	**(3,287)**	(6,871)	**7,546**	4,320	**(379)**	4,832	**3,880**	2,281
Interest on borrowings							**(1,215)**	(3,058)
Profit/(Loss) before exceptional items							**2,665**	(777)
Exceptional items							**-**	8,243
Profit before share of results of associated companies							**2,665**	7,466
Share of results of associated companies	**(78)**	(1,611)	**-**	885	**-**	-	**(78)**	(726)
Profit before taxation							**2,587**	6,740
Taxation							**(1,907)**	(465)
Profit after taxation from continuing operations							**680**	6,275

35. Segment information (Continued)

	Hong Kong and China		Other Asian Countries		Others		Consolidated total for continuing operations	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Balance Sheet								
Segment assets:								
Continuing operations	**125,558**	140,131	**134,389**	30,380	**138,538**	138,591	**398,485**	309,102
Discontinued operations							**-**	147,115
Interest in associated companies	**475**	8,632	**-**	1,094	**-**	-	**475**	9,726
Available-for-sale investment in unlisted equity shares	**-**	-	**-**	-	**41,172**	51,415	**41,172**	51,415
Taxation recoverable							**14**	560
Deferred tax assets							**-**	844
Consolidated total assets	**126,033**	148,763	**134,389**	31,474	**179,710**	190,006	**440,146**	518,762
Segment liabilities:								
Continuing operations	**17,174**	20,440	**37,858**	31,701	**52**	61	**55,084**	52,202
Discontinued operations							**-**	30,200
Obligations under finance leases and hire purchase contracts							**-**	187
Bank loans, overdrafts and import loans							**43,957**	65,551
Taxation payable							**2,034**	2,463
Deferred tax liabilities							**721**	1,867
Consolidated total liabilities	**17,174**	20,440	**37,858**	31,701	**52**	61	**101,796**	152,470
Other information								
Continuing operations:								
Addition of:								
Property, plant and equipment	**5,917**	6,022	**27**	88	**4**	-	**5,948**	6,110
Patents	**3,854**	-	**-**	-	**-**	-	**3,854**	-
Goodwill	**961**	-	**-**	-	**-**	-	**961**	-
Non-cash expenses:								
Depreciation and amortisation	**2,576**	4,106	**163**	262	**55**	69	**2,794**	4,437

Revenue by location of customers

	The Group					
	Continuing operations		Discontinued operations		Total	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Hong Kong and China	**6,607**	12,972	**28,448**	44,172	**35,055**	57,144
Other Asian Countries	**-**	-	**35,295**	56,071	**35,295**	56,071
Australia and Others	**1,311**	-	**36,501**	43,780	**37,812**	43,780
	7,918	12,972	**100,244**	144,023	**108,162**	156,995

Business Segments

The Group now operates predominantly in one business segment, being in the development, manufacturing and marketing of lighting products and accessories and most of the assets of the Group are deployed in these operations.

36. *Financial risks and management*

a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the Group. The Group companies perform ongoing credit evaluation of their counterparty's financial condition and generally do not require a collateral.

The Group does not have any significant credit exposure to any single counterparty or any Group of counterparties having similar characteristics.

b) Interest rate risk

The Group's interest rate risk relates to interest bearing debts and interest bearing assets.

Information relating to the Group's interest rate exposures are disclosed in the notes on the Group's bank and cash balances, receivables and borrowings.

c) Foreign currency risk

The Group's foreign currency exposures arise mainly from the exchange rate movements of the United States, Australian and Hong Kong dollars against the Singapore dollar, the Company's reporting currency.

Those exposures are managed by using forward foreign exchange contracts, cross currency swaps and natural hedges that arise from offsetting financial assets and financial liabilities that are denominated in foreign currencies.

The Company has a number of investments in foreign subsidiaries, whose net assets are exposed to currency translation risk.

36. Financial risks and management (Continued)

d) Liquidity risk

Liquidity risk refers to the risk in which the Group has difficulties in meeting its short term obligations. Liquidity risk is managed by matching the payment and receipt cycle. The Group's operations are financed mainly through equity and accumulated profits.

e) Fair values of financial assets and financial liabilities

The carrying amounts of bank balances, deposits and cash, trade and other current receivables and payables, provisions and other liabilities approximate their respective fair values due to the relatively short term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

37. Comparatives

The financial statements for the financial year ended 31 March 2006 covered the twelve months from 1 April 2005 to 31 March 2006.

The financial statements for the financial period ended 31 March 2005 covered the fifteen months from 1 January 2004 to 31 March 2005.

CORPORATE GOVERNANCE STATEMENT

Introduction

CIH Limited is committed to ensuring and maintaining high standards of corporate governance in conformity with the Code of Corporate Governance ("Code") and in compliance with the Listing Manual of the Singapore Exchange Securities Trading Limited. This Statement describes the Company corporate governance processes and activities with specific reference to the Code.

Board of Directors

Principle 1 : The Board's Conduct of its Affairs

The principal functions of the Board are:

(i) supervising the management of the business and affairs of the Group;

(ii) approving the Group's strategic plans, significant investment and divestment proposals and funding decisions;

(iii) reviewing the Group's financial performance and key operational initiatives;

(iv) approving nominations to the Board of Directors;

(v) reviewing and endorsing the recommended framework of remuneration for the Board and key executives by the Remuneration Committee; and

(vi) assuming responsibility for corporate governance.

Specific Board approval is required for any investments with a gross value greater than S$2 million in total.

The Board conducts regular meetings on a quarterly basis and adhoc meetings as and when required. Article 103(2) of the Company's Articles of Association allows Board meetings to be conducted by way of telephone or videoconference. The attendance of the Directors at meetings of the Board and Board committees, as well as the frequency of such meetings, are disclosed in this Statement.

The Company provides facilities for Directors to meet their relevant training needs and also orientation programmes to familiarise them with the Company's business and governance practices.

Principle 2 : Board Composition and Balance

Presently, the Board consists of eight Directors, four are non-executive out of whom three are Independent Directors (determined in accordance with the guidance of the Code).

Key information regarding the Directors is provided under the "Board of Directors" section of the annual report.

The Nominating Committee ("NC") is of the view that the current Board comprises persons who as a group, provides core competencies necessary to meet the Company's objectives.

The Board has reviewed its composition of directors and is satisfied that such composition is appropriate. The Board will constantly examine its size with a view to determining its impact upon its effectiveness.

Principle 3 : Role of Chairman and Chief Executive Officer

The Company has a Chairman as well as a CEO who is the Company's Vice Chairman and Managing Director. There is a clear division of responsibilities between the Chairman and the CEO. The Chairman leaves the daily running of the business to the CEO while he bears responsibility for the overall functioning of the Board. The Chairman and the CEO are not related. The CEO ensures that Board meetings are held as and when necessary and sets out the agenda for the Board meetings, and that the relevant materials provided for the Board meetings are complete, adequate and timely. He also ensures that adequate procedures are introduced to comply with the Code.

Principle 6 : Access to Information

Management provides the Executive Committee, which comprises four executive directors and one senior management staff, with the monthly management accounts, budgets and forecasts, including explanations for material fluctuations within thirty days after each month-end. A quarterly report of the Company's activities is provided to the Board. The Directors have also been provided with the telephone numbers and e-mail particulars of the Company's senior management and Company Secretary to facilitate access.

Should Directors, whether as a group or individually, need independent professional advice, the management will, upon direction by the Board, appoint a professional advisor selected by the group or the individual, to render the advice. The cost of such professional advice will be borne by the Company.

The Company Secretary attends all regular Board meetings and is responsible for ensuring that Board procedures are followed. It is the Company Secretary's responsibility to ensure that the Company complies with the requirements of the Companies Act. Together with the management staff of the Company, the Company Secretary is responsible for compliance with all other rules and regulations which are applicable to the Company.

Please refer to the "Corporate Information" section of the annual report for the composition of the Company's Board of Directors and Board committees.

Board Committees

Nominating Committee (NC)

Principle 4 : Board Membership

The NC comprises five Directors, three of whom, including the Chairman, are independent and non-executive directors. The NC is responsible for identifying and selecting new Directors. New Directors are appointed by way of a Board resolution, after the NC makes necessary recommendation to the Board.

The NC is guided by its Terms of Reference, that sets out its responsibilities, which include consideration of salient factors for purposes of Directors' re-nomination and determination of independence.

The duties and responsibilities of the NC are:

(i) to make recommendations to the Board on the appointment of new executive and non-executive directors, including making recommendations to the composition of the Board generally and the balance between executive and non-executive directors appointed to the Board;

(ii) to regularly review the Board structure, size and composition and make recommendations to the Board with regards to any adjustments that are deemed necessary;

Board Committees
Nominating Committee (NC)
Principle 4 : Board Membership (Continued)

(iii) to be responsible for identifying and nominating candidates for the approval of the Board, determining annually whether or not a director is independent, to fill Board vacancies as and when they arise as well as put in place plans for succession, in particular for the Chairman and the Chief Executive Officer. If the NC determines that a director, who has one or more of the relationships that could interfere with his exercise of independent business relationship judgement, is in fact independent, it should disclose in full nature of the director's relationship and bear responsibility for explaining why he should be considered independent;

(iv) to make recommendations to the Board for the continuation (or not) in services of any director who has reached the age of 70 (seventy);

(v) to recommend directors who are retiring by rotation to be put forward for re-election. All Directors are required to submit themselves for re-nomination and re-election at regular intervals and at least once every three years;

(vi) to decide whether or not a director is able to and has been adequately carrying out his duties as a director of the Company, particularly when he has multiple board representations. The NC shall adopt internal guidelines that address the competing time commitments that are faced when directors serve on multiple boards;

(vii) to have due regard to the principles of governance and code of best practices; and

(viii) to liaise with the Board in relation to the preparation of the NC's report to shareholders (in the annual report) as required.

Principle 5: Board Performance
The Board, through the delegation of its authority to the NC, has used its best efforts to ensure that Directors appointed to the Board possess the background, experience and knowledge in technology, business, finance and management skills critical to the Group's business and that each Director, through his unique contributions, brings to the Board an independent and objective perspective to enable balanced and well-considered decisions to be made. In the event that the appointment of a new Board member is required, the criteria for the appointment will be driven by the need to position and shape the Board in line with the medium-term needs of the Company and its business.

The NC will decide, in consultation with the Board, on how the Board is evaluated and select a set of performance criteria, that is linked to long-term shareholders' value, to be used for performance evaluation of the Board. The set of performance criteria used may include return on assets, return on equity, return on investment, economic value added, profitability on capital employed and the Company's share price performance.

The NC has set up a formal assessment process to evaluate the effectiveness of the Board as a whole and contribution by directors respectively.

Audit Committee (AC)
Principle 11: Audit Committee
Principle 12: Internal Controls

The AC comprises three members who are Independent Non-Executive Directors. The AC is experienced in managerial positions in the banking, finance, property and construction industries. The AC is of the view that its members have sufficient financial management expertise and experience to discharge the AC's functions. The AC's scope of authority is guided by its Terms of Reference. AC meetings are held with the internal and external auditors and by invitation, representatives from management to perform the following functions:

(i) review with the external auditors their audit plan, findings and recommendations to the Board;

(ii) review the internal control procedures of the Group, including internal audit plan and findings as well as management's response to the recommendations made by the internal auditors;

(iii) review the draft announcements of the Group's quarterly and full year results before submission to the Board;

(iv) review interested person transactions; and

(v) review the volume of non-audit services performed by the external auditors to ensure that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before recommending to the Board, subject to shareholders' approval, the re-appointment of the Company's external auditors.

The AC has conducted a review of all non-audit services provided by the auditors and is of the opinion that the non-audit services provided by the auditors would not affect the independence of the auditors.

The AC meets with the external and internal auditors, without the presence of management, at least once a year.

The Company's external auditors, Deloitte & Touche ("DT") carry out, in the course of their statutory audit, a review of the effectiveness of the Company's material internal controls, including financial, operational and compliance controls, and risk management annually to the extent of their scope as laid out in their audit plan. Material non-compliance and internal control weaknesses noted during their audit, and the auditors' recommendations to address such non-compliance and weaknesses, are reported to the AC. The management with the assistance of the Internal Audit Department ("IAD") follows up on DT's recommendations as part of its role in the review of the Company's internal control systems.

While processes are currently in place to review the risks of the Company, the AC is of the opinion that risk management is a continuing process and has recommended the streamlining of the Company's overall risk management processes and may engage external consultants, if necessary, to assist in this task.

Principle 13: Internal Audit

The IAD is staffed by three persons, and supervised by a Senior Manager. The IAD reports directly to the Chairman of the AC on audit matters and to the CEO on administrative matters. The AC reviews IAD's reports and its activities on a quarterly basis. The AC also reviews and approves the annual IAD's plans and resources to ensure that the IAD has the capabilities to adequately perform its functions.

The IAD adopts the Standards for Professional Practice of Internal Auditing set by The Institute of Internal Auditors in carrying out its functions.

Remuneration Committee (RC)
Principle 7: Procedures for Developing Remuneration Policies
Principle 8: Level and Mix of Remuneration
Principle 9: Disclosure on Remuneration

The RC comprises five Directors, three of whom, including the Chairman who is knowledgeable with executive compensation, are non-executive directors and independent. Since 24 May 2006, two executive directors have resigned as members of the RC to comply with the Code of Corporate Governance 2005.

The duties and responsibilities for RC are:

(i) to review and recommend to the Board in consultation with Management and the Chairman of the Board, a framework of remuneration and to determine the specific remuneration packages and terms of employment for each of the executive directors and senior executives/divisional directors (those reporting directly to the Managing Director) of the Group including those employees related to the executive directors and controlling shareholders of the Group;

(ii) to recommend to the Board in consultation with Management and the Chairman of the Board, the Company's Share Option Scheme or any long term incentive schemes which may be set up from time to time and to do all acts necessary in connection therewith; and

(iii) to carry out its duties in the manner that it deemed expedient, subject always to any regulations or restrictions that may be imposed upon the RC by the Board of Directors from time to time.

1. Table shows breakdown of Directors' Remuneration (in percentage terms):

Name of Directors	Salary %	Bonus %	Fees %	Other Benefits %	Total * %
Victor Lo Chung Wing	22	77	-	1	100
Chau Kwok Wai	44	52	-	4	100
Ho Pak Nin	58	38	-	4	100
Leung Pak Chuen	-	-	-	-	-
Edmund Cheng Wai Wing	-	-	100	-	100
Lim Jiew Keng	-	-	100	-	100
Chua Yong Hai	-	-	100	-	100
Geoffrey Nowell Walls	-	-	100	-	100

*excluding share options which are disclosed in Directors' Report

2. Table shows the ranges of gross remuneration received by the above Directors of the Group:

Number of Directors of the Group in remuneration bands	**Year ended 31 March 2006**	15 months ended 31 March 2005
S$750,001 to S$1,000,000	**-**	2
S$500,001 to S$750,000	**2**	2
S$250,000 to S$500,000	**1**	0
Below S$250,000	**5**	4
Total	**8**	8

Principle 7: Procedures for Developing Remuneration Policies
Principle 8: Level and Mix of Remuneration
Principle 9: Disclosure on Remuneration (continued)
The Code requires the remuneration of at least the top five key executives who are not Directors of the Company to be disclosed within bands of S$250,000. The Company believes that disclosure of the remuneration of individual executives is disadvantageous to its business interests, given its highly competitive industry conditions coupled with sensitivity and confidentiality of staff remuneration matters.

No employee of the Company and its subsidiaries was an immediate family member of a Director and whose remuneration exceeded S$150,000 during the financial year ended 31 March 2006.

"Immediate family" means, in relation to a person, the person's spouse, child, adopted child, step-child, sibling and parent.

The remuneration policy for staff adopted by the Company comprises a fixed component and a variable component. The fixed component is in the form of a base salary. The variable component is in the form of a variable bonus that is linked to the Company and individual performance. The total amount of bonus ("bonus pool") is determined by the achievement of corporate key performance indicators and individual performance on objectives and competencies that have been approved by RC at the beginning of each financial year. The RC will evaluate the extent to which the key performance indicators and individual performance have been achieved based on the Company's performance and approve the bonus pool for distribution to staff based on individual performance. Another element of the variable component is the grant of share options to staff under the CIHL Share Option Scheme 1999.

Communication with Shareholders
Principle 10: Accountability and Audit
Principle 14: Communication with Shareholders
Principle 15: Promoting Greater Participation by Shareholders
Quarterly results are published through the SGXNET, press releases sent to the media and updated on the Company's website. All announcements are first disseminated via SGXNET, and are available on the Company's website.

The Company does not practise selective disclosure. Price sensitive information is first publicly released, either before the Company meets with any group of investors or investment analysts or simultaneously with such meetings, if necessary. Results and annual reports are announced or issued within the mandatory period and are available on the Company's website.

The Company communicates with its investors on a regular basis and attends to their queries. All shareholders of the Company receive a copy of the annual report and notice of AGM. The notice is also advertised in newspapers. At AGMs, shareholders are given the opportunity to air their views and ask Directors or Management questions regarding the Company.

The Articles allow a shareholder of the Company to appoint one or two proxies to attend and vote at all general meetings on his/her behalf.

Internal Code on Dealing in Securities

An internal code on dealing in securities modelled after the Best Practices Guide has been issued to directors and officers setting out the implications on insider trading.

(i) Directors and officers are prohibited from trading in the Company's securities for the period of two weeks before the announcement of the Company's first three quarters' results, or one month before its annual results and ending on the date of the announcement of the results, and any other period specified by the Board or the Company Secretary.

(ii) Directors and officers are also not expected to deal in the Company's securities on considerations of a short-term nature.

Risk Management Policies and Processes

Our management is in charge of the Group's risk management policies and processes and reports to the Board in respect of significant risks to the Group's operations.

Interested Person Transactions

The Company has adopted an internal policy in respect of any transaction with interested persons and has set out the procedures for review and approval of the Company's interested person transactions. The Company's disclosure in accordance with Rule 907 of the SGX-ST Listing Manual in respect of interested person transactions for the financial year ended 31 March 2006 is as follows:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transaction less than S$100,000)	
	Year ended 31 March 2006 S$'000	15 months ended 31 March 2005 S$'000	**Year ended 31 March 2006 S$'000**	15 months ended 31 March 2005 S$'000
Purchases from LTK Electric Wire (Huizhou) Ltd	**172**	1,790	-	-
Purchases from GP Precision Parts (Huizhou) Co., Ltd	-	194	-	-
Total	**172**	1,984	-	-

Directors' Attendance at Board & Committee Meetings

Board Composition and Committees	CIHL Board		Audit Committee		Nominating Committee		Remuneration Committee	
	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended
Victor Lo Chung Wing	5	4	-	-	1	1	1	1
Chau Kwok Wai	5	5	-	-	1	1	1	1
Ho Pak Nin	5	4	-	-	-	-	-	-
Leung Pak Chuen	5	5	-	-	-	-	-	-
Edmund Cheng Wai Wing	5	4	5	5	1	1	1	1
Lim Jiew Keng	5	5	5	5	1	1	1	1
Chua Yong Hai	5	5	5	5	1	1	1	1
Geoffrey Nowell Walls	5	5	-	-	-	-	-	-

SHAREHOLDING STATISTICS

14 June 2006

Issued share capital : S$201,553,535.71
Class of shares : Ordinary share
Voting rights : One vote per share

Analysis of Size of Shareholdings

Size of shareholdings	No. of shareholders	%	No. of shares	%
1 - 999	86	24.43	12,798	0.01
1,000 - 10,000	216	61.36	639,628	0.44
10,001 - 1,000,000	43	12.22	5,130,528	3.52
1,000,001 and above	7	1.99	123,473,373	96.03
Total	352	100.00	129,256,327	100.00

Substantial Shareholders
(as shown in the register of substantial shareholders)

	Shares registered in the name of substantial shareholders
GP Industries Limited (1)	87,730,426
Belvedire Pty Ltd (2)	22,325,156

Notes:

(1) Gold Peak Industries (Holdings) Limited, the holding company of GP Industries Limited, is deemed to be a substantial shareholder of the Company.

(2) Schneider Electric Australia Holdings Pty Ltd ("Schneider Australia") is deemed to be a substantial shareholder of the Company because of its interest in the 22,325,156 shares held in the name of Belvedire Pty Ltd ("Belvedire") through its nominee, UOB Kay Hian Pte Ltd, pursuant to a Memorandum of Charge dated 22 December 2003 entered into between Schneider Australia and Belvedire. Belvedire has agreed amongst other things, to a statutory assignment of all its 22,325,156 shares in favour of Schneider Australia through its nominee, Merrill Lynch (Singapore) Pte Ltd.

Schneider Electric Industries SAS ("Schneider SA") is deemed to be a substantial shareholder of the Company because of its interest in the 22,325,156 shares held in the name of Schneider Australia through its nominee, Merrill Lynch (Singapore) Pte Ltd, since Schneider Australia is a wholly-owned subsidiary, Schneider SA.

Schneider Electric SA ("Schneider") is deemed to be a substantial shareholder of the Company because of its interest in the 22,325,156 shares held in the name of Schneider Australia through its nominee, Merrill Lynch (Singapore) Pte Ltd, since Schneider Australia is a wholly-owned subsidiary, Schneider SA, which is itself a wholly-owned subsidiary of Schneider.

Shareholding Statistics (Continued)

14 June 2006

Twenty Largest Shareholders

No.	Name	No. of Shares	%
1	GP Industries Limited	87,730,426	67.87
2	Merrill Lynch (Singapore) Pte Ltd	24,339,942	18.83
3	CIMB-GK Securities Pte. Ltd.	3,237,947	2.51
4	DBSN Services Pte Ltd	3,087,792	2.39
5	HSBC (Singapore) Nominees Pte Ltd	2,500,574	1.93
6	Kim Eng Securities Pte. Ltd.	1,426,775	1.10
7	Lim & Tan Securities Pte Ltd	1,149,917	0.89
8	Citibank Nominees Singapore Pte Ltd	890,024	0.69
9	OCBC Securities Private Ltd	737,853	0.57
10	UOB Kay Hian Pte Ltd	587,744	0.45
11	HL Bank Nominees (S) Pte Ltd	408,003	0.32
12	United Overseas Bank Nominees Pte Ltd	407,002	0.32
13	DBS Vickers Securities (S) Pte Ltd	287,194	0.22
14	Wong Wai Kan	233,363	0.18
15	DBS Nominees Pte Ltd	178,594	0.14
16	Chau Kwok Wai	152,000	0.12
17	Ng Sung On Andrew	119,524	0.09
18	Tan Seok Ling	99,624	0.08
19	Poon Cheng Luang Lilian	96,000	0.07
20	Hong Leong Finance Nominees Pte Ltd	92,813	0.07
	Total	**127,763,111**	**98.84**

As at 14 June 2006, approximately 15% of the Company's issued ordinary shares were held in the hands of the public. Accordingly, the Company has complied with Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited.





GP Industries Limited Annual Report 2005-2006



Announcement of First Quarter Results

12 August 2005

Announcement of Second Quarter Results

9 November 2005

Announcement of Third Quarter Results

9 February 2006

Announcement of Full Year Results

26 May 2006

Despatch of Annual Report to Equity Holders

12 July 2006

Annual General Meeting

28 July 2006

Dividends

Interim

Paid on 12 December 2005

Final

Payable in August 2006

CONTENTS

GROUP PROFILE


Sweden
Denmark
Netherlands
UK
Poland
Germany
France
Italy
South Korea
Japan
China
Hong Kong
Taiwan
Thailand
Philippines
Malaysia
Singapore
Canada
USA
Manufacturing and Distribution
Marketing and Distribution

GP Industries Limited is an international manufacturing and marketing group comprising three major businesses, namely electronics, batteries, light fittings and other businesses

The Company has been listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST") since 1995 and a component stock of the SingEquities Electronics Index since December 1999. It is the main industrial investment vehicle of Hong Kong-listed Gold Peak Industries (Holdings) Limited which currently owns an 86.95%* interest in the Company. GP Industries currently holds a 67.87%* interest in CIH Limited ("CIHL") and a 49.00%* interest in GP Batteries International Limited respectively. CIHL and GP Batteries have been listed on the SGX-ST since 1992 and 1991 respectively and are component stocks of the Business Times Singapore Regional Index.

CIHL holds investments in light fittings products, LED superscreens and other electronics and electrical businesses.

GP Batteries is engaged in the development, manufacture and marketing of batteries and related products.

In addition to its investments in CIHL and GP Batteries, GP Industries is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, wire harness and cables as well as acoustics.

The Group has a strong and extensive manufacturing and distribution network spanning over 10 countries, including a strong foothold in China. Excluding associates, the Group employs 5,700 people and occupies a total floor area of approximately 173,000 square metres.

**as at 19 June 2006*

CORPORATE INFORMATION

Board of Directors

Executive

Victor LO Chung Wing
Chairman

LEUNG Pak Chuen
Executive Vice Chairman

Brian LI Yiu Cheung
Managing Director

Andrew CHUANG Siu Leung

Raymond WONG Wai Kan
(resigned on 1 May 2006)

WONG Man Kit
(appointed on 26 May 2006)

Non-Executive

LIM Ah Doo

PHUA Bah Lee

LIM Hock Beng

Audit Committee

LIM Ah Doo
Chairman

PHUA Bah Lee

LIM Hock Beng

Nominating Committee

LIM Hock Beng
Chairman

PHUA Bah Lee

LIM Ah Doo

Victor LO Chung Wing

LEUNG Pak Chuen

Remuneration Committee

PHUA Bah Lee
Chairman

LIM Ah Doo

LIM Hock Beng

Victor LO Chung Wing
(resigned on 26 May 2006)

LEUNG Pak Chuen
(resigned on 26 May 2006)

Company Secretaries

TAN Cher Liang

TAN San-Ju

Registered Office

1 Temasek Avenue
#18-02 Millenia Tower
Singapore 039192
Tel: (65) 6395 0850
Fax: (65) 6395 0860
E-mail: gpind@gp-industries.com
Website: www.gp-industries.com

Share Registrars

Lim Associates (Pte) Ltd
10 Collyer Quay #19-08
Ocean Building
Singapore 049315

Auditors

Deloitte & Touche
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Audit Partner-in-charge
William LIM Choon Hock
(appointed on 27 August 2003)

Principal Bankers

The Hongkong and Shanghai
Banking Corporation Limited

Oversea-Chinese Banking
Corporation Limited

BNP Paribas

Hang Seng Bank Limited

DBS Bank Ltd

Citibank, N.A.

Solicitors

Drew & Napier LLC
20 Raffles Place #17-00
Ocean Towers
Singapore 048620


GP INDUSTRIES

(Singapore-listed)

Electronics Division

- Electronics & Components
- Wire Harness & Cables
- Acoustics

CIH Limited
67.87%*

(Singapore-listed)

- Light Fittings
- Other Investments

GP Batteries International Ltd
49.00%*

(Singapore-listed)

- Rechargeable Batteries
- Primary Batteries

* GP Industries' respective shareholdings in CIHL and GP Batteries as at 19 June 2006









BOARD OF DIRECTORS

Victor LO Chung Wing   LEUNG Pak Chuen   Brian LI Yiu Cheung   Andrew CHUANG Siu Leung

Executive Directors

Victor LO Chung Wing *GBS, OBE, JP*

Aged 56, appointed as Chairman and an executive director since 18 October 1995. He was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He resigned from the Remuneration Committee on 26 May 2006. He was last re-elected on 29 July 2005.

Mr Lo is also Chairman of CIH Limited and Hong Kong-listed Gold Peak Industries (Holdings) Limited. He was Chairman of GP Batteries International Limited from 1990 to 1993.

Mr Lo is a member of the Executive Council of Hong Kong Special Administrative Region, Chairman of Hong Kong Science and Technology Parks Corporation, Council Chairman of The Hong Kong Polytechnic University, and Chairman of Board of Governors of Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. He was Chairman of Federation of Hong Kong Industries from 2001 to 2003.

Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

LEUNG Pak Chuen

Aged 56, appointed as an executive director since 18 October 1995 and is currently Executive Vice Chairman of the Company. He was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He resigned from the Remuneration Committee on 26 May 2006. He was last re-elected on 27 August 2003. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 28 July 2006.

Mr Leung was Managing Director of the Company from 1995 to 2002. He also took up the position of Vice Chairman of the Company from 1997 to 2002. He is currently an executive director of Gold Peak Industries (Holdings) Limited and CIH Limited.

Mr Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures in China. He is a Vice Chairman of Hong Kong Auto Parts Industry Association.

Mr Leung is a member of the Chartered Institute of Marketing of the UK and The International Institute of Management. He graduated from the Chu Hoi College in Hong Kong with a Bachelor's degree in Business Administration.

Brian LI Yiu Cheung

Aged 53, appointed an executive director since 18 October 1995. He was appointed as Deputy Managing Director in 1996 and as Managing Director of the Company in 2002. Mr Li has been in the electronic engineering and manufacturing industry internationally and in China for more than 20 years. He also serves as an executive committee member of the Hong Kong Electronics Industries Association, the Electronics Industry Council of the Federation of Hong Kong Industries, the Cooperative Education Centre at City University of Hong Kong, the Academic Advisory Committee in the Department of Industrial Engineering and Logistics Management at Hong Kong University of Science and Technology as well as a director of Automotive Parts and Accessory Systems R&D Centre Limited.

Mr Li is a member of the Association of Professional Engineers of British Columbia in Canada. He holds a Bachelor's degree in Electrical Engineering from the University of British Columbia in Canada and a Master degree in Global Business with Deans Honor from The Chinese University of Hong Kong.

Andrew CHUANG Siu Leung, *SBS, JP, PhD, FHKIE*

Aged 58, appointed an executive director since 18 October 1995. He was last re-elected on 30 July 2004. Dr Chuang is also an executive director of Gold Peak Industries (Holdings) Limited.

In Hong Kong, Dr Chuang serves as Chairman of the Operations Review Committee of the Independent Commission Against Corruption, Chairman of Design Council of Federation of Hong Kong Industries, and a member of Legal Aid Services Council.

Dr Chuang graduated from Queen Mary College of the University of London with a First Class Honours in Bachelor of Electrical (Electronics) Engineering and a Doctorate degree in Microwave Engineering.





WONG Man Kit LIM Ah Doo PHUA Bah Lee LIM Hock Beng

WONG Man Kit

Aged 46, appointed an executive director since 26 May 2006. He is Deputy General Manager as well as Company Secretary of Gold Peak Industries (Holdings) Limited and a director of GP Technologies Limited of Gold Peak's Technology and Strategic Division. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 28 July 2006.

Mr Wong is a fellow member of both the Association of Chartered Certified Accountants of the UK and the Hong Kong Institute of Certified Public Accountants. He is also a member of the Institute of Chartered Secretaries and Administrators of the UK. He graduated from the Chinese University of Hong Kong with a Master degree in Business Administration.

Non-Executive Directors

LIM Ah Doo

Aged 56, appointed a non-executive and independent director since 15 May 1997. He has been Chairman of the Audit Committee since 2 January 1998 and was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He was last re-elected on 27 August 2003. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 28 July 2006.

Mr Lim is currently a Commissioner of PT Indosat, Chairman of EDBVM Pte Ltd and President of RGM International Pte Ltd. He previously held various senior positions in a major international banking group active in Asia and was the Managing Director of a leading merchant bank in Singapore until 1995. He was also the Chairman of the Singapore Merchant Bankers' Association from 1993 to 1995.

Mr Lim graduated from Queen Mary College, University of London with a Bachelor of Science degree in Engineering and obtained a Master degree in Business Administration from Cranfield School of Management, England.

PHUA Bah Lee

Aged 73, appointed a non-executive and independent director and a member of the Audit Committee since 1995. He was appointed Chairman of the Remuneration Committee and a member of the Nominating Committee on 28 August 2002. He will be subject to retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 28 July 2006.

Mr Phua holds directorships in a number of public and private companies. He was the Parliamentary Secretary of the Ministry of Communications from 1968 to 1971 and Senior Parliamentary Secretary of the Ministry of Defence from 1972 to 1988. He was a member of Parliament for the Tampines Constituency from 1968 to 1988.

Mr Phua graduated from the Nanyang University of Singapore with a Bachelor's degree in Commerce.

LIM Hock Beng

Aged 66, appointed a non-executive and independent director since 2 January 1998. He was appointed Chairman of the Nominating Committee and a member of the Remuneration Committee on 28 August 2002. He is also a member of the Audit Committee since 2 January 1998. He was last re-elected on 30 July 2004.

Since 1996, Mr Lim has been the Managing Director of Aries Investment Pte Ltd, a private investment holding company with its principal interests in investing in quoted securities and properties. Prior to that, he founded Lim Associates (Pte) Ltd and was its Managing Director until his retirement in 1995. Lim Associates (Pte) Ltd provides comprehensive corporate secretarial services to private and public listed companies. Mr Lim has more than 30 years of experience and knowledge in corporate secretarial service work, which included advising listed companies on compliance with the listing rules. He currently serves on the board as well as on the audit committee of six listed companies in Singapore.

Mr Lim holds a Diploma in Management Accounting and Finance and is a member of the Singapore Institute of Directors.

FINANCIAL HIGHLIGHTS

Profit and Loss Statement (S$ million)

Year ended 31 March	**2006**	2005 (As restated)
Revenue		
- Continuing operations	**398.5**	418.9
- Discontinued operations	**100.3**	107.2
	498.8	526.1
Profit after taxation		
- Continuing operations	**21.3**	44.4
- Discontinued operations	**(0.9)**	(6.1)
	20.4	38.3
Minority interest	**(0.5)**	(1.0)
Profit attributable to equity holders	**19.9**	37.3
Basic earnings per share (cents)		
- Continuing operations	**4.56**	9.16
- Discontinued operations	**(0.23)**	(1.02)
	4.33	8.14
Tax-exempt (1-tier) dividend per share (cents)	**2.50**	4.50

Balance Sheet (S$ million)

As at 31 March	**2006**	2005
Shareholders' funds	**366.0**	399.2
Total assets	**939.1**	1,037.1

Ratios

As at 31 March	**2006**	2005
Current assets : Current liabilities	**1.72**	1.25
Inventory turnover period (months)	**1.74**	2.17
Net bank borrowings and debt securities : Shareholders' funds	**0.47**	0.64

Other Information

As at 31 March (approx)	**2006**	2005
Number of employees of subsidiaries	**5,700**	5,500
Total floor area of subsidiaries (sq m)	**173,000**	165,000

Revenue by Products*
Year ended 31 March 2006



21.7%
24.7%
21.7%
31.9%

☐	Electronics & Components	24.7%
■	Wire Harness & Cables	31.9%
■	Acoustics	21.7%
■	Electrical	21.7%

Revenue by Locations*
Year ended 31 March 2006



9.7%
18.1%
51.9%
20.3%

☐	Asia	51.9%
■	America	20.3%
■	Europe	18.1%
■	Others	9.7%

Assets by Locations
As at 31 March 2006



23.8%
30.0%
5.9%
4.7%
16.2%
19.4%

☐	HongKong	30.0%
■	Singapore	19.4%
■	China	16.2%
■	Europe	4.7%
■	Rest of Asia	5.9%
☐	Others	23.8%

Operating Profit before Interest, Taxation and Exceptional Items by Business Activities*
Year ended 31 March 2006



☐	Electronics, Components & Acoustics	49.6%
■	Wire Harness & Cables	43.5%
■	Batteries	45.5%
■	Electrical	(38.6%)

* Include continuing and discontinued operations

FIVE-YEAR FINANCIAL SUMMARY

Consolidated Results

Year ended 31 March

	2006 S$000	2005 S$000 (As restated)	2004 S$000 (As restated)	2003 S$000 (As restated)	2002 S$000 (As restated)
Revenue					
- Continuing operations	**398,535**	418,856	374,545	321,719	298,426
- Discontinued operations	**100,243**	107,200	—	—	—
	498,778	526,056	374,545	321,719	298,426
Profit after taxation					
- Continuing operations	**21,319**	44,460	81,172	31,889	18,513
- Discontinued operations	**(948)**	(6,118)	—	—	—
	20,371	38,342	81,172	31,889	18,513
Minority interests	**(505)**	(1,061)	(977)	(719)	(400)
Profit attributable to equity holders	**19,866**	37,281	80,195	31,170	18,113

Consolidated Balance Sheet

As at 31 March

	2006 S$000	2005 S$000 (As restated)	2004 S$000 (As restated)	2003 S$000 (As restated)	2002 S$000 (As restated)
Investment properties	**—**	63	355	373	425
Property, plant and equipment	**55,578**	89,721	52,390	37,459	43,567
Interest in associates	**249,748**	254,700	437,603	362,892	339,865
Investment in unquoted equity shares	**41,172**	51,415	—	—	—
Other non-current assets	**35,729**	31,554	30,947	39,446	42,687
Non-current receivables	**128,241**	146,939	—	2,715	4,724
Deferred tax assets	**3,179**	4,196	—	—	—
Intangible assets	**8,380**	10,102	—	2,094	2,467
Current assets	**417,080**	448,364	207,896	211,283	186,942
Total assets	**939,107**	1,037,054	729,191	656,262	620,677
Non-current liabilities	**215,905**	150,738	121,512	170,409	180,585
Current liabilities	**242,622**	358,727	203,103	142,859	107,608
Total liabilities	**458,527**	509,465	324,615	313,268	288,193
	480,580	527,589	404,576	342,994	332,484
Shareholders' funds	**366,037**	399,210	399,183	338,839	329,510
Minority interests	**114,543**	128,379	5,393	4,155	2,974
	480,580	527,589	404,576	342,994	332,484

Revenue
Year ended 31 March

Year	S$	US$
2006	S$498.8M	US$299.3M
2005	S$526.1M	US$314.0M
2004	S$374.5M	US$215.9M
2003	S$321.7M	US$181.4M
2002	S$298.4M	US$162.0M

☐ Continuing Operations
☐ Discontinued Operations

Total Assets
As at 31 March



2006 S$939.1M US$580.0M
2005 S$1,037.1M US$630.2M
2004 S$729.2M US$434.4M
2003 S$656.3M US$371.9M
2002 S$620.7M US$336.9M

Profit Attributable to Equity Holders*
Year ended 31 March



2006 S$19.9M US$11.9M
2005 S$37.3M US$22.3M
2004 S$80.2M US$46.2M
2003 S$31.2M US$17.6M
2002 S$18.1M US$9.8M

Earnings Per Share* & Dividend Per Share
Year ended 31 March



2006 S4.33 US2.60
S2.50 US1.50
2005 S8.14 US4.86
S4.50 US2.69
2004 S17.74 US10.23
S7.00 US4.04
2003 S6.97 US3.93
S4.05 US2.28
2002 S4.05 US2.20
S2.20 US1.19

☐ Earnings Per Share (cents)
☐ Dividend Per Share (cents)

*As restated for figures in Financial Years 2002-2005

CHAIRMAN'S STATEMENT

The Group operated in a challenging business environment during the financial year. Although demand for the majority of our products remained steady, our businesses faced competitive pressures and steep increases in raw materials prices, which have affected most manufacturers. Rises in interest rates and the appreciation of the Chinese Renminbi also put additional cost burdens on our businesses.

During the financial year, we continued to rationalise our operations to improve the Group's cost and organisational structure. This process has seen us expand our manufacturing in China and divest non-core businesses. At the same time, we are continuing to invest in businesses which have strong growth potential.



Victor LO
Chairman

Financial Highlights

Turnover for continuing operations of GP Industries decreased by 4.9% to S$399 million. Profit attributable to shareholders decreased by 47% to S$19.9 million. Basic earnings per share fell by 47% to 4.33 Singapore cents. The Board of Directors has proposed a final tax-exempt dividend of 1.3 Singapore cents, against a final dividend of 2.0 Singapore cents for the financial year 2004-2005.

The earnings decline was in part due to the disposal in the previous year of Jiangsu Toppower Automotive Electronics Co., Ltd. ("Toppower"), which has resulted in both a reduction in profit contribution and lower exceptional income for the financial year 2005-2006. Contribution from GP Batteries improved, and the loss from CIH Limited ("CIHL") excluding exceptional items decreased.

Business Highlights

Electronics Division

The Electronics Division reported a 4.5% decrease in sales for the financial year 2005-2006 when compared with the previous financial year.

Sales from the electronics and components business were down by 5%. The lower revenues were mainly due to a decrease in sales of car audio products and other electronics products, following the Toppower divestment, since when the car audio business has come to account for less than 5% of the Group's sales. By contrast, sales of professional electronics products showed a growth of 2%.

In addition to the lower overall sales, we faced high component and raw materials prices, as well as the appreciation of the Renminbi, which resulted in higher operating costs at our electronics subsidiaries and components manufacturing business. Together, these factors led to a 10% and a 35% decrease in profit contribution respectively for the financial year. As a result, overall profit before interest, taxation and exceptional items (PBIT & EI) contribution from the electronics and components business decreased by 27%.

Sales from the wire harness business decreased by 4%. Sales to the US market rose strongly, but those to Japan decreased. Profit contribution from subsidiaries increased by 6%. The Group's wire harness associates in China continued to face severe price competition, although market conditions improved in the fourth quarter. Our cable associate, LTK Industries Limited, reported sales growth of more than 25%. However, owing to record high copper prices, its profit contribution only improved by 7%. Overall PBIT & EI contribution from the wire harness and cable business nonetheless improved by 12%.

Sales from the acoustics business were 4% lower as growth in the US market was offset by declines in Europe and Asia. As a result, the acoustics business reported a loss before interest and taxation and exceptional items.

CIH Limited

On 15 March 2006, CIHL disposed of its entire 50% interest in Clipsal Asia Holdings Limited by way of a put option to its joint venture partner, Schneider Electric SA. The exercise price amounted to a total of US$58.99 million (approximately S$96 million), and after deduction of a retention amount, US$56.04 million (approximately S$91 million) were received in cash.

For the financial year, CIHL's continuing operations were thus mainly the light fittings business. Market competition remained keen and raw material prices rose sharply. However, cost reduction measures contributed to an improvement in operating results before exchange differences and exceptional items. CIHL will continue to expand its product range and invest in marketing and distribution development.

GP Batteries

Turnover showed a marginal decrease of 1% over the previous financial year, while the consolidated profit before tax decreased by 5.1%. During the year, GP Batteries recorded an exceptional loss of S$11.1 million, mainly due to the relocation of production facilities.

Most of the products saw steady turnover. Despite the high raw materials prices, gross profit margin benefited from the cost-saving measures that have been implemented across GP Batteries, including the consolidation of production into our factories in China from Europe and Taiwan. GP Batteries maintained its strong market position in Alkaline cylindrical and Nickel Metal Hydride rechargeable batteries. For Lithium Ion battery, the relocation of manufacturing facilities from Taiwan to China is largely complete and will improve cost competitiveness.

Prospects

The markets for our products remain positive and the main challenge we face is in managing costs and improving profitability. The rationalisation of our operations that has been improving the cost structure during the last two financial years will continue.

Following the disposal of its joint venture interest, CIHL

is now further developing its light fittings business. A privatisation has therefore been proposed which, once effected, would reduce costs and generate additional synergies. It would also generate further capital that can be used to strengthen the Group's balance sheet.

We will continue to relocate manufacturing to lower cost regions, and reduce overhead where possible, to ensure that we remain competitive from a manufacturing perspective. This is particularly important in an environment of volatile materials prices. The Group also faces the probability of a continued gradual appreciation of the Renminbi.

Interest rates will probably trend upward and we will therefore seek to reduce bank borrowings of our existing operations. At the same time, we will seek opportunities for investment that will contribute to faster growth, as well as divesting non-core businesses.

The Electronics Division will continue its cost control programmes and product re-engineering to reduce manufacturing costs. With the automotive sector becoming a smaller part of the business, the main focus will be on electronics and acoustics, including our "KEF" and "Celestion" brands.

For GP Batteries, the profitability of the battery market world wide has been seriously eroded by a surge in metal prices, particularly of Nickel and Zinc. We expect Alkaline and rechargeable batteries to continue to sell well and GP Batteries intends to develop a wide spectrum of more specialised products.

Overall, the Group's strategy is to move up the value chain and achieve stronger growth through investing in brands, innovation and stronger global distribution. Managing this aspect of growth will be a key task in the coming year.

Vote of Thanks

I would like to take this opportunity to thank our shareholders, business partners and employees for their unstinting support during the year. My special thanks go to Mr Raymond Wong, who resigned as an executive director in May 2006. At the same time I would like to welcome Mr Wong Man Kit who joined as an executive director in the same month.

Victor LO Chung Wing
Chairman
13 June 2006

Network in the Greater China


Changchun
Dalian
Tianjin
Xuzhou
Changzhou
Suzhou
Shanghai
Hangzhou
Ningbo
Chongqing
Hukow
Taipei
Huizhou
Dongguan
Shenzhen
Hong Kong

With its extensive manufacturing and distribution network firmly established in major cities in the Greater China, the Group is well positioned to capture the business opportunities there.



Summary of Results

The market environment in the financial year that ended on 31 March 2006 was challenging. Record high materials prices and energy costs posed significant cost pressure for some of the Group's businesses, while the steadily appreciating Chinese Renminbi also added to our manufacturing costs. Rising interest rates also required us to take steps to further strengthen our financial position. To counter this environment, the Electronics Division continued to focus on enhancing the quality of its businesses. GP Batteries, meanwhile, has made significant progress in streamlining its operations. CIH Limited ("CIHL") also imposed effective cost reduction measures and decided to divest its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL").

For the financial year under review, sales from continuing operations, which excluded sales from the disposed CAHL, decreased by 4.9% to S$399 million. Profit after taxation from continuing operations decreased from S$44.5 million to S$21.3 million. The reduction was mainly due to lower profit contributions from the Electronics Division, increased financial costs and a lower net exceptional gain. Loss after taxation from the discontinued operations under CAHL for the financial year, after consideration of the net exceptional gain from its divestment, amounted to S$0.9 million, compared to S$6.1 million for the previous financial year.



Profit attributable to shareholders for the financial year, including profit attributable to shareholders from both continuing and discontinued operations, was S$19.9 million, down from S$37.3 million.

Based on a weighted average number of 459,068,484 shares in issue (2005: 457,721,145 shares), basic earnings per share ("EPS") from continuing operations decreased from 9.16 Singapore cents to 4.56 Singapore cents. Basic EPS decreased from 8.14 Singapore cents to 4.33 Singapore cents.

Proposed Restructuring

On 3 February 2006, the Company and CIHL jointly announced a proposal to privatise the 67.87% owned CIHL. Under the proposed privatisation scheme, the Company, among others, will issue 3.166 new shares in exchange for each CIHL share not yet owned by the Company. The proposal is subject to various regulatory and shareholders' approvals.



For the financial year, the Electronics Division reported a 4.5% decrease in sales. Sales of professional electronics products reported a growth of 2% while sales of car audio and other electronics products decreased. After divesting from Jiangsu Toppower Automotive Electronics Co., Ltd. in the previous financial year, the car audio business now accounts for less than 5% of the Group's business. Overall, the electronics and components business reported a sales decrease of 5%.

Affected by record high component prices and the appreciating Chinese Renminbi, profit contribution before interest, taxation and exceptional items from the electronics subsidiaries decreased by 10%. High raw material prices also affected the performance of our components business and led to a 35% decrease in profit contribution. Overall profit contribution from the electronics and components business decreased by 27%.

Sales from the wire harness business decreased by 4% for the financial year. Sales to Japan decreased by 11% mainly due to car model changes by our Japanese customers during the first quarter of the financial year. However, demand from Japan gradually picked up towards the end of the financial year when production of new car models commenced. The Group is actively developing its wire harness business in the US and other European markets with other automakers and "Tier 1" suppliers in the automotive industry. Sales to the US market during the financial year increased by about 20%. In China, market demand was soft and competition was keen during the first half of the financial year, but the situation gradually improved in the second half. As a result, profit contribution from the wire harness business improved by 18% over the previous financial year.

1 & 2
High-performance professional audio products manufactured by the Group


1


2

3



4



5

3 - 5
KEF's speaker systems using patented acoustic technology with great aesthetics

The Group's 44.75% owned cable associate LTK Industries Limited, which celebrates its 25th anniversary in 2006, reported a sales growth of more than 25%. Sales of optical assembly products including optical fibres and optical components grew satisfactorily. However, due to record high copper prices, profit contribution improved by only 7%. LTK continues to develop its leadership position in eco-green cable products and, during the financial year, more halogen-free cable products were introduced. In addition, some of LTK's audio video cable products were honoured by the Business Environment Council of Hong Kong with an Eco-Products Award.

Sales from the acoustics business for the financial year were 4% lower. While sales to the US market reported a 6% growth, sales to the European and Asian markets deceased by 5% and 11% respectively. The acoustics business reported a loss before interest, taxation and exceptional items of S$3.4 million. The loss was mainly caused by lower sales and the weakened Pound Sterling and Euro. The Group is investing in improving the global distribution network for "KEF" branded products. In the US, "KEF" lifestyle products are now sold at major premium electronics retailers. In China, a wholly-owned trading subsidiary has recently been set up for the import, export and distribution business on a nation-wide basis. In France, a new sales office has been set up to reinforce our distribution network in this important market. We are also investing in our global logistics system using latest web-based technology to improve our on time fulfilment capability in major markets.



1
Demand for LTK's cable products for portable devices is expanding.




2

2
LTK's optical fibres series for broadband network in the telecommunications industry


COMMON
(1470nm) Channel 1
(1490nm) Channel 2
(1510nm) Channel 3
(1530nm) Channel 4
(1550nm) Channel 5
(1570nm) Channel 6
(1590nm) Channel 7
(1610nm) Channel 8
8 Channel CWDM (MUX / DEMUX)

3
The Group supplies automotive wire harness to the world markets.


3

CIH Limited



During the financial year, CIHL's continuing operations, which are mainly the light fittings business, contributed a turnover of S$8 million, compared to S$10 million for the financial year ended 31 March 2005. Sales of the project-based light fittings business remained volatile. Despite lower turnover, the cost reduction measures undertaken by CIHL contributed to an improvement in operating results from its continuing operations before exchange differences and exceptional items. CIHL continued to invest in marketing and distribution to promote the "GP" brand light fittings products in China.

CIHL's divestment of its entire 50% interest in CAHL resulted in a net exceptional gain to the Group. The proceeds from divestment also improved the Group's financial position.

Share of CAHL's loss after taxation decreased from appproximately S$12 million to S$5 million. The decrease in loss was due mainly to improved cost control by CAHL and the disposal of CAHL during the financial year, which resulted in its share of results being accounted over a shorter period.

1
The CAHL Group supplies a wide range of electrical wiring devices and installations systems for hotels, commercial and residential projects in the region.















2 & 3

GP's light fittings products are installed at large-scale complexes in China.


MELBOURNE
2006



4 & 5

Lighthouse's LED superscreens are widely used at major international events such as the 2006 Commonwealth Games in Melbourne, Australia.



GP Batteries' turnover for the financial year was S$886 million, a marginal decrease of 1% over the previous financial year. The consolidated profit before tax decreased from S$23.3 million to S$22.1 million. GP Batteries recorded an exceptional loss of S$11.1 million mainly due to the relocation of production facilities (exceptional loss in the previous financial year was S$18.8 million). Profit after tax attributable to shareholders of GP Batteries was S$13.6 million, compared to S$1.3 million in the previous financial year.

High raw materials prices, particularly of Nickel and Zinc, and stiff competition remained GP Batteries' biggest challenges but consolidation of production facilities and cost-cutting measures implemented across the GP Batteries Group has reaped positive returns. The relocation of part of the Lithium Ion batteries production facilities from Taiwan and Hong Kong to China has largely been completed. The relocation of the Danish Alkaline 9-volt plant to Malaysia has also been completed.

Sales of Nickel Metal Hydride rechargeable batteries for the financial year remained steady. However, sales during the fourth quarter were affected by the initial market reactions to price increases implemented in selected markets. Sales of Nickel Cadmium rechargeable batteries decreased by 36%, following GP Batteries' decision to cease production of this product. For primary batteries, sales of Alkaline cylindrical batteries achieved another record year while those of Alkaline 9-volt batteries rose by 5%. Sales of micro batteries also increased by 12% due to stronger market demand. Sales of Carbon Zinc cylindrical and 9-Volt batteries, however, decreased by 11% and 14% respectively.


travelling...
GP Batteries

1



2

1 - 3
GP Batteries continues to gain brand recognition in the region.

4
GP2700 and GP1000 NiMH series, currently the world's highest capacity for their sizes

5
GP Alkaline cylindrical batteries receive strong market acceptance.



Highest Capacity
Standard Charge 16 Hrs
GP 2700
Still going up
4 times longer lasting*
GP 2700
GP 1000
4
GP Batteries
Product of Gold Peak Group



GP
超霸
冠軍
3



GP Ultra Alkaline Battery
15AU LR6 Size AA 1.5V
GP Ultra Alkaline Battery
24AU LR03 Size AAA 1.5V
5

Summary

Volatile component prices will continue to affect some of the Group's businesses. The gradual appreciation of the Chinese Renminbi and rising interest rates will increase our costs. Record high metal prices will continue to suppress GP Batteries' operating margins in the coming months while keen competition in most sectors makes it difficult to pass cost increases to customers.

The Group continues to focus its financial and management resources on strengthening its core businesses. We will increase our investment in new product development, intensify cost improvement activities and strengthen our global sales and distribution capabilities to improve our competitiveness further in the face of these challenging market conditions.

The proposed privatisation of CIHL will help simplify the Group's structure, improve operating efficiency and reduce the Group's gearing.

Brian LI Yiu Cheung
Managing Director
13 June 2006

CORPORATE CALENDAR OF EVENTS

2005

June

GP Batteries International Limited issued the fourth series of US$60 million Floating Rate Notes due 2008 pursuant to its S$500 million Multicurrency Debt Issuance Programme established in 2002.

November

The Company signed a 3-year syndicated term loan facility agreement with nine banks to raise S$75 million.

2006

January

CIH Limited ("CIHL") exercised its put option to divest its entire 50% interest in Clipsal Asia Holdings Limited to Schneider Electric SA. The disposal was completed in March 2006.

February

The Company and CIHL jointly proposed a scheme of arrangement to privatise CIHL.

March

GP Electronics Limited, a wholly-owned subsidiary, was set up in Shenzhen, China for the trading and distribution of audio and acoustics products.

April

GP Acoustics France SAS, a wholly-owned subsidiary, was incorporated in France to strengthen the distribution network of acoustics products in Continental Europe.

AWARDS

GP Industries Limited

- The Company is ranked among Singapore's top 100 companies by highest overseas revenue by International Enterprise Singapore. **(1)**

Electronics

- GP Electronics (Huizhou) Co., Ltd. was named "Supplier of the Year 2005" by Bose Corporation.

Acoustics

- KEF's new iQ series of home theatre loudspeakers won the EISA (European Imaging and Sound Association) Award. **(2)**
- KEF's instant theatre system KIT100 won the UK National Home Awards 2005.
- KEF's home theatre product KHT6000ACE won the Plus X Award in Germany.

Cables

- LTK Industries Limited received a Certificate of Merit in the "2005 Hong Kong Awards for Industries: Environmental Performance". **(3)**
- LTK's audio video cables received Bronze Award of Hong Kong Eco-Products Award by the Business Environmental Council.

GP Batteries

- In Hong Kong, AC Nielsen's MarketTrack ranked GP Ultra Alkaline No.1 in terms of sales volume for Alkaline batteries while GP rechargeable battery and charger was ranked No.1 in sales volume and value for the respective category for years 2004 and 2005.
- In China, GP was ranked the No.1 brand in both rechargeable battery category and charger, as well as a Top 3 primary battery brand in terms of sales volume in 2005. **(4)**


SINGAPORE INTERNATIONAL
100

(1)


EUROPEAN IMAGING AND SOUND ASSOCIATION
EISA
AWARDS

(2)


2005 Hong Kong Awards for Industries: Environmental Performance
Certificate of Merit

(3)



(4)

REPORT OF THE DIRECTORS

The directors of GP Industries Limited present their report together with the audited balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2006.

1. Directors

The directors of the Company in office at the date of this report are:

Executive:

Victor Lo Chung Wing, Chairman
Leung Pak Chuen, Executive Vice Chairman
Brian Li Yiu Cheung, Managing Director
Andrew Chuang Siu Leung
Wong Man Kit (appointed on 26 May 2006)

Non-executive:

Lim Ah Doo
Phua Bah Lee
Lim Hock Beng

2. Arrangements to enable directors to acquire benefits by means of acquisition of shares or debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement, to which the Company is a party, the objective of which is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the following:

a) The Share Option Scheme 1999 set out in paragraph 5.

b) On 3 February 2006, the directors of the Company and the directors of CIH Limited ("CIHL"), a subsidiary of the Company, jointly announced a proposal to privatise CIHL by way of a scheme of arrangement (the "Scheme") under Section 210 of the Singapore Companies Act, Chapter 50 (the "Singapore Companies Act"). The Scheme involves, *inter alia*, the transfer of the issued shares of CIHL not yet owned by the Company (the "Scheme Shares") to the Company and/or its nominees in consideration for which the Company will allot and issue 3.166 shares for each Scheme Share transferred. As a result, directors of the Company who are shareholders of CIHL as at the books closure date for the purpose of the Scheme will be allotted and issued shares in the Company. As at the date of this report, certain conditions of the Scheme have not yet been fulfilled. The interest of the directors of the Company at 31 March 2006 in the shares and options of CIHL is set out in paragraph 3 below.

3. Directors' interest in shares and debentures

According to the register of directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act, the undermentioned persons who were directors of the Company at 31 March 2006 had interest in shares of the Company, the Company's ultimate holding company, Gold Peak Industries (Holdings) Limited ("Gold Peak") and the Company's subsidiary, CIHL as detailed below:

3. Directors' interest in shares and debentures (cont'd)

Name of director	At beginning of year	At end of year	At 21 April 2006	At beginning of year	At end of year	At 21 April 2006
	Shareholdings registered in the name of the directors			Shareholdings in which directors are deemed to have an interest		
Interest in the Company's ordinary shares						
Leung Pak Chuen	1,608,000	1,608,000	1,608,000	-	-	-
Brian Li Yiu Cheung	1,465,000	1,465,000	1,465,000	-	-	-
Andrew Chuang Siu Leung	45,000	45,000	45,000	-	-	-
Raymond Wong Wai Kan [1]	390,000	390,000	860,000	-	-	-
Lim Ah Doo	-	70,000	210,000	-	-	-
Phua Bah Lee	214,000	214,000	214,000	-	-	-
Lim Hock Beng	-	150,000	150,000	-	-	-
Options to subscribe for the Company's ordinary shares						
Victor Lo Chung Wing	2,068,000	2,068,000	2,068,000	-	-	-
Leung Pak Chuen	730,000	730,000	730,000	-	-	-
Brian Li Yiu Cheung	650,000	650,000	650,000	-	-	-
Andrew Chuang Siu Leung	720,000	720,000	720,000	-	-	-
Raymond Wong Wai Kan [1]	790,000	790,000	320,000	-	-	-
Lim Ah Doo	490,000	420,000	280,000	-	-	-
Phua Bah Lee	160,000	160,000	160,000	-	-	-
Lim Hock Beng	374,000	224,000	224,000	-	-	-
Interest in Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	3,043,763	4,293,763	4,293,763	70,658,048	70,658,048	70,658,048
Leung Pak Chuen	3,202,581	3,202,581	3,202,581	-	-	-
Brian Li Yiu Cheung	300,000	300,000	300,000	-	-	-
Andrew Chuang Siu Leung	474,500	474,500	474,500	-	-	-
Raymond Wong Wai Kan [1]	1,345,000	1,345,000	1,345,000	445,081	445,081	445,081
Options to subscribe for Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	4,100,000	1,600,000	1,600,000	-	-	-
Brian Li Yiu Cheung	700,000	400,000	400,000	-	-	-
Andrew Chuang Siu Leung	1,125,000	500,000	500,000	-	-	-
Raymond Wong Wai Kan [1]	1,625,000	1,000,000	1,000,000	-	-	-
Interest in CIHL's ordinary shares						
Raymond Wong Wai Kan [1]	229,568	233,363	233,363	-	-	-
Options to subscribe for CIHL's ordinary shares						
Victor Lo Chung Wing	200,000	200,000	200,000	-	-	-

[1] Raymond Wong Wai Kan has resigned as a director of the Company with effect from 1 May 2006.

4. **Directors' receipt and entitlement to contractual benefits**

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in paragraph 5 of this report and in the financial statements.

Certain directors have received remuneration from related corporations in their capacity as directors and/or executives of those related corporations.

5. **Share option schemes**

a) Option schemes of the Company

i) The Company's Executives' Share Option Scheme adopted at an extraordinary general meeting held on 19 September 1996 (the "1996 Scheme") was discontinued and replaced by a new Share Option Scheme 1999 (the "1999 Scheme"), which was adopted at an extraordinary general meeting held on 19 November 1999. All unexercised options under the 1996 Scheme have already expired by 1 August 2004.

ii) The 1999 Scheme is administered by the Remuneration Committee currently comprising Messrs Phua Bah Lee, Lim Ah Doo and Lim Hock Beng. Messrs Victor Lo Chung Wing and Leung Pak Chuen, who are executive directors and have been members of the Remuneration Committee since August 2002, have resigned as members effective 26 May 2006, as recommended by the revised Code of Corporate Governance that will take effect from the Company's Annual General Meeting to be held in 2007.

iii) Movements of the options granted under the 1999 Scheme to subscribe for the Company's ordinary shares are as follows:

	Offer date	Expiry date	Exercise price	Number outstanding at 1 April 2005	Number granted	Number exercised	Number cancelled/ lapsed	Number outstanding at 31 March 2006
No. 1	14 April 2000	13 April 2010	S$0.456	909,000	-	-	(52,000)	857,000
No. 1	14 April 2000	13 April 2005	S$0.456	120,000	-	(120,000)	-	-
No. 2	4 April 2001	3 April 2011	S$0.620	2,434,000	-	(84,000)	(64,000)	2,286,000
No. 2	4 April 2001	3 April 2006	S$0.620	240,000	-	(100,000)	-	140,000
No. 3	14 August 2002	13 August 2012	S$0.550	1,307,000	-	(54,000)	(41,000)	1,212,000
No. 3	14 August 2002	13 August 2007	S$0.550	154,000	-	-	-	154,000
No. 4	15 September 2003	14 September 2013	S$0.880	3,905,000	-	-	(149,000)	3,756,000
No. 4	15 September 2003	14 September 2008	S$0.880	240,000	-	-	-	240,000
No. 5	5 July 2004	4 July 2014	S$1.030	4,839,000	-	-	(259,000)	4,580,000
No. 5	5 July 2004	4 July 2009	S$1.030	270,000	-	-	-	270,000
				14,418,000	-	(358,000)	(565,000)	13,495,000

iv) During the financial year, no option to take up unissued shares of the Company was granted.

5. **Share option schemes** (cont'd)

v) 1) Details of the options granted under the 1996 Scheme to persons who were directors during the financial year are as follows:

Name of director	Aggregate options granted since commencement of scheme to 19 November 1999	Aggregate options exercised since commencement of scheme to 31 March 2006	Aggregate options lapsed since commencement of scheme to 31 March 2006	Aggregate options outstanding at 31 March 2006
Leung Pak Chuen	540,000	(420,000)	(120,000)	-
Brian Li Yiu Cheung	420,000	(320,000)	(100,000)	-
Andrew Chuang Siu Leung	290,000	(210,000)	(80,000)	-
Raymond Wong Wai Kan [1]	290,000	(210,000)	(80,000)	-

2) Details of the options granted under the 1999 Scheme to persons who were directors during the financial year are as follows:

Name of director	Options granted during the financial year ended 31 March 2006	Aggregate options granted since commencement of scheme to 31 March 2006	Aggregate options exercised since commencement of scheme to 31 March 2006	Aggregate options outstanding at 31 March 2006
Victor Lo Chung Wing	-	2,068,000	-	2,068,000
Leung Pak Chuen	-	1,790,000	(1,060,000)	730,000
Brian Li Yiu Cheung	-	1,485,000	(835,000)	650,000
Andrew Chuang Siu Leung	-	720,000	-	720,000
Raymond Wong Wai Kan [1]	-	790,000	-	790,000
Lim Ah Doo	-	490,000	(70,000)	420,000
Phua Bah Lee	-	374,000	(214,000)	160,000
Lim Hock Beng	-	374,000	(150,000)	224,000

[1] Raymond Wong Wai Kan has resigned as a director of the Company with effect from 1 May 2006.

vi) No options were granted to controlling shareholders of the Company and their associates.

vii) No director or employee has received 5 percent or more of the total number of options available under the 1999 Scheme.

viii) No options under the 1999 Scheme were granted to the Gold Peak Group Executive Directors, Non-executive Directors and Executives (the "parent group employees", which excludes the directors and executives of the Company and its subsidiaries as defined in the 1999 Scheme) since the commencement of the 1999 Scheme to 31 March 2006.

ix) The options granted by the Company do not entitle the holders of such options, by virtue of such holding, to any rights to participate in any share issue of any other company.

5. Share option schemes (cont'd)

b) Option scheme of subsidiary, CIHL

i) Movements of the options granted under CIHL Share Option Scheme 1999 to subscribe for CIHL's ordinary shares are as follows:

	Offer date	Expiry date	Exercise price	Number outstanding at 1 April 2005	Number granted	Number exercised	Number cancelled/ lapsed	Number outstanding at 31 March 2006
No. 1	25 May 2000	24 May 2010	S$1.9125	134,000	-	-	(25,000)	109,000
No. 1	25 May 2000	24 May 2010	S$2.0250	442,000	-	(20,000)	(27,000)	395,000
No. 1	25 May 2000	24 May 2005	S$2.2500	150,000	-	(150,000)	-	-
				726,000	-	(170,000)	(52,000)	504,000

ii) The options granted by CIHL do not entitle the holders of such options, by virtue of such holding, to any rights to participate in any share issue of any other company.

c) No option to take up unissued shares of subsidiaries has been granted during the financial year.

d) Save as aforesaid, during the financial year, there were no shares of the Company or any corporation in the Group issued by virtue of the exercise of an option to take up unissued shares.

e) Save as aforesaid, at the end of the financial year, there were no unissued shares of subsidiaries under option.

6. Audit committee

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including a review of the financial statements of the Company and of the Group for the financial year and the auditors' report thereon.

At the date of this report, the Audit Committee comprises the following members, all of whom are independent non-executive directors:

Lim Ah Doo
Phua Bah Lee
Lim Hock Beng

6. Audit committee (cont'd)

The Audit Committee met four times since the last Annual General Meeting. The Audit Committee has reviewed the following:

a) the annual audit plan of the external auditors;

b) the results of the external auditors' examination of the annual financial statements of the Group;

c) the internal audit plans and results of internal audits as well as management's responses to the recommendations of the internal auditor;

d) the Group's quarterly, half-yearly and full year results, the balance sheet of the Company and the consolidated financial statements of the Group before their submission to the Board for approval for public announcements in respect of such results, the auditors' report thereon and related results announcement;

e) the Group's interested person transactions;

f) non-audit services performed by the external auditors to ensure that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before recommending to the Board, subject to shareholders' approval, the re-appointment of the Company's external auditors; and

g) the co-operation and assistance given by the management to the external auditors.

The Audit Committee has full access to and co-operation by management and full discretion to invite any director or executive officer to attend its meetings, and reasonable resources to enable it to discharge its functions properly.

The Audit Committee meetings are held with the internal and external auditors and by invitation, representatives from management.

The Audit Committee has recommended to the Board of Directors that Deloitte & Touche be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

7. Auditors

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

13 June 2006

AUDITORS' REPORT

To the members of GP Industries Limited

We have audited the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of GP Industries Limited for the financial year ended 31 March 2006 set out on pages 34 to 109. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2006 and of the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche
Certified Public Accountants
Singapore

William Lim Choon Hock
Partner
Appointed on 27 August 2003

13 June 2006

CONSOLIDATED PROFIT AND LOSS STATEMENT

	Note	The Group	
		2006 S$'000	2005 S$'000
			Restated
Continuing operations			
Revenue	3	**398,535**	418,856
Cost of sales		**(316,422)**	(331,985)
Gross profit		**82,113**	86,871
Other operating income	4	**22,975**	18,757
Distribution costs		**(35,865)**	(36,967)
Administrative expenses		**(52,123)**	(51,025)
Exchange gain		**79**	6,054
Other operating expenses		**(1,546)**	(1,970)
Profit from continuing operations	5	**15,633**	21,720
Finance costs	6	**(11,865)**	(8,662)
Exceptional items	7	**-**	15,655
Share of results of associates	7	**27,217**	30,275
Profit before taxation from continuing operations		**30,985**	58,988
Income tax expense	8	**(9,666)**	(14,528)
Profit after taxation from continuing operations		**21,319**	44,460
Discontinued operations			
Loss after taxation from discontinued operations	40	**(948)**	(6,118)
Profit for the year		**20,371**	38,342
Attributable to:			
Equity holders of the Company		**19,866**	37,281
Minority interests		**505**	1,061
		20,371	38,342
Basic earnings (loss) per share (cents) from:			
Continuing operations	9	**4.56**	9.16
Discontinued operations	9	**(0.23)**	(1.02)
Total	9	**4.33**	8.14
Fully diluted earnings (loss) per share (cents) from:			
Continuing operations	9	**4.55**	9.10
Discontinued operations	9	**(0.23)**	(1.01)
Total	9	**4.32**	8.09

See accompanying notes to the financial statements.

BALANCE SHEETS

	Note	The Group		The Company	
		2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
			Restated		
Non-current Assets					
Investment properties	10	**-**	63	**-**	-
Property, plant and equipment	11	**55,578**	89,721	**453**	597
Interest in subsidiaries	12	**-**	-	**321,104**	328,490
Interest in associates	13	**249,748**	254,700	**178,657**	177,972
Investment in unquoted equity shares	14	**41,172**	51,415	**-**	-
Non-current receivables	15	**128,241**	146,939	**-**	-
Other investments	16	**12,458**	2,403	**-**	-
Marketable securities	17	**18,818**	29,151	**-**	-
Derivative financial instruments	18	**4,453**	-	**-**	-
Deferred tax assets	29	**3,179**	4,196	**-**	-
Intangible assets	19	**8,380**	10,102	**-**	-
		522,027	588,690	**500,214**	507,059
Current Assets					
Inventories	20	**57,840**	95,063	**-**	-
Receivables and prepayments	21	**176,433**	217,826	**6,485**	1,568
Dividend receivable		**824**	3,020	**27,279**	7,998
Taxation recoverable		**14**	572	**-**	-
Marketable securities	17	**35,458**	49,253	**-**	-
Bank balances, deposits and cash	22	**146,511**	82,630	**1,092**	684
		417,080	448,364	**34,856**	10,250
Current Liabilities					
Trade and other payables	23	**132,359**	159,584	**3,472**	2,444
Obligations under finance leases	24	**689**	825	**-**	36
Income tax payable		**3,675**	5,869	**1,148**	2,055
Amount due to ultimate holding company	25	**4,602**	4,850	**28**	1
Floating rate notes	26	**-**	40,500	**-**	40,500
Bank loans and overdrafts	27	**101,297**	147,099	**48,848**	57,777
		242,622	358,727	**53,496**	102,813
Net Current Assets (Liabilities)		**174,458**	89,637	**(18,640)**	(92,563)
Non-current Liabilities					
Bank loans	28	**214,675**	147,107	**187,342**	142,621
Obligations under finance leases	24	**355**	1,115	**-**	-
Deferred tax liabilities	29	**875**	2,038	**96**	66
Other non-current liabilities		**-**	478	**-**	-
		215,905	150,738	**187,438**	142,687
		480,580	527,589	**294,136**	271,809
Represented by:					
Issued capital	30	**230,378**	91,744	**230,378**	91,744
Reserves		**135,659**	307,466	**63,758**	180,065
Shareholders' funds		**366,037**	399,210	**294,136**	271,809
Minority interests		**114,543**	128,379	**-**	-
		480,580	527,589	**294,136**	271,809

See accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY

	Issued capital S$'000	Share premium S$'000	Capital reserve S$'000	Legal reserve S$'000	Goodwill net of capital reserve on consolidation S$'000	Exchange translation reserve S$'000
The Group						
Balance at 1 April 2004	91,136	137,151	151	1,012	(30,456)	7,130
Prior year adjustments (Note 36)	-	-	-	-	-	492
Effect of adoption of FRS 40 (Note 36)	-	-	-	-	-	-
Balance at 1 April 2004, as restated	91,136	137,151	151	1,012	(30,456)	7,622
Share of reserves of associates, as restated	-	-	7	-	-	(3,550)
Disposal and liquidation of associates	-	-	(76)	-	-	(1,329)
Translation deficit, as restated	-	-	-	-	-	(3,720)
Liquidation of a subsidiary	-	-	-	-	-	(43)
Revaluation deficit	-	-	-	-	-	-
Net income recognised directly in equity	-	-	(69)	-	-	(8,642)
Profit for the year, as restated (Note 36)	-	-	-	-	-	-
Total recognised income and expenses for the year, as restated	-	-	(69)	-	-	(8,642)
Issue of shares under share option schemes, net of expenses	608	1,285	-	-	-	-
Share option expenses, as restated	-	-	-	-	-	-
Transfer to reserve	-	-	-	244	-	-
Acquisition of subsidiaries	-	-	-	-	-	-
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-
Reduction of interest in a subsidiary	-	-	-	-	-	-
Capital contribution by minority interests	-	-	-	-	-	-
Dividends paid (Note 30)	-	-	-	-	-	-
Balance at 31 March 2005, as restated	91,744	138,436	82	1,256	(30,456)	(1,020)
Effect of adoption of FRS 39 (Note 36)	-	-	-	-	-	-
Effect of adoption of FRS 103 (Note 36)	-	-	-	-	33,664	-
Balance at 1 April 2005, as restated	91,744	138,436	82	1,256	3,208	(1,020)
Share of reserves of associates	-	-	166	-	-	(2,888)
Translation deficit	-	-	-	-	-	(12,975)
Disposal of subsidiaries, associates and joint venture	-	-	-	-	-	4,113
Change in fair value of available-for-sale financial assets	-	-	-	-	-	-
Net income recognised directly in equity	-	-	166	-	-	(11,750)
Profit for the year	-	-	-	-	-	-
Total recognised income and expenses for the year	-	-	166	-	-	(11,750)
Issue of shares under share option scheme, net of expenses	72	126	-	-	-	-
Transfer arising from abolition of par value of shares (Note 30)	138,562	(138,562)	-	-	-	-
Share option expenses	-	-	-	-	-	-
Transfer to reserves	-	-	-	788	1,069	-
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-
Capital contribution by minority interests	-	-	-	-	-	-
Increase in share of net assets upon change in interest	-	-	-	-	-	-
Dividends paid (Note 30)	-	-	-	-	-	-
Balance at 31 March 2006	230,378	-	248	2,044	4,277	(12,770)

See accompanying notes to the financial statements.

Attributable to equity holders of the Company							
Investment revaluation reserve S$'000	Available-for-sale financial assets reserve S$'000	Share option reserve S$'000	Other reserves S$'000	Retained profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
15,506	-	-	208	177,345	399,183	5,393	404,576
-	-	192	-	(684)	-	-	-
-	-	-	(208)	2,963	2,755	-	2,755
15,506	-	192	-	179,624	401,938	5,393	407,331
-	-	255	-	-	(3,288)	-	(3,288)
-	-	-	-	-	(1,405)	-	(1,405)
-	-	-	-	-	(3,720)	(1,515)	(5,235)
-	-	-	-	-	(43)	-	(43)
(901)	-	-	-	-	(901)	-	(901)
(901)	-	255	-	-	(9,357)	(1,515)	(10,872)
-	-	-	-	37,281	37,281	1,061	38,342
(901)	-	255	-	37,281	27,924	(454)	27,470
-	-	-	-	-	1,893	-	1,893
-	-	443	-	-	443	-	443
-	-	-	-	(244)	-	-	-
-	-	-	-	-	-	174,667	174,667
-	-	-	-	-	-	(47,448)	(47,448)
-	-	-	-	-	-	528	528
-	-	-	-	-	-	1,867	1,867
-	-	-	-	(32,988)	(32,988)	(6,174)	(39,162)
14,605	-	890	-	183,673	399,210	128,379	527,589
(14,605)	256	-	-	(95)	(14,444)	-	(14,444)
-	-	-	-	(32,885)	779	-	779
-	256	890	-	150,693	385,545	128,379	513,924
-	(2,097)	112	-	-	(4,707)	-	(4,707)
-	-	-	-	-	(12,975)	(2,244)	(15,219)
-	-	-	-	-	4,113	(5,556)	(1,443)
-	(11,460)	-	-	-	(11,460)	(2,442)	(13,902)
-	(13,557)	112	-	-	(25,029)	(10,242)	(35,271)
-	-	-	-	19,866	19,866	505	20,371
-	(13,557)	112	-	19,866	(5,163)	(9,737)	(14,900)
-	-	-	-	-	198	-	198
-	-	-	-	-	-	-	-
-	-	148	-	-	148	-	148
-	-	-	-	(1,857)	-	-	-
-	-	-	-	-	-	(662)	(662)
-	-	-	-	-	-	378	378
-	-	-	-	-	-	70	70
-	-	-	-	(14,691)	(14,691)	(3,885)	(18,576)
-	(13,301)	1,150	-	154,011	366,037	114,543	480,580

STATEMENTS OF CHANGES IN EQUITY (cont'd)

	Issued capital S$'000	Share premium S$'000	Exchange translation reserve S$'000	Share option reserve S$'000	Retained profits S$'000	Total equity S$'000
The Company						
Balance at 1 April 2004	91,136	137,151	(911)	-	27,633	255,009
Prior year adjustments (Note 36)	-	-	911	-	(911)	-
Balance at 1 April 2004, as restated	91,136	137,151	-	-	26,722	255,009
Profit for the year, as restated	-	-	-	-	47,452	47,452
Total recognised income for the year, as restated	-	-	-	-	47,452	47,452
Issue of shares under share option schemes, net of expenses	608	1,285	-	-	-	1,893
Share option expenses, as restated	-	-	-	443	-	443
Dividends paid (Note 30)	-	-	-	-	(32,988)	(32,988)
Balance at 31 March 2005, as restated	91,744	138,436	-	443	41,186	271,809
Profit for the year	-	-	-	-	36,672	36,672
Total recognised income for the year	-	-	-	-	36,672	36,672
Issue of shares under share option scheme, net of expenses	72	126	-	-	-	198
Transfer arising from abolition of par value of shares (Note 30)	138,562	(138,562)	-	-	-	-
Share option expenses	-	-	-	148	-	148
Dividends paid (Note 30)	-	-	-	-	(14,691)	(14,691)
Balance at 31 March 2006	230,378	-	-	591	63,167	294,136

Legal reserve represents that part of the profit after taxation of certain subsidiaries in the People's Republic of China ("PRC") transferred in accordance with local requirements. The legal reserve cannot be distributed or reduced except where approval is obtained from the relevant PRC authority to apply the amount either in setting off accumulated losses or increasing capital.

See accompanying notes to the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	2006 S$'000	2005 S$'000 Restated
Cash flows from operating activities		
Profit before taxation from continuing operations	**30,985**	58,988
Profit (Loss) before taxation from discontinued operations	**169**	(4,664)
Profit before taxation	**31,154**	54,324
Adjustments for:		
Share of results of associates	**(27,217)**	(30,409)
Amortisation of intangible assets	**2,390**	2,164
Depreciation of property, plant and equipment	**13,700**	15,979
Interest expense	**13,533**	10,143
Interest income	**(12,946)**	(8,684)
Loss (Gain) on disposal and write-off of investment properties, property, plant and equipment, net	**652**	(773)
Loss on dilution of interest in an associate	**31**	-
Loss on dilution of interest in a subsidiary	**70**	-
(Gain) Loss on liquidation of a subsidiary	**(44)**	10
Gain on liquidation of an associate	**-**	(54)
Gain in fair value of derivative financial instruments	**(4,412)**	-
Negative goodwill from acquisition of a subsidiary	**(171)**	-
Negative goodwill from additional investment in a subsidiary	**(150)**	-
Allowance for impairment of intangible assets and property, plant and equipment	**635**	-
(Write-back) Allowance for impairment in value of other investments and associates	**(1,244)**	977
CIH Limited ("CIHL")'s net exceptional gain relating to its transactions with Schneider Electric SA ("Schneider")	**(5,725)**	(619)
Share option expenses	**148**	443
Gain on disposal of associates	**-**	(9,203)
Gain in carrying value of marketable securities	**-**	(7,429)
Operating profit before movements in working capital	**10,404**	26,869
Inventories	**9,113**	(175)
Receivables and prepayments	**(27,128)**	57,113
Trade and other payables	**20,551**	(55,596)
Amount due to ultimate holding company	**(204)**	2,547
Other non-current liabilities	**-**	(877)
Cash generated from operations	**12,736**	29,881
Income tax paid	**(6,443)**	(4,790)
Interest paid	**(13,603)**	(10,143)
Interest received	**2,752**	8,684
Net cash (used in) generated from operating activities	**(4,558)**	23,632

See accompanying notes to the financial statements.

	2006 S$'000	2005 S$'000 Restated
Cash flows from investing activities		
Purchase of property, plant and equipment (note a)	**(15,466)**	(22,578)
Acquisition of subsidiaries, net of cash paid (note b)	**78**	170,988
Payment for additional interests in subsidiaries	**(3,045)**	(48,400)
Acquisition of and additional investments in associates	**(1,646)**	(4,380)
Proceeds from disposal of joint venture, net of cash disposed (note c)	**71,004**	-
Investment in marketable securities	**(55)**	-
Amount due from associates	**105**	1,418
Dividends received from associates	**14,811**	23,819
Payment for intangible assets	**(8,387)**	(1,499)
Payment for other investments	**-**	(2,205)
Proceeds from disposal of investment properties, property, plant and equipment	**10,635**	7,453
Liquidation of a subsidiary (note d)	**(2)**	92
Proceeds from disposal of associates, net of expenses paid	**-**	16,550
Consideration received by CIHL from transactions with Schneider	**-**	19,048
Net cash generated from investing activities	**68,032**	160,306
Cash flows from financing activities		
Drawdown of long-term bank loans	**117,714**	105,421
Repayment of long-term bank loans	**(36,659)**	(125,634)
Repayment of short-term bank loans, net	**(22,009)**	(14,966)
Redemption of floating and fixed rate notes	**(40,500)**	(50,000)
Proceeds from issue of new shares, net of expenses	**198**	1,893
Obligations under finance leases	**(786)**	(689)
Dividends paid	**(14,691)**	(32,988)
Dividends paid to minority shareholders	**(3,885)**	(6,174)
Capital contributions from minority shareholders	**378**	1,867
Non-current receivables	**-**	(9,300)
Net cash used in financing activities	**(240)**	(130,570)
Currency realignment	**2,703**	(5,821)
Net increase in cash and cash equivalent	**65,937**	47,547
Cash at beginning of financial year	**79,691**	32,144
Cash at end of financial year	**145,628**	79,691
Cash at end of financial year comprises:		
Bank balances, deposits and cash (Note 22)	**146,511**	82,630
Less: Bank overdrafts (Note 27)	**(883)**	(2,939)
	145,628	79,691

See accompanying notes to the financial statements.

Note (a):
During the financial year, the Group acquired property, plant and equipment with an aggregate cost of S$15,507,000 (2005 : S$24,814,000) of which S$41,000 (2005 : S$2,236,000) was acquired under finance leases.

Note (b):
Summary of the effects of acquisition of a subsidiary

The fair values of identifiable assets and liabilities of a subsidiary acquired, as at the effective date of acquisition, were as follows:

	2006 S$'000
Receivables and prepayments	1,010
Bank balances, deposits and cash	78
Trade and other payables	(404)
Net identifiable assets acquired	684
Negative goodwill from acquisition of a subsidiary	(171)
Total cash paid on acquisition	513
Less: Deposit for investment in a subsidiary	(513)
Less: Bank balances, deposits and cash of a subsidiary acquired	(78)
Cash inflow from acquisition of a subsidiary, net of cash paid	(78)

See accompanying notes to the financial statements.

Note (c):
Summary of the effects of disposal of joint venture (Note 40)

The Group's share of carrying fair values of identifiable assets disposed and liabilities discharged were as follows:

	2006 S$'000
Property, plant and equipment	(19,599)
Other investments	(4)
Deferred tax assets	(322)
Goodwill	(3,436)
Other intangible assets	(7,654)
Inventories	(26,448)
Receivables and prepayments	(67,621)
Taxation recoverable	(466)
Bank balances, deposits and cash	(20,051)
Trade and other payables	41,983
Obligations under finance leases – current and non-current	130
Income tax payable	2,214
Bank loans and overdrafts – current and non-current	34,376
Deferred tax liabilities	324
Other non-current liabilities	465
Minority interests	5,556
Fair value adjustments to joint venture's net assets	(17,790)
Net identifiable assets disposed	(78,343)
Gain on disposal of joint venture	(17,505)
Total consideration	(95,848)
Less: Deferred consideration	4,793
Less: Bank balances, deposits and cash of joint venture disposed	20,051
Cash inflow from disposal of joint venture, net of cash disposed	(71,004)

Note (d):
Summary of the effects of liquidation of a subsidiary

The fair values of identifiable liabilities discharged were as follows:

	2006 S$'000
Trade and other payables	45
Adjustment to exchange translation reserve	1
Gain on liquidation of a subsidiary	(44)
Cash outflow from liquidation of a subsidiary	2

See accompanying notes to the financial statements.

1. General

The Company (Registration No. 199502128C) is incorporated in the Republic of Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The Company's registered office and principal place of business is at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192. The financial statements are expressed in Singapore dollars.

The principal activities of the Company comprise those of an investment holding company and regional headquarters of the Group.

The principal activities of the Group's significant subsidiaries, significant associates and joint venture (which is presented as discontinued operations) are disclosed in Notes 41, 42 and 40 to the financial statements, respectively.

The consolidated financial statements of the Group and balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2006 were authorised for issue by the Board of Directors on 13 June 2006.

2. Summary of significant accounting policies

Basis of Accounting

The financial statements are prepared in accordance with the historical cost convention, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards ("FRS").

During the financial year, the Group has adopted all the new and revised FRSs and Interpretations of FRS ("INT FRS") issued by the Council on Corporate Disclosure and Governance that are relevant to its operations and effective for annual periods beginning on or after 1 January 2005. The adoption of these new/revised FRSs has no material effect on the financial statements except as disclosed in Note 36.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company made up to 31 March each year. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries, including joint venture which is accounted for by proportionate consolidation, acquired or disposed during the financial year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies into line with those used by other members of the Group.

All material inter-company transactions, balances, income and expenses are eliminated on consolidation.

2. Summary of significant accounting policies (cont'd)

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover its share of those losses.

A joint venture is an entity in which the Group has a long-term equity interest and in whose management the Group participates directly on an equal basis (i.e. joint control) with its joint venture partners. The financial results, assets and liabilities of the joint venture have been incorporated in the consolidated financial statements on a proportionate consolidation basis.

In the Company's financial statements, investments in subsidiaries and associates are carried at cost less any impairment in net recoverable value that has been recognised in the profit and loss statement.

Business Combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under FRS 103 – *Business Combinations* ("FRS 103") are recognised at their fair values at the acquisition date, except for non-current assets (or disposal group) that are classified as held for sale in accordance with FRS 105 – *Non-Current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Foreign Currency Transactions

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the balance sheet of the Company are presented in Singapore dollars, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

2. Summary of significant accounting policies (cont'd)

Foreign Currency Translation

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in Singapore dollars using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities), and of borrowings and other currency instruments designated as hedges of such investments, are taken to the exchange translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time proportionate basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Management fee income is recognised when services are rendered.

Engineering development fee income is recognised when development services are rendered.

Research Expenditure

Research expenditure is charged to the profit and loss statement in the year in which it is incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

2. Summary of significant accounting policies (cont'd)

Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Borrowing Costs

Borrowing costs are recognised in the profit and loss statement in the period in which they are incurred.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the profit and loss statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2. Summary of significant accounting policies (cont'd)

Discontinued Operations

A discontinued operation is a component of the Group's business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Investment in Unquoted Equity Shares, Other Investments and Marketable Securities

The classification of investments is dependant on the purpose of holding the investments. The Group's investment in unquoted equity shares, other investments and marketable securities have been designated as available-for-sale financial assets with effect from 1 April 2005 (Notes 14, 16, 17 and 36).

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs.

Available-for-sale financial assets are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until such investments are disposed of or are determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for the period. Impairment losses recognised in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss. The fair values of the available-for-sale financial assets that are quoted in an active market are determined based on the published price quotations at the balance sheet date. The fair values of the available-for-sale financial assets that are not quoted in an active market and whose fair values cannot be reliably measured are carried at cost less impairment.

Prior to 1 April 2005, at each balance sheet date, investment in unquoted equity shares and other investments held for long-term purposes were stated at cost less impairment losses recognised, if any, and marketable securities were stated at fair values derived from professional valuation on an individual investment basis. Changes in carrying value of the marketable securities classified as current investments were recorded in the profit and loss statement. Increase in carrying value of the marketable securities classified as long-term investments were credited to a revaluation reserve and any subsequent write-down in carrying value of the same investment was reversed from such reserve and any further deficit was charged to the profit and loss statement.

Trade and Other Receivables

Trade and other receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the profit and loss statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

2. Summary of significant accounting policies (cont'd)

Bank Balances, Deposits and Cash

Bank balances, deposits and cash comprise cash on hand and at bank and fixed deposits and are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Bank borrowings and floating rate notes

Interest-bearing bank loans, bank overdrafts and floating rate notes are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs.

Trade and other payables

Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments to mitigate the financial impact associated with foreign currency and interest rate fluctuations relating to certain forecasted transactions.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss (Notes 18, 23 and 36).

Investment Properties

The Group has early adopted FRS 40 – *Investment Property* ("FRS 40") effective 1 April 2004. Investment properties refer to land or building, or part of a building, or both, held to earn rentals or for capital appreciation or both. Investment properties are measured initially at cost and measured subsequently at fair values at the balance sheet date. A gain or loss arising from changes in the fair value of an investment property is recognised in profit and loss for the period in which it arises. Adoption of FRS 40 has been applied prospectively in last year's financial statements.

2. Summary of significant accounting policies (cont'd)

The fair values of the Group's investment properties are determined by registered independent appraisers having appropriate recognised professional qualifications and adequate experience in the location and category of the property being valued. Fair values are determined having regard to the existing use of the property, recent market transactions for similar properties in the same location as of the property being valued and capitalisation of the net rental incomes with due allowance for reversionary income potential. Where independent appraisals are not sought, fair values are determined having regard to recent market transactions for similar properties in the same location of the property being valued.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Construction in progress comprises material and all other cost incurred in relation to the construction. On completion, they are identified for transfer to specific categories of property, plant and equipment.

Depreciation

Depreciation is charged to write off the cost of property, plant and equipment over their estimated useful lives using the straight-line method as follows:

Category of property, plant and equipment	Depreciation rates per annum
Leasehold improvements	- 10% to 33⅓%
Furniture, fixtures and equipment	- 5% to 25%
Machinery and equipment	- 10% to 33⅓%
Motor vehicles	- 15% to 33⅓%
Moulds and tools	- 20% to 50%

Freehold land and construction in progress are not depreciated.

Leasehold land is depreciated over the period of the leases using the straight-line method.

Freehold buildings are depreciated over their estimated useful lives at 2% per annum using the straight-line method.

Leasehold buildings are depreciated over their estimated useful lives at 2% to 5% per annum using the straight-line method.

Fully depreciated assets still in use are retained in the financial statements.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss statement.

2. Summary of significant accounting policies (cont'd)

Interest in Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are not recognised.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the consolidated profit and loss statement.

Where a Group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies into line with those used by other members of the Group.

Intangible Assets

<u>*Goodwill*</u>

FRS 103 has been adopted for business combination with effect from 1 April 2005. Goodwill arising on the acquisition of a subsidiary or joint venture represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or joint venture recognised at the date of acquisition. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the consolidated profit and loss statement. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

2. Summary of significant accounting policies (cont'd)

On disposal of a subsidiary or a joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group's policy for goodwill arising on the acquisition of an associate is described under "Interest in Associates" above.

Prior to 1 April 2005, goodwill arising on consolidation represented the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or joint venture at the date of acquisition. Goodwill was recognised as an asset and amortised on a straight-line basis over its estimated useful life of not more than twenty years.

Prior to 1 April 2001, goodwill arising on consolidation was dealt with in the reserves. On disposal of a subsidiary or an associate, the attributable amount of goodwill previously dealt with in the reserves would not be included in the determination of the profit or loss on disposal and would be transferred to retained profits. On 1 April 2005, the opening balance of this reserve has been adjusted against the opening retained profits upon the adoption of FRS 103 (Note 36).

Negative Goodwill

FRS 103 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in the profit or loss statement. FRS 103 prohibits the recognition of negative goodwill in the balance sheet.

Prior to 1 April 2005, negative goodwill represented the excess of fair value of the Group's share of the net assets acquired over the cost of acquisition and was presented in the same balance sheet classification as goodwill. Negative goodwill in excess of the fair value of those assets was recognised in the profit and loss statement immediately. To the extent that negative goodwill related to expectations of future losses and expenses that could be reliably measured, but did not represent identifiable liabilities, the portion of negative goodwill was recognised in the profit and loss statement when the future losses and expenses were incurred. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, was recognised in the profit and loss statement over the remaining weighted average useful lives of those assets.

Prior to 1 April 2001, negative goodwill was dealt with in the reserves. On disposal of a subsidiary or an associate, the attributable amount of negative goodwill previously dealt with in the reserves would not be included in the determination of the profit or loss on disposal and would be transferred to retained profits. On 1 April 2005, the opening balance of this reserve has been adjusted against the opening retained profits upon the adoption of FRS 103 (Note 36).

Deferred Expenditure

Deferred expenditure represents the cost of acquiring the right of technical know-how for the production of new products and expenditure incurred on the development of new products the commercial value of which is reasonably certain. The cost is amortised, using the straight-line method, over a period of five years from the date of acquisition.

2. **Summary of significant accounting policies** (cont'd)

Trademark

The cost of acquiring rights to a trademark licence for the marketing and manufacturing of new products is amortised, using the straight-line method, over the shorter of the period of the licence and twenty years.

Patent Right

Patent right is measured initially at purchase cost and is amortised, using the straight-line method, over five years after commencing the commercial use.

Corporate Club Membership

Investment in corporate club membership is held for long-term and is stated at cost less any impairment in net recoverable value.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and where applicable, direct labour costs and overheads that have been incurred in bringing the inventories to their present location and condition calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as Lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

The Group as Lessee

Assets held under finance leases are recognised as assets of the Group at their fair values at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The finance charges are charged directly to profit or loss statement.

Rentals payable under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the relevant leases.

Impairment of Tangible and Intangible Assets Excluding Goodwill

At each balance sheet date, the Group and the Company review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group and the Company estimate the recoverable amount of the cash-generating unit to which the asset belongs.

2. Summary of significant accounting policies (cont'd)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The extent of impairment was based on the net realisable value for those assets which are not expected to be further deployed in operational use, while the estimates of value in use calculation for those assets which remain in operational use have been adjusted to reflect the current level of business activities.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Share-based Payments

The Company issues options to eligible grantees to subscribe for ordinary shares in the Company. A subsidiary and an associate also issue options to its respective eligible grantees to subscribe for ordinary shares in the respective entity. Such options are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of offer. The fair value determined at the offer date of the options is expended on a straight-line basis over the vesting period, based on the estimated number of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted for the estimated effects of non-transferability, exercise restrictions and behavioural considerations (Notes 30 and 36).

3. Revenue

	The Group	
	2006	2005
	S$'000	S$'000
Product sales	**398,535**	418,856

4. Other operating income

	The Group	
	2006 **S$'000**	2005 S$'000
Commission income	**51**	126
Dividend income from marketable securities, gross	**1,798**	4,748
Engineering development fee income	**1,142**	1,449
Interest income:		
Associates	**74**	91
Banks	**1,600**	2,096
Non-current receivables	**8,395**	3,462
Joint venture	**-**	91
A former associate	**59**	-
Third parties	**2,618**	2,589
(Loss) Gain on disposal of property, plant and equipment	**(135)**	1,111
Loss on dilution of interests in an associate and a subsidiary	**(101)**	-
Management fee income:		
Associates	**372**	686
Related parties	**77**	77
Negative goodwill from acquisition of and additional investment in subsidiaries	**321**	-
Operating lease income	**212**	328
Patent income	**1,251**	-
Recovery of receivables	**1,668**	-
Tooling income	**472**	419
Others	**3,101**	1,484
	22,975	18,757

5. Profit from continuing operations

	The Group	
	2006 **S$'000**	2005 S$'000 Restated
Amortisation of intangible assets	**1,656**	1,347
Depreciation of property, plant and equipment	**10,548**	11,888
Directors' remuneration:		
Fees	**140**	125
Other emoluments	**3,111**	3,537
Staff costs (excluding directors' remuneration)	**58,416**	60,243
Cost of defined contribution plans included in staff costs and directors' remuneration	**2,599**	3,202
Auditors' remuneration:		
Payable to auditors of the Company		
Audit services:		
- Current year	**234**	213
- Under-provision in prior year	**94**	4
Non-audit services	**26**	53
Payable to other auditors		
Audit services:		
- Current year	**663**	787
- Under-provision in prior year	**72**	30
Non-audit services	**159**	298
Allowance and write-off for inventories, net of write-back	**889**	4,276
Cost of inventories recognised as expense	**302,496**	319,988
Property, plant and equipment written off	**287**	294
Foreign exchange gain, net	**(79)**	(6,054)
Research expenditure	**12,132**	11,336

6. Finance costs

	The Group	
	2006 **S$'000**	2005 S$'000
Interests on:		
Bank loans, overdrafts and bills payable	**11,004**	7,624
Finance leases	**67**	26
Fixed and floating rate notes	**794**	1,012
	11,865	8,662

7. Exceptional items

	The Group	
	2006 S$'000	2005 S$'000
Gain on disposal of associates	-	9,203
Allowance for impairment in value of other investments	-	(894)
Allowance for impairment in investment in an associate	-	(83)
Gain in carrying value of marketable securities classified as current investments	-	7,429
	-	15,655

The Group's share of results of associates includes the following Group's share of associates' exceptional (loss) gain:

	The Group	
	2006 S$'000	2005 S$'000
Share of GP Batteries International Limited's:		
i) Fees and expenses incurred for settlement of certain prior years' disputed tax assessment raised on one of its subsidiaries	**(1,019)**	-
ii) Cost relating to closing down and relocation of production facilities	**(3,796)**	-
iii) Losses in relation to temporary cessation of operations of one of its associates due to damages by fire	**(656)**	-
iv) Allowance for advances to an associate and guarantee issued	-	(9,304)
v) Expenses relating to its Cadmium issue in Huizhou, China	-	(3,019)
vi) Revaluation gain on investments	-	4,111
vii) Revaluation gain on investment properties	-	1,595
	(5,471)	(6,617)

8. Income tax expense

	The Group	
	2006 S$'000	2005 S$'000
Current taxation:		
Provision for Singapore taxation in respect of profit for the financial year	**188**	174
Foreign tax charged on profits arising outside Singapore	**3,377**	4,367
Under (Over)-provision in respect of previous years	**1,864**	(431)
Withholding tax on overseas income	**531**	1,059
Deferred taxation:		
Write-back	**(705)**	(105)
Share of taxation of associates	**4,411**	9,464
	9,666	14,528
Taxation from:		
Continuing operations	**9,666**	14,528
Discontinued operations (Note 40)	**1,117**	1,454
	10,783	15,982

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 20% (2005 : 20%) to profit before income tax as a result of the following differences:

	The Group	
	2006 S$'000	2005 S$'000 Restated
Income tax expense at statutory tax rate	**6,231**	10,865
Effect of different tax rate of overseas operations	**799**	44
Effect of changes in tax rates	**-**	(11)
Income not subject to tax	**(15,069)**	(11,908)
Expenses not deductible for tax purposes	**12,180**	7,467
Deferred tax assets not recognised	**6,088**	7,384
Recognition of previously unrecognised deferred tax assets	**(695)**	(2,129)
Under-provision in prior years, including those of associates	**755**	3,545
Withholding tax	**531**	1,059
Others	**(37)**	(334)
Total income tax expense at effective rates	**10,783**	15,982

9. Earnings per share

The following data are used in computing basic and fully diluted earnings per share disclosed in the profit and loss statement.

a) Earnings

	The Group	
	2006 S$'000	2005 S$'000 Restated
Profit (Loss) attributable to equity holders of the Company from:		
Continuing operations	**20,922**	41,920
Discontinued operations	**(1,056)**	(4,639)
	19,866	37,281

b) Number of shares

	Group and Company	
	2006	2005
Weighted average number of ordinary shares used in calculating basic earnings per share	**459,068,484**	457,721,145
Adjustment for potentially dilutive ordinary shares	**1,225,699**	2,884,924
Weighted average number of ordinary shares used in calculating diluted earnings per share, adjusted for the effects of all dilutive potential ordinary shares	**460,294,183**	460,606,069

10. Investment properties

	The Group	
	2006 S$'000	2005 S$'000
Balance at beginning of the financial year, at fair value	**63**	355
Currency realignment	**1**	(7)
Disposals	**(64)**	(285)
Balance at end of the financial year, at fair value	**-**	63

11. Property, plant and equipment

The Group

	Freehold land and building S$'000	Leasehold land and buildings S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Construction in progress S$'000	Total S$'000
Cost:									
At 1 April 2005	7,174	48,567	13,282	25,494	55,672	4,147	13,173	750	168,259
Currency realignment	(298)	(574)	(173)	(896)	(936)	(32)	(808)	39	(3,678)
Additions	-	231	1,349	2,295	6,721	197	1,926	2,788	15,507
Reclassifications	-	3,245	(86)	840	1,355	(7)	(2,026)	(3,321)	-
Disposals and write-offs	(3,058)	(12,643)	(792)	(1,277)	(4,562)	(215)	(1,944)	(236)	(24,727)
Disposal of joint venture	-	(9,855)	(1,198)	(5,941)	(21,631)	(1,226)	(873)	(20)	(40,744)
At 31 March 2006	3,818	28,971	12,382	20,515	36,619	2,864	9,448	-	114,617
Accumulated depreciation:									
At 1 April 2005	767	7,331	8,791	15,152	31,116	2,533	7,454	-	73,144
Currency realignment	(61)	(64)	(116)	(685)	(563)	(28)	(619)	-	(2,136)
Charge for the year	63	1,286	1,447	4,090	4,740	478	1,596	-	13,700
Reclassifications	-	(4)	(80)	227	781	(6)	(918)	-	-
Eliminated on disposals and write-offs	(115)	(1,773)	(659)	(648)	(3,129)	(186)	(205)	-	(6,715)
Eliminated on disposal of joint venture	-	(2,940)	(682)	(3,628)	(12,416)	(761)	(438)	-	(20,865)
At 31 March 2006	654	3,836	8,701	14,508	20,529	2,030	6,870	-	57,128
Accumulated impairment loss:									
At 1 April 2005	1,340	3,999	-	-	-	-	55	-	5,394
Currency realignment	44	(14)	(2)	(3)	(8)	(1)	-	-	16
Charge for the year	-	22	313	368	950	53	180	-	1,886
Eliminated on disposal of joint venture	-	(22)	-	-	(204)	-	(54)	-	(280)
Eliminated on disposals	(1,384)	(3,718)	-	-	-	-	(3)	-	(5,105)
At 31 March 2006	-	267	311	365	738	52	178	-	1,911
Net book value:									
At 31 March 2006	3,164	24,868	3,370	5,642	15,352	782	2,400	-	55,578

11. Property, plant and equipment (cont'd)

The Group

	Freehold land and building S$'000	Leasehold land and buildings S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Construction in progress S$'000	Total S$'000
Cost:									
At 1 April 2004	4,149	5,098	9,761	14,680	35,744	2,335	7,290	21,221	100,278
Currency realignment	(30)	(924)	(168)	(213)	(1,152)	145	176	(402)	(2,568)
Acquisition of subsidiaries	3,046	26,452	2,827	6,915	21,020	1,696	5,603	4,775	72,334
Additions	9	88	1,522	7,627	10,344	580	3,597	1,047	24,814
Reclassifications	-	21,021	(8)	86	108	(43)	(27)	(21,137)	-
Disposals and write-offs	-	(3,168)	(372)	(3,203)	(9,603)	(548)	(3,466)	(4,754)	(25,114)
Liquidation of a subsidiary	-	-	(280)	(398)	(789)	(18)	-	-	(1,485)
At 31 March 2005	7,174	48,567	13,282	25,494	55,672	4,147	13,173	750	168,259
Accumulated depreciation:									
At 1 April 2004	606	1,805	6,759	10,047	22,808	1,433	4,430	-	47,888
Currency realignment	6	(192)	(95)	(141)	(696)	7	129	-	(982)
Acquisition of subsidiaries	84	4,912	1,052	4,026	12,395	883	3,924	-	27,276
Charge for the year	71	1,319	1,628	4,267	5,780	613	2,301	-	15,979
Eliminated on disposals and write-offs	-	(513)	(273)	(2,816)	(8,822)	(395)	(3,330)	-	(16,149)
Eliminated on liquidation of a subsidiary	-	-	(280)	(231)	(349)	(8)	-	-	(868)
At 31 March 2005	767	7,331	8,791	15,152	31,116	2,533	7,454	-	73,144
Accumulated impairment loss:									
At 1 April 2004	-	-	-	-	-	-	-	-	-
Currency realignment	11	(132)	-	-	-	-	-	14	(107)
Acquisition of subsidiaries	-	4,131	-	-	-	-	-	2,358	6,489
Charge for the year	1,329	-	-	-	-	-	55	-	1,384
Eliminated on disposals	-	-	-	-	-	-	-	(2,372)	(2,372)
At 31 March 2005	1,340	3,999	-	-	-	-	55	-	5,394
Net book value:									
At 31 March 2005	5,067	37,237	4,491	10,342	24,556	1,614	5,664	750	89,721

Depreciation charge from continuing and discontinued operations are S$10,548,000 (2005 : S$11,888,000) and S$3,152,000 (2005 : S$4,091,000) respectively.

Impairment loss of S$1,886,000 (2005 : S$1,384,000) for the financial year is from the discontinued operations, of which S$227,000 (2005 : Nil) is included in net expenses and S$1,659,000 (2005 : S$1,384,000) is included in the cost of restructuring of operations under exceptional items (Note 40).

11. Property, plant and equipment (cont'd)

The Company

	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Total S$'000
Cost:					
At 1 April 2005	260	1,765	375	379	2,779
Additions	3	27	-	-	30
At 31 March 2006	263	1,792	375	379	2,809
Accumulated depreciation:					
At 1 April 2005	146	1,477	373	186	2,182
Charge for the year	32	79	1	62	174
At 31 March 2006	178	1,556	374	248	2,356
Net book value:					
At 31 March 2006	85	236	1	131	453
Cost:					
At 1 April 2004	260	1,764	375	379	2,778
Additions	-	10	-	-	10
Disposals and write-offs	-	(9)	-	-	(9)
At 31 March 2005	260	1,765	375	379	2,779
Accumulated depreciation:					
At 1 April 2004	114	1,359	372	124	1,969
Charge for the year	32	127	1	62	222
Eliminated on disposals and write-offs	-	(9)	-	-	(9)
At 31 March 2005	146	1,477	373	186	2,182
Net book value:					
At 31 March 2005	114	288	2	193	597

11. Property, plant and equipment (cont'd)

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Net book value of machinery and equipment and motor vehicle held under finance leases	**1,720**	2,250	**-**	83
Net book value of leasehold land and buildings pledged under mortgage loan facilities	**2,192**	2,264	**-**	-

Particulars of the properties owned by the Company and its subsidiaries included in land and buildings are as follows:

Location	Description	Tenure
Electronics Division		
Hong Kong		
Flat A, 28/F, Block 2, Greenknoll Court, 382 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	A 53-square metre residential flat	50 years from 1997
Unit 2, 18/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 344-square metre warehouse	50 years from 1997
China		
No. 9, Le Jin West Road, Zhongkai Hi-Tech Industrial Development Zone, Huizhou City, Guangdong, China	Factory building for manufacturing plant, warehouse and office with built-in area of 44,474 square metres built on a 147,266-square metre industrial land	50 years from 2001
Block A and B, 28 Daling Road, Shang Pai, Huizhou City, Guangdong, China	Two residential buildings with total built-in area of approximately 7,305 square metres	20 years from 1991
Flat 1207 and 1208, Tien Di Building, 3046 Bao An South Road, Shenzhen, China	Two residential flats of approximately 190 square metres	50 years from 1991

11. Property, plant and equipment (cont'd)

Location	Description	Tenure
United Kingdom		
Ecclestone Road, Tovil, Maidstone, Kent ME15 6QP, England	Factory building for manufacturing plant, warehouse and office with built-in area of 3,090 square metres	Freehold
Electrical Division		
Hong Kong		
Lot No. 36, Unit A, 6/F, Sing Mei Ind. Bldg, 27-31 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong	A 610-square metre office and warehouse	50 years from 1997
Lot No. 36, Unit B, 6/F, Sing Mei Ind. Bldg, 27-31 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong	A 610-square metre office and warehouse	50 years from 1997
China		
Unit 3C, Parkview Tower III, 9 Nongzhan South Road, Chao Yang District, Beijing, China	A 201-square metre residential flat	70 years from 1993
United Kingdom		
Flat 9, Washington House, 20 Basil Street, London SW3, England	A 177-square metre residential flat	72 years and 6 months from 1980

12. Interest in subsidiaries

	The Company	
	2006	2005
	S$'000	S$'000
Quoted equity shares, at cost	**193,197**	189,745
Unquoted equity shares, at cost	**104,641**	98,312
	297,838	288,057
Loans to subsidiaries	**23,266**	23,518
Due from subsidiaries – non-trade	-	16,915
	321,104	328,490
Market value of quoted equity shares at 31 March	**200,025**	233,021

Particulars of the significant subsidiaries are set out in Note 41 to the financial statements.

At 31 March 2006, loans to subsidiaries include interest-free loans amounting to S$3,030,000 which form part of the Company's net investment in the subsidiaries. These amounts are unsecured and settlement is neither planned nor likely to occur in the foreseeable future. The remaining loans of S$20,236,000 are interest bearing at interest rates ranging from 3.31% to 5.83% per annum. These amounts are unsecured and approximate their respective fair values.

At 31 March 2005, the loans and amounts due from subsidiaries were unsecured, non-interest bearing and not expected to be repaid within the next twelve months except for an amount of approximately S$29,173,000 bearing interest at interest rates ranging from 2.00% to 6.24% per annum.

The loans and amounts due from subsidiaries that are not denominated in functional currency of the Company are as follows:

	The Company	
	2006	2005
	S$'000	S$'000
United States dollar	-	12,167
Hong Kong dollar	**19,466**	21,263
Sterling pound	-	7,977

13. Interest in associates

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Quoted equity shares, at cost	**141,579**	141,579	**138,713**	138,713
Unquoted equity shares, at cost	**38,967**	43,249	**40,081**	39,396
	180,546	184,828	**178,794**	178,109
Share of post-acquisition reserves of associates	**70,328**	73,371	**-**	-
Goodwill	**-**	4,225	**-**	-
Allowance for impairment loss	**(1,126)**	(5,119)	**(137)**	(137)
Due to associates – non-trade	**-**	(2,605)	**-**	-
	249,748	254,700	**178,657**	177,972
Market value of quoted equity shares at 31 March	**92,392**	97,763	**92,392**	97,763

Particulars of the significant associates are set out in Note 42 to the financial statements. At 31 March 2005, the amounts due to associates were unsecured, non-interest bearing and not expected to be repaid within the next twelve months.

Summarised financial information in respect of the Group's associates is set out below:

	2006 S$'000	2005 S$'000
Total assets	**1,533,049**	1,724,170
Total liabilities	**(843,650)**	(1,015,331)
Net assets	**689,399**	708,839
Revenue	**1,851,415**	1,945,906
Profit for the year	**92,827**	101,685

The amount of current year unrecognised losses of associates of the Group is S$961,000 (2005 : S$678,000) because the Group's share of losses has exceeded its interest in the associates. At 31 March 2006, accumulated losses not recognised are S$2,329,000 (2005 : S$1,368,000).

14. Investment in unquoted equity shares

	The Group	
	2006 S$'000	2005 S$'000
Investment in unquoted equity shares	**27,254**	36,181
Shareholder's loans	**23,196**	25,390
	50,450	61,571
Allowance for impairment loss	**(9,278)**	(10,156)
	41,172	51,415

The investment represents CIH Limited ("CIHL")'s 19% interest in Gerard Corporation Pty Ltd ("Gerard Corporation"). Gerard Corporation is incorporated in Australia. The principal activities of the Gerard Corporation group of companies are manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

The investment has been designated as available-for-sale financial assets upon the adoption of FRS 39 with effect from 1 April 2005.

The shareholder's loans form part of the Group's net investment in Gerard Corporation. These loans are unsecured and settlement is neither planned nor likely to occur in the foreseeable future.

15. Non-current receivables

	The Group	
	2006 S$'000	2005 S$'000
Secured non-current receivables:		
Amount receivable relating to divestment of interest in Gerard Corporation (note a)	**52,465**	60,601
Unsecured non-current receivables:		
Advances to trade associates (note b)	**7,024**	7,404
Allowance for impairment for advances to trade associates (note b)	**(3,544)**	-
	3,480	7,404
Amount retained for CIHL's divestment in 2003 (note c)	**66,207**	69,213
Amount receivable from an independent third party	**-**	2,554
Shareholder's loan to Gerard Corporation (note d)	**6,089**	6,665
Others	**-**	502
	75,776	86,338
	128,241	146,939

15. Non-current receivables (cont'd)

Note:

a) During the financial year ended 31 March 2005, CIHL divested 21% of its interest in Gerard Corporation. In 2003, CIHL also divested a 12.387% interest in Gerard Corporation. The proceeds from these disposals are receivable by instalments, secured over the debtors' 34.33% interest in Gerard Corporation and interest bearing at 1.5% above the Australian bank bills swap reference average buying rate for bank bills of 180 days. The amount due after 31 March 2007 is receivable by three instalments with the final instalment due in 2009. The amount due before 31 March 2007 is included under receivables and prepayments (Note 21).

b) These advances were made by CIHL for expanding its light fittings business and facilitating selling and distribution of its products. S$3,480,000 (2005 : S$3,809,000) of the advances is interest bearing at commercial rate. Allowance for impairment has been made for the balance of the advances during the financial year.

c) In 2003, CIHL disposed of its electrical wiring devices and installation systems ("EWDIS") business held by Gerard Industries (No 3) Pty Ltd ("Gerard Industries") in Australia. Part of the proceeds from disposal and the related interest receivable are to be retained for a period of four years from 22 December 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the sale and purchase agreement. The amount bears interest based on 3 months' Australian bank bills swap reference buying rate.

d) Shareholder's loan to Gerard Corporation bears interest at commercial rate and is repayable by 2009.

Non-current receivables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2006 S$'000	2005 S$'000
Australian dollar	**75,775**	79,687
Euro	**-**	2,554

16. Other investments

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Unquoted equity shares, at cost	**5,386**	4,320	**894**	894
Allowance for impairment loss for unquoted equity shares	**(3,215)**	(2,117)	**(894)**	(894)
	2,171	2,203	**-**	-
Quoted equity shares, at cost	**-**	4	**-**	-
Unquoted equity shares, at fair value	**10,287**	-	**-**	-
Corporate club memberships (note a)	**-**	196	**-**	-
	12,458	2,403	**-**	-

16. Other investments (cont'd)

Other investments have been designated as available-for-sale financial assets upon the adoption of FRS 39 with effect from 1 April 2005.

Note (a): Corporate club memberships have been reclassified to intangible assets during the financial year.

Other investments that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2006	2005
	S$'000	S$'000
United States dollar	**-**	4
Hong Kong dollar	**10,287**	194
New Taiwan dollar	**2,171**	2,203

17. Marketable securities

	The Group	
	2006	2005
	S$'000	S$'000
Investments in marketable securities are classified as:		
Long-term investments	**18,818**	29,151
Current investments	**35,458**	49,253
Total marketable securities	**54,276**	78,404
Total value based on last traded market price at 31 March	**54,276**	78,348

The Group's investment in marketable securities comprises equity investment in:

a) Meiloon Industrial Co., Ltd. ("Meiloon"), a company incorporated in Taiwan and is principally engaged in the manufacture and sale of loudspeakers. Shares of Meiloon are quoted on the main board of the Taiwan Stock Exchange Corporation.

b) TCL Corporation ("TCL"), a company established in the People's Republic of China, is principally engaged in the design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are quoted on the Shenzhen Stock Exchange. The Group's investment in TCL shares is the promoter's shares of TCL which are non-tradable on the Shenzhen Stock Exchange.

Marketable securities have been designated as available-for-sale financial assets upon the adoption of FRS 39 with effect from 1 April 2005. At 31 March 2005, the marketable securities were stated at fair values derived from professional valuation on an individual investment basis.

17. Marketable securities (cont'd)

Marketable securities that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2006 **S$'000**	2005 S$'000
New Taiwan dollar	**39,000**	60,316
Renminbi	**15,276**	18,088

18. Derivative financial instruments

During the year, CIHL entered into a cross currency swap whereby on maturity, CIHL will pay an aggregate of AUD65,160,000 and receive S$77,670,000. This swap agreement was entered into to hedge CIHL's exchange rate exposure on receivables denominated in Australian dollar. The swap will mature in January 2008.

19. Intangible assets

	The Group	
	2006 **S$'000**	2005 S$'000
Goodwill	**285**	349
Negative goodwill	**-**	(779)
Other intangible assets	**8,095**	10,532
	8,380	10,102

Movements of these intangible assets are as follows:

Goodwill

	The Group	
	2006 **S$'000**	2005 S$'000
Cost:		
Balance at beginning of the financial year	**6,469**	6,410
Additions	**5,323**	358
Disposal of joint venture	**(3,436)**	-
Elimination of accumulated amortisation (Note 36)	**(607)**	-
Currency realignment	**(960)**	(299)
Balance at end of the financial year	**6,789**	6,469

19. Intangible assets (cont'd)

	The Group	
	2006	2005
	S$'000	S$'000
Accumulated amortisation:		
Balance at beginning of the financial year	**607**	759
Amortisation for the financial year	**-**	(41)
Elimination of accumulated amortisation (Note 36)	**(607)**	-
Currency realignment	**-**	(111)
Balance at end of the financial year	**-**	607
Accumulated impairment loss:		
Balance at beginning of the financial year	**5,513**	5,513
Charge for the financial year	**1,332**	-
Currency realignment	**(341)**	-
Balance at end of the financial year	**6,504**	5,513
Net book value:		
Balance at end of the financial year	**285**	349

Impairment loss for goodwill of S$1,332,000 (2005 : Nil) for the financial year is from discontinued operations, of which S$407,000 is included in net expenses and S$925,000 is included in the cost of restructuring of operations under exceptional items (Note 40).

Negative Goodwill

	The Group	
	2006	2005
	S$'000	S$'000
Cost:		
Balance at beginning of the financial year	**1,371**	2,727
Additions	**-**	(1,356)
Derecognition of negative goodwill (Note 36)	**(1,371)**	-
Balance at end of the financial year	**-**	1,371
Accumulated amortisation:		
Balance at beginning of the financial year	**592**	471
Amortisation for the financial year	**-**	121
Derecognition of negative goodwill (Note 36)	**(592)**	-
Balance at end of the financial year	**-**	592
Net book value:		
Balance at end of the financial year	**-**	779

19. Intangible assets (cont'd)

Other Intangible Assets

	The Group				
	Deferred expenditure S$'000	Trademark S$'000	Patent right S$'000	Corporate club membership S$'000	Total S$'000
Cost:					
Balance at 1 April 2005	18,297	508	-	-	18,805
Additions	486	-	7,901	-	8,387
Reclassified from other investments (Note 16)	-	-	-	196	196
Disposal of joint venture	(9,497)	-	-	(2)	(9,499)
Write-off	(377)	-	-	-	(377)
Currency realignment	(248)	(15)	-	-	(263)
Balance at 31 March 2006	8,661	493	7,901	194	17,249
Accumulated amortisation:					
Balance at 1 April 2005	7,765	403	-	-	8,168
Amortisation for the financial year	2,390	-	-	-	2,390
Eliminated on disposal of joint venture	(1,845)	-	-	-	(1,845)
Eliminated on write-off	(377)	-	-	-	(377)
Currency realignment	(158)	(9)	-	-	(167)
Balance at 31 March 2006	7,775	394	-	-	8,169
Accumulated impairment loss:					
Balance at 1 April 2005	-	105	-	-	105
Charge for the financial year	894	-	-	-	894
Currency realignment	(8)	(6)	-	-	(14)
Balance at 31 March 2006	886	99	-	-	985
Net book value:					
At 31 March 2006	-	-	7,901	194	8,095

19. Intangible assets (cont'd)

	The Group		
	Deferred expenditure S$'000	Trademark S$'000	Total S$'000
Cost:			
Balance at 1 April 2004	-	508	508
Acquisition of subsidiaries	17,307	-	17,307
Additions	1,499	-	1,499
Currency realignment	(509)	-	(509)
Balance at 31 March 2005	18,297	508	18,805
Accumulated amortisation:			
Balance at 1 April 2004	-	403	403
Acquisition of subsidiaries	5,658	-	5,658
Amortisation for the financial year	2,326	-	2,326
Currency realignment	(219)	-	(219)
Balance at 31 March 2005	7,765	403	8,168
Accumulated impairment loss:			
Balance at 1 April 2004 and 31 March 2005	-	105	105
Net book value:			
At 31 March 2005	10,532	-	10,532

Amortisation charge for deferred expenditure from continuing and discontinued operations are S$1,656,000 (2005 : S$1,524,000) and S$734,000 (2005 : S$802,000) respectively.

Impairment loss of S$894,000 (2005 : Nil) for deferred expenditure is from discontinued operations and is included in the cost of restructuring of operations under exceptional items (Note 40).

20. Inventories

	The Group	
	2006 S$'000	2005 S$'000
Raw materials	**23,251**	32,872
Work-in-progress	**4,267**	4,620
Finished goods	**30,322**	57,571
	57,840	95,063

21. Receivables and prepayments

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Trade receivables from third parties	**69,971**	102,974	**-**	-
Less: Allowance for doubtful trade receivables	**(12,575)**	(15,672)	**-**	-
	57,396	87,302	**-**	-
Deposits and prepayments	**6,668**	11,551	**1,126**	1,240
Due from related parties – trade (Note 35)	**82**	185	**-**	-
Due from associates – trade	**3,140**	3,742	**-**	-
Due from associates – non-trade (note a)	**11,962**	5,325	**-**	-
Due from joint venture – trade	**-**	4,684	**-**	-
Due from joint venture – non-trade (note a)	**-**	3,871	**-**	-
Loan to an associate (note b)	**-**	11,580	**-**	-
Due from a former associate (note b)	**11,444**	-	**-**	-
Due from subsidiaries – non-trade (note c)	**-**	-	**5,351**	-
Amount receivable relating to divestment of interest in Gerard Corporation (Note 15)	**2,900**	5,078	**-**	-
	36,196	46,016	**6,477**	1,240
Other receivables (note d)	**93,516**	84,632	**8**	328
Less: Allowance for doubtful other receivables	**(10,675)**	(124)	**-**	-
	82,841	84,508	**8**	328
	176,433	217,826	**6,485**	1,568

Note:

a) At 31 March 2006, the non-trade amounts due from associates are unsecured, non-interest bearing and repayable on demand. At 31 March 2005, the non-trade amounts due from associates and joint venture were unsecured, non-interest bearing and had no fixed terms of repayment except for an amount of S$1,402,000 due from an associate that bore interest at commercial rate.

b) During the financial year, CIHL's interest in an associate (the "former associate") was diluted pursuant to the former associate's restructuring. At 31 March 2006, the amount due from the former associate is unsecured and repayable on demand, and comprised interest bearing portion (at commercial rate) and non-interest bearing portion of S$2,271,000 and S$9,173,000 respectively. Subsequent to 31 March 2006, the former associate repaid S$8,340,000 of the non-interest bearing amount. The loan to the former associate at 31 March 2005 was unsecured, non-interest bearing and had been repaid on 31 May 2005.

c) The amounts due from subsidiaries at 31 March 2006 are unsecured, interest-free and repayable on demand except for an amount of approximately S$8,381,000 bearing interest at interest rates ranging from 4.05% to 5.91% per annum.

21. Receivables and prepayments (cont'd)

d) Other receivables of the Group, net of allowance for doubtful debts, comprised mainly:

i) CIHL's advances to trade associates totalling S$25,767,000 (2005 : S$41,364,000) to facilitate the selling and distribution of its products. These advances bear interest at commercial rate and are repayable on demand;

ii) CIHL's amount due from an associate of Gerard Corporation of S$10,517,000 (2005 : S$10,705,000). The amount bears interest at commercial rate and is repayable on demand;

iii) CIHL's advance of S$3,657,000 (2005 : S$3,783,000) to a subsidiary of Gerard Corporation. This advance bears interest at commercial rate and is repayable on demand;

iv) CIHL's accrued interest receivable of S$3,658,000 (2005 : Nil) on receivable relating to divestment of interest in Gerard Corporation (Notes 15 and 21). Such interest receivable is interest bearing if overdue;

v) CIHL's receivable of S$29,707,000 (2005 : Nil) due from a subsidiary of the former joint venture for transfer of certain assets in China; and

vi) joint venture's receivable of S$14,932,000 as at 31 March 2005 for certain core assets delivered by CIHL, the title of which had not been taken up by the joint venture as at that date.

Trade and other receivables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
United States dollar	**51,865**	66,934	**2,717**	-
Hong Kong dollar	**1,674**	1,274	**(891)**	254
Singapore dollar	**-**	358	**-**	-
Renminbi	**2,339**	6,925	**-**	252
Sterling pound	**-**	60	**5,826**	-
Euro	**2,496**	1,783	**-**	-
Japanese yen	**234**	979	**-**	-
Australian dollar	**10,889**	11,309	**-**	-

22. Bank balances, deposits and cash

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Cash and bank balances	**29,146**	39,505	**421**	684
Fixed deposits	**117,365**	43,125	**671**	-
	146,511	82,630	**1,092**	684

Cash and bank balances comprise cash held by the Group and short-term fixed deposits with an original maturity of three months or less. The carrying amounts of these assets approximate their fair values.

Fixed deposits bear interest rates ranging from 1.00% to 5.35% (2005 : 0.10% to 5.12%) per annum.

Bank balances, deposits and cash that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
United States dollar	**98,036**	25,684	**115**	239
Hong Kong dollar	**1,092**	3,196	**50**	52
Singapore dollar	**192**	12	**-**	-
Renminbi	**4,609**	3,144	**-**	-
Sterling pound	**1,129**	3	**-**	-
Euro	**5,222**	2,024	**-**	-
Australian dollar	**2,915**	334	**-**	-

23. Trade and other payables

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Trade payables:				
Third parties	**58,608**	75,401	**-**	-
Associates	**1,908**	4,143	**-**	-
Related parties (Note 35)	**-**	35	**-**	-
Joint venture	**-**	788	**-**	-
Other payables:				
Third parties	**36,859**	13,805	**665**	326
Associates	**712**	4,953	**8**	6
Joint venture	**-**	16,695	**-**	-
Accrued charges	**22,162**	25,331	**2,799**	2,112
Derivative financial instruments	**41**	-	**-**	-
Provision for cost of restructuring of operations	**12,069**	18,433	**-**	-
	132,359	159,584	**3,472**	2,444

23. Trade and other payables (cont'd)

Provision for cost of restructuring of operations mainly comprises costs expected to be incurred by CIHL in completing the transactions with Schneider Electric SA ("Schneider") (Note 40). The provision at 31 March 2006 also includes cost expected to be incurred in privatising CIHL. The movement of the provision during the financial year ended 31 March 2006 is as follows:

	S$'000
Balance at 1 April 2005	18,433
Amount provided	5,604
Amount utilised	(11,966)
Currency realignment	(2)
Balance at 31 March 2006	12,069

The provision is expected to be utilised substantially within the next twelve months, subject to clarification and verification of the amount claimed.

Trade and other payables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
United States dollar	**35,619**	24,046	**808**	111
Hong Kong dollar	**1,999**	3,363	**-**	166
Singapore dollar	**-**	164	**-**	-
Renminbi	**8,435**	8,373	**-**	-
Sterling pound	**137**	162	**15**	16
Euro	**470**	1,173	**-**	-
Japanese yen	**2,456**	3,650	**-**	-
Australian dollar	**86**	2,505	**-**	-

24. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
The Group				
Amounts payable under finance leases:				
Within one year	**690**	838	**689**	825
Within two to five years	**356**	1,130	**355**	1,115
	1,046	1,968	**1,044**	1,940
Less: Future finance lease charges	**(2)**	(28)	**-**	-
Present value of finance lease obligations	**1,044**	1,940	**1,044**	1,940
Less: Amount due within twelve months as shown under current liabilities			**(689)**	(825)
Amount due for settlement after twelve months			**355**	1,115
The Company				
Amounts payable under finance leases:				
Within one year	**-**	38	**-**	36
Within two to five years	**-**	-	**-**	-
	-	38	**-**	36
Less: Future finance lease charges	**-**	(2)	**-**	-
Present value of finance lease obligations	**-**	36	**-**	36
Less: Amount due within twelve months as shown under current liabilities			**-**	(36)
Amount due for settlement after twelve months			**-**	-

Certain finance leases of the Group bear interest on floating interest rate basis. The average lease term is 3.5 years.

Interest rates on finance leases ranged from 3.15% to 10.79% (2005 : 1.31% to 10.00%) per annum.

The effective interest rates and repricing/maturity analysis are set out in Note 39.

Obligations under finance leases that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Hong Kong dollar	**9**	-	**-**	-

25. Amount due to ultimate holding company

The Company's immediate and ultimate holding company is Gold Peak Industries (Holdings) Limited ("Gold Peak"), a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The amounts due to Gold Peak are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

26. Floating rate notes

In April 2001, the Company established a S$200 million Medium Term Note Programme (the "MTN Programme").

On 18 November 2002, the Company issued S$50 million unlisted Floating Rate Notes due 18 November 2005 (the "2005 Notes") to a syndicate of banks under the MTN Programme. The Company has purchased and cancelled S$5,000,000 and S$4,500,000 of the 2005 Notes during the financial years ended 31 March 2003 and 2004 respectively. Interest rates on the 2005 Notes ranged from 2.53% to 3.23% (2005 : 2.03% to 2.53%) per annum. The remaining 2005 Notes have been repaid on 18 November 2005.

27. Bank loans and overdrafts

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Current portion of long-term bank loans (Note 28)	**49,968**	35,153	**43,000**	31,456
Short-term bank loans	**50,446**	101,882	**5,848**	26,321
Bank overdrafts	**883**	2,939	**-**	-
Import loans	**-**	7,125	**-**	-
	101,297	147,099	**48,848**	57,777
Of which:				
Secured (mortgage loan)	**157**	157	**-**	-
Unsecured	**101,140**	146,942	**48,848**	57,777
	101,297	147,099	**48,848**	57,777

Certain of the Group's leasehold land and buildings (Note 11) have been pledged to a bank to obtain the above mortgage loan facilities.

Interest rates on bank loans and overdrafts ranged from 1.58% to 9.60% (2005 : 0.95% to 7.75%) per annum.

The effective interest rates and repricing/maturity analysis are set out in Note 39.

27. Bank loans and overdrafts (cont'd)

Bank loans and overdrafts that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
United States dollar	**24,122**	18,270	-	-
Hong Kong dollar	**2,504**	761	-	-
Sterling pound	**5,848**	8,001	**5,848**	8,001
Japanese yen	-	784	-	-
Australian dollar	-	317	-	-

28. Bank loans

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Long-term bank loans:				
Secured (mortgage loan)	**269**	445	-	-
Unsecured	**264,374**	181,815	**230,342**	174,077
	264,643	182,260	**230,342**	174,077
Less: Amounts due within one year (Note 27)				
Secured (mortgage loan)	**(157)**	(157)	-	-
Unsecured	**(49,811)**	(34,996)	**(43,000)**	(31,456)
	214,675	147,107	**187,342**	142,621

Bank loans are repayable within the following periods:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
More than one year, but not exceeding two years	**119,214**	46,090	**112,342**	43,000
More than two years, but not exceeding five years	**95,461**	101,017	**75,000**	99,621
	214,675	147,107	**187,342**	142,621

Certain of the Group's leasehold land and buildings (Note 11) have been pledged to a bank to obtain the above mortgage loan facilities.

Interest rate on mortgage loan was 6.69% to 7.00% (2005 : 7.06%) per annum. Interest rates on other bank loans ranged from 1.81% to 8.25% (2005 : 1.42% to 7.50%) per annum.

The effective interest rates and repricing/maturity analysis are set out in Note 39.

28. Bank loans (cont'd)

Bank loans that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
United States dollar	**50,180**	29,621	**29,142**	29,621
Hong Kong dollar	**-**	16,456	**-**	16,456
Sterling pound	**269**	444	**-**	-

29. Deferred tax assets (liabilities)

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Deferred tax assets	**3,179**	4,196	**-**	-
Deferred tax liabilities	**(875)**	(2,038)	**(96)**	(66)
Net deferred tax assets (liabilities)	**2,304**	2,158	**(96)**	(66)

Movements of the net deferred tax assets (liabilities) recognised by the Group and the Company are as follows:

	Accelerated tax depreciation S$'000	Tax losses S$'000	Other temporary differences, net S$'000	Total S$'000
The Group				
Balance at 1 April 2005	(727)	3,028	(143)	2,158
(Charge) Credit to income for the financial year	(155)	534	(202)	177
Disposal of joint venture	718	(450)	(266)	2
Currency realignment	(8)	(25)	-	(33)
Balance at 31 March 2006	(172)	3,087	(611)	2,304

Net deferred taxation credited to income of S$177,000 comprised a write-back of S$705,000 from continuing operations and a charge of S$528,000 from discontinued operations.

	Accelerated tax depreciation S$'000	Other temporary differences, net S$'000	Total S$'000
The Company			
Balance at 1 April 2005	(66)	-	(66)
Credit (Charge) to income for the financial year	13	(43)	(30)
Balance at 31 March 2006	(53)	(43)	(96)

The Directors expect that the continued recognition of the Group's deferred tax assets of S$3,179,000 at 31 March 2006 is supported on the basis that it is probable that the deferred tax benefits will be realised in the foreseeable future as a result of recent expansion of distribution network.

30. Issued capital, share-based payments and dividends

a) Issued capital

	Group and Company			
	Number of ordinary shares			
	2006	2005	**2006**	2005
	'000	'000	**S$'000**	S$'000
Issued and fully paid up:				
At beginning of the financial year	**458,721,443**	455,682,443	**91,744**	91,136
Issue of shares under the Company's Executives' Share Option Scheme (the "1996 Scheme")	**-**	975,000	**-**	195
Issue of shares under the Company's Share Option Scheme 1999 (the "1999 Scheme")	**358,000**	2,064,000	**72**	413
Transfer from share premium account upon implementation of Companies (Amendment) Act 2005	**-**	-	**138,562**	-
At end of the financial year	**459,079,443**	458,721,443	**230,378**	91,744

On the date of commencement of Companies (Amendment) Act 2005 on 30 January 2006:

i) The concept of authorised capital and par value is abolished.

ii) Amount outstanding to the credit of the Company's share premium account has become part of the Company's issued capital.

The Group and the Company have one class of ordinary shares which carry no right to fixed income.

30. Issued capital, share-based payments and dividends (cont'd)

b) Share-based payments

i) Equity-settled share option scheme of the Company

The Company offers options to eligible grantees to subscribe for the ordinary shares in the Company under the 1996 Scheme and 1999 Scheme. The 1996 Scheme has been replaced by the 1999 Scheme which was adopted at an extraordinary general meeting held on 19 November 1999. All unexercised options under the 1996 Scheme have already expired by 1 August 2004.

The 1999 Scheme is administered by the Remuneration Committee. Exercise price of options equals to the average of the last dealt prices for the shares of the Company on the Singapore Exchange Securities Trading Limited for the last three market days for which there was trading in the Company's shares, immediately preceding the date of offer. The Remuneration Committee may at its discretion fix the exercise price at a discount not exceeding 20% to the above price. The vesting period is one year from the date of offer for options granted without discount, or two years for options granted at a discount. The expiry date for options offered to eligible grantees that hold executive positions, including the executive directors, is ten years from the date of offer, or five years for other eligible grantees. Unexercised options are cancelled upon occurrence of certain events, including when the option holder ceases to be employed by the Group.

Details of the Company's options outstanding during the financial year are as follows:

	2006		2005	
	Number of options '000	**Weighted average exercise price S$**	Number of options '000	Weighted average exercise price S$
Outstanding at beginning of the financial year	**14,418**	**0.821**	12,594	0.688
Granted	**-**	**-**	5,274	1.030
Cancelled	**(565)**	**0.856**	(286)	0.967
Exercised	**(358)**	**0.554**	(3,039)	0.625
Expired	**-**	**-**	(125)	0.688
Outstanding at end of the financial year	**13,495**	**0.827**	14,418	0.821
Exercisable at end of the financial year	**13,495**		9,309	

The weighted average share price at the date of exercise for options exercised during the financial year was S$0.88 (2005 : S$1.02). The options outstanding at the end of the financial year have a weighted average remaining contractual life of 6.7 years (2005 : 7.6 years).

No options were offered during the financial year. The estimated unit fair value of the options offered on 5 July 2004 was S$0.11.

30. Issued capital, share-based payments and dividends (cont'd)

The fair value of the options granted in 2005 was calculated using Black-Scholes pricing model. The inputs into the model were as follows:

	2006	2005
Weighted average share price	-	S$1.03
Weighted average exercise price	-	S$1.03
Expected volatility	-	21.54%
Expected life	-	4.8 years
Risk free rate	-	3.56%
Expected dividend yield	-	4.51%

Expected volatility was determined by calculating the historical volatility of the Company's share price over a period of five years. The expected life used in the model has been adjusted, based on the Company's best estimate, for the effects of non-transferability and behavioural considerations.

ii) Equity-settled share option scheme of CIHL

CIHL, a subsidiary of the Company, has 504,000 outstanding options at 31 March 2006. The CIHL options were granted on 25 May 2000 and accordingly, no option cost is required to be recognised pursuant to FRS 102 - *Share-based Payment.*

Details of the CIHL's options outstanding during the financial year are as follows:

	2006 Number of options '000	**2006 Weighted average exercise price S$**	2005 Number of options '000	2005 Weighted average exercise price S$
Outstanding at beginning of the financial year/date upon CIHL became a subsidiary	**726**	**2.051**	1,055	2.014
Cancelled	**(52)**	**1.971**	(10)	1.913
Exercised	**(170)**	**2.224**	(319)	1.934
Outstanding at end of the financial year	**504**	**2.001**	726	2.051
Exercisable at end of the financial year	**504**		726	

The weighted average share price at the date of exercise for options exercised during the financial year was S$2.70 (2005 : S$2.88). The options outstanding at the end of the financial year have a weighted average remaining contractual life of 4.2 years (2005 : 4.1 years).

30. Issued capital, share-based payments and dividends (cont'd)

iii) Expenses related to equity-settled share-based payment transactions recognised during the financial year are as follows:

	The Group		The Company	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Attributable to share option scheme of:				
The Company	**148**	443	**148**	443
CIHL	**-**	-	**-**	-
An associate	**112**	255	**-**	-
	260	698	**148**	443

c) Dividends

	Group and Company	
	2006 S$'000	2005 S$'000
i) Dividends paid during the financial year are as follows:		
Proposed final tax-exempt (1-tier) dividend of 2.00 cents per ordinary share for the financial year ended 31 March 2005	**9,182**	-
Proposed final tax-exempt dividend of 3.20 cents per ordinary share for the financial year ended 31 March 2004	**-**	14,592
Proposed special tax-exempt dividend of 1.50 cents per ordinary share for the financial year ended 31 March 2004	**-**	6,840
Final dividend for the financial year ended 31 March 2004 paid in excess of amount proposed due to issue of new ordinary shares between date of announcement of the dividend and book closure date	**-**	93
Interim tax-exempt (1-tier) dividend of 1.20 cents per ordinary share for the financial year ended 31 March 2006	**5,509**	-
Interim tax-exempt dividend of 2.50 cents per ordinary share for the financial year ended 31 March 2005	**-**	11,463
	14,691	32,988
ii) Proposed dividends at 31 March are as follows:		
Final tax-exempt (1-tier) dividend of 1.30 cents (2005 : 2.00 cents) per ordinary share	**5,976**	9,182

The amount of proposed final dividend at 31 March 2006 is based on 459,689,443 (31 March 2005 : 459,079,443) issued shares at 26 May 2006 (2005 : 26 May 2005).

31. Lease commitments

Minimum lease payments paid under operating leases as lessee are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Operating lease expenses to:				
Related parties	**321**	429	**-**	-
Third parties	**7,344**	7,014	**240**	242

Operating lease expenses from continuing and discontinued operations are S$6,713,000 (2005 : S$6,174,000) and S$952,000 (2005 : S$1,269,000) respectively.

At the balance sheet date, the Group has outstanding commitments in respect of operating leases, which fall due as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Within one year	**5,293**	5,769	**337**	124
Within two to five years	**10,034**	11,762	**192**	-
After five years	**7,346**	9,930	**-**	-
	22,673	27,461	**529**	124

Operating lease payments represent rentals payable by the Group for rental of office and factory premises, motor vehicles and plant and machinery. Leases are negotiated for an average term of 4 years.

32. Capital commitments

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Capital expenditure:				
Investment in a subsidiary	**-**	-	**-**	6,329
Investment in an associate	**-**	658	**-**	658
Commitments for the acquisition of property, plant and equipment	**30**	2,316	**-**	-

33. Contingent liabilities (unsecured)

	The Group		The Company	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Export bills discounted with recourse	**-**	482	**-**	-
Guarantees given to certain banks in respect of banking facilities utilised by:				
Subsidiaries	**-**	-	**37,759**	30,854
Associates	**2,550**	10,649	**1,917**	498
Joint venture	**-**	5,160	**-**	-
A former associate *(note a)*	**11,808**	-	**-**	-

The maximum amount the Group and the Company could become liable is as shown above.

Note (a):
During the financial year, CIHL's interest in a former associate was diluted pursuant to the former associate's restructuring.

34. Segment information

The principal activities of the Group's continuing operations are the development, manufacturing and marketing of electronic equipment, parts and components, automotive wire harness, cables, cable assembly products, acoustics products, light fittings products and batteries. Accordingly, the income and profits of the Group's continuing operations are derived substantially from these industry segments.

Segment revenue and expense: Segment revenue and expense are the revenue and expense reported in the Group's profit and loss statement that are directly attributable to a segment and the relevant portion of such revenue and expense that can be allocated on a reasonable basis to a segment.

Segment assets and liabilities: Segment assets are all operating assets that are employed by a segment in its operating activities and are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment liabilities are all operating liabilities of a segment and are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Inter-segment transfers: Segment revenue and expenses include transfers between business segments. These transfers are eliminated on consolidation.

Segment revenue and results from continuing operations based on business segments for the financial year ended 31 March 2005 have been re-presented to exclude those from the discontinued operations (as set out in Note 40) attributable to Clipsal Asia Holdings Limited ("CAHL"), which were previously included under the Electrical business segment.

34. Segment information (cont'd)

a) Primary segment information for the Group based on business segments

	Electronics				Electrical	Batteries	Elimination	Total continuing operations
	Electronics and components	Wire harness and cables	Acoustics	Other investments				
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
2006								
Revenue								
External revenue	123,401	159,049	108,167	-	7,918	-	-	398,535
Inter-segment revenue	39,891	-	1,109	-	-	-	(41,000)	-
Total revenue	163,292	159,049	109,276	-	7,918	-	(41,000)	398,535
Results								
Segment results before interest, taxation and exceptional items	19,022	13,709	(3,390)	-	(8,126)	14,360	-	35,575
Exceptional items	-	-	-	-	-	(5,471)	-	(5,471)
Segment results before interest and taxation but after exceptional items	19,022	13,709	(3,390)	-	(8,126)	8,889	-	30,104
Finance costs								(11,865)
Interest income								12,746
Profit before taxation								30,985
Income tax expense								(9,666)
Profit after taxation								21,319
Other information								
Additions of property, plant and machinery and intangible assets	5,778	1,433	1,828	-	10,762	-	-	19,801
Non-cash expenses:								
Depreciation and amortisation	3,365	2,162	3,883	-	2,794	-	-	12,204
Assets and liabilities								
Segment assets	180,771	45,791	69,692	39,000	398,483	-	(88,743)	644,994
Interest in associates	32,555	54,632	2,284	-	475	159,802	-	249,748
Investment in unquoted equity shares	-	-	-	-	41,172	-	-	41,172
Other unallocated assets								3,193
Total assets								939,107
Segment liabilities	55,628	26,905	88,088	-	55,083	-	(88,743)	136,961
Bank borrowings and finance lease obligations								317,016
Other unallocated liabilities								4,550
Total liabilities								458,527

34. Segment information (cont'd)

	Electronics				Electrical	Batteries	Elimination	Total continuing operations
	Electronics and components	Wire harness and cables	Acoustics	Other investments				
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
2005								
Revenue								
External revenue	129,938	166,063	113,088	-	9,767	-	-	418,856
Inter-segment revenue	40,870	-	-	-	-	-	(40,870)	-
Total revenue	170,808	166,063	113,088	-	9,767	-	(40,870)	418,856
Results								
Segment results before interest, taxation and exceptional items, as restated	26,102	12,272	349	-	(5,620)	17,180	-	50,283
Exceptional items	9,120	-	-	(1,708)	8,243	(6,617)	-	9,038
Segment results before interest and taxation but after exceptional items	35,222	12,272	349	(1,708)	2,623	10,563	-	59,321
Finance costs								(8,662)
Interest income								8,329
Profit before taxation								58,988
Income tax expense								(14,528)
Profit after taxation								44,460
Other information								
Additions of property, plant and machinery and intangible assets	9,118	2,004	4,241	-	5,340	1,375	-	22,078
Non-cash expenses:								
Depreciation and amortisation	3,514	2,976	3,407	-	3,441	(103)	-	13,235
Impairment losses recognised in profit and loss	977	-	-	-	-	-	-	977
Assets and liabilities								
Segment assets	171,243	48,093	77,742	60,316	456,795	(779)	(86,667)	726,743
Interest in associates	34,512	49,521	1,520	-	9,057	160,090	-	254,700
Investment in unquoted equity shares	-	-	-	-	51,415	-	-	51,415
Other unallocated assets								4,196
Total assets								1,037,054
Segment liabilities	49,069	33,413	86,804	-	82,293	-	(86,667)	164,912
Bank borrowings and finance lease obligations								296,146
Floating rate notes								40,500
Other unallocated liabilities								7,907
Total liabilities								509,465

34. Segment information (cont'd)

b) Secondary segment information for the Group based on geographical segments

Revenue is analysed by the location of the customers or the shipment destination, where appropriate. Segment assets and capital additions are analysed by the geographical location in which the assets are located. The locations of investments in associates are deemed to be the countries of incorporation of those associates whose equity are held directly by the Company or its subsidiaries.

	The Group			
	Revenue		Additions of property, plant and machinery and intangible assets	
	2006 S$'000	2005 S$'000	**2006 S$'000**	2005 S$'000
Asia	**195,061**	211,738	**18,256**	17,034
Europe	**88,922**	89,042	**1,503**	3,826
America	**101,478**	100,366	**42**	354
Others	**13,074**	17,710	**-**	1
Total continuing operations	**398,535**	418,856	**19,801**	21,215

	The Group	
	Carrying amount of segment assets	
	2006 S$'000	2005 S$'000
Asia	**671,834**	713,246
Europe	**43,546**	114,605
America	**26,073**	41,837
Others	**197,654**	167,366
	939,107	1,037,054

35. Related party transactions

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related companies in these financial statements refer to members of the holding company's group of companies. For this Note 35 purposes, associates also include those that are associates of the holding and/or related companies. Related parties also include joint venture of the Group.

Transactions between the Company and its subsidiaries, which are related companies of the Company, have been eliminated on consolidation and are not disclosed in this note.

35. Related party transactions (cont'd)

In addition to the related party information disclosed elsewhere in the financial statements, the Group has significant transactions with related parties on normal commercial terms agreed between the parties as follows:

	Associates		Joint venture (Note a)		Related companies	
	2006	2005	**2006**	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000	**S$'000**	S$'000
Sales	**8,421**	17,222	**3,384**	2,587	**-**	11
Licence fee	**-**	-	**-**	-	**(912)**	(1,041)
Purchases	**(5,623)**	(2,537)	**(83)**	(110)	**-**	-
Rental expenses	**(41)**	(107)	**-**	-	**(321)**	(322)
Purchase of an associate	**-**	-	**-**	-	**-**	(760)

Note (a): This entity ceased to be a joint venture at 31 March 2006 as a result of a restructuring exercise as explained in Note 40.

The remuneration of key management personnel is as follows:

	The Group	
	2006	2005
	S$'000	S$'000
Short-term benefits	**6,046**	6,529
Share-based payments	**64**	192
	6,110	6,721

36. Changes in accounting policies

The accounting policies set out in Note 2 have been applied in preparing the financial statements.

The changes in accounting policies and related financial effects arising from the adoption of:

FRS 21	-	*The Effects of Changes in Foreign Exchange Rates* ("FRS 21")
FRS 39	-	*Financial Instruments: Recognition and Measurement* ("FRS 39")
FRS 102	-	*Share-based Payment* ("FRS 102")
FRS 103	-	*Business Combinations* ("FRS 103")
FRS 36 (revised)	-	*Impairment of Assets* ("FRS 36 (revised)")
FRS 38 (revised)	-	*Intangible Assets* ("FRS 38 (revised)")
FRS 105	-	*Non-Current Assets Held for Sale and Discontinued Operations* ("FRS 105")

during the financial year ended 31 March 2006 are as follows:

36. Changes in accounting policies (cont'd)

FRS 21

FRS 21 requires exchange differences arising from monetary item that forms part of the Group's net investment in a foreign subsidiary or associate to be charged to profit and loss in the individual entity's financial statements. Such exchange differences are reclassified to reserves in the consolidated financial statements of the Group. The adoption of FRS 21 has been applied retrospectively.

The adoption of FRS 21 resulted in increase (decrease) of:

	The Group	The Company
	S$'000	S$'000
Profit and loss statement for the financial year ended 31 March 2005:		
Exchange gain	(393)	(267)
Profit attributable to minority interest	(134)	-
Profit attributable to equity holders of the Company	(259)	(267)
Reserves:		
Retained profits at 1 April 2004	(492)	(911)
Exchange translation reserve at 1 April 2004	492	911
Retained profits at 31 March 2005	(751)	(1,178)
Exchange translation reserve at 31 March 2005	751	1,178

Consequently, both basic and diluted earnings per share ("EPS") for the financial year ended 31 March 2005 decreased by 0.06 Singapore cents.

FRS 39

FRS 39 moves measurement of certain categories of financial assets and liabilities from a cost base to a fair value base. Accordingly, the Group's investment in unquoted equity shares, other investments and marketable securities have been designated as available-for-sale financial assets effective 1 April 2005 and carried at their respective fair values, with corresponding changes in fair value being taken to reserve, except for those unquoted equity shares whose fair values cannot be reliably measured, which are carried at cost less impairment. FRS 39 also required that for derivative financial instruments that do not qualify as a hedge, changes in the fair value of such instruments are recognised immediately in the profit and loss statement.

36. Changes in accounting policies (cont'd)

The adoption of FRS 39 has been applied prospectively from 1 April 2005 in accordance with the transitional provisions of FRS 39 and consequently resulted in increase (decrease) of:

	The Group
	S$'000
Reserves:	
Investment revaluation reserve at 1 April 2005	(14,605)
Available-for-sale financial asset reserve at 1 April 2005	256
Retained profits at 1 April 2005	(95)

FRS 102

FRS 102 requires the recognition of equity-settled share-based payments at fair value at the date of grant. Prior to the adoption of FRS 102, the Group did not recognise the financial effect of share-based payments until such payments were settled. The adoption of FRS 102 has resulted in a change in the Group's accounting policy for share-based payment, whereby the Group and the Company charge the cost of share options to the profit and loss statement.

In accordance with the transitional provisions of FRS 102, the accounting standard has been applied retrospectively to all grants of equity instruments after 22 November 2002 that were unvested at 1 April 2005.

The adoption of FRS 102 resulted in increase (decrease) of:

	The Group	The Company
	S$'000	S$'000
Profit and loss statement for the financial year ended 31 March 2005:		
Administrative expenses	443	443
Share of results of associates	(255)	-
Profit attributable to equity holders of the Company	(698)	(443)
Reserves:		
Retained profits at 1 April 2004	(192)	-
Share option reserve at 1 April 2004	192	-
Retained profits at 31 March 2005	(890)	(443)
Share option reserve at 31 March 2005	890	443

Consequently, both basic and diluted EPS for the financial year ended 31 March 2005 decreased by 0.15 Singapore cents.

FRS 103, FRS 36 (revised) and FRS 38 (revised)

The adoption of FRS 103, FRS 36 (revised) and FRS 38 (revised) has resulted in a change in the accounting policies for goodwill and negative goodwill. The adoption of FRS 103, FRS 36 (revised) and FRS 38 (revised) has been applied prospectively and has no impact on amounts reported for the financial year ended 31 March 2005 or prior periods.

Goodwill

In accordance with FRS 103, goodwill is stated at cost less accumulated impairment losses and is no longer amortised. Instead, goodwill impairment is tested annually, or when circumstances change, indicating that goodwill might be impaired. Accordingly, goodwill amortisation has ceased effective 1 April 2005. At 1 April 2005, the accumulated amortisation of S$607,000 has been eliminated against the cost of goodwill leaving the net carrying amount of goodwill unchanged (Note 19).

36. Changes in accounting policies (cont'd)

Goodwill previously dealt with in the reserves of S$33,664,000 at 1 April 2005 has been adjusted against the Group's retained profits at 1 April 2005.

Negative goodwill

FRS 103 prohibits the recognition of negative goodwill in the balance sheet. Hence, the carrying amount of negative goodwill at 1 April 2005 of S$779,000 has been derecognised, with the corresponding adjustment made to the Group's retained profits at 1 April 2005 (Note 19).

FRS 105

The results of discontinued operations are presented separately on the profit and loss statement. Comparatives relating to discontinued operations have also been presented in a similar manner (Note 40).

37. FRS yet to be adopted

At the date of authorisation of these financial statements, the following FRSs and INT FRSs were issued but not effective:

FRS 106 - *Exploration for and Evaluation of Mineral Resources*
FRS 107 - *Financial Instruments : Disclosures*
INT FRS 104 - *Determining whether an Arrangement contains a Lease*
INT FRS 105 - *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*
INT FRS 106 - *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*
INT FRS 107 - *Applying the Restatement Approach under FRS 29 Financial Reporting in Hyperinflationary Economies*
INT FRS 108 - *Scope of FRS 102*
INT FRS 109 - *Reassessment of Embedded Derivatives*

Amendments to the following:

FRS 1 - *Presentation of Financial Statements - Capital Disclosures*
FRS 19 - *Employee Benefits relating to Actuarial Gains and Losses, Group Plans and Disclosures*
FRS 21 - *The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations*
FRS 39 - *Financial Instruments : Recognition and Measurement*
- *Amendments relating to Cash Flow Hedge Accounting of Forecast Intracompany Transactions*
- *Amendments relating to Fair Value Option*
- *Amendments relating to Financial Guarantee Contracts*

FRS 101 - *First-time Adoption of Financial Reporting Standards - Comparative Disclosures for FRS 106 Exploration for and Evaluation of Mineral Resources*
FRS 104 - *Insurance Contracts - Financial Guarantee Contracts, Revisions to Insurance Contract Implementation Guidance*

Consequential amendments were also made to various standards as a result of these new/revised standards.

The initial application of these FRSs, INT FRSs and amendments to FRS are not expected to have any material impact on the financial statements of the Company and the Group.

38. Critical accounting judgements and key sources of estimation uncertainty

Critical Judgements in Applying the Group's Accounting Policies

In the process of applying the Group's accounting policies, which are described in Note 2, management is of the opinion that there are no critical judgements involved that have significant effect on the amounts recognised in the financial statements.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Amortisation of Intangible Assets

The Group's net carrying amount of patent at 31 March 2006 was S$7,901,000. The Group amortises the patent on a straight-line basis over the estimated useful life. The estimated useful life reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the patent. Change in this estimation may have a material impact on the result.

Impairment of Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment whenever there is any indication that the assets are impaired. If any such indication exists, the recoverable amount (i.e. higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the impairment loss. The key assumptions for the value in use calculation are those regarding the growth rates and expected change to selling prices and direct costs during the year and a suitable discount rate.

Fair Value Estimation of Unquoted Available-for-sale Financial Assets

The Group holds unquoted equity shares that are not traded in an active market (Notes 14 and 16). The Group establishes their fair value by using valuation techniques which are most appropriate in light of the nature, facts and circumstances of the investment. The Group estimates the fair value of the unquoted equity shares by reference to the net assets of these unquoted equity shares after adjusting the fair value of the underlying assets and liabilities as appropriate. If certain assumptions relating to the current fair valuation of the unquoted equity shares (Notes 14 and 16) change within the next financial year, it could result in a material adjustment to the current fair value.

Allowance for Bad and Doubtful Debts

The policy for allowances for bad and doubtful debts of the Group is based on the evaluation of collectablity and aging analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in the impairment of their ability to make payments, additional allowances may be required.

Cost Associated with CIHL's Disposal of the EWDIS Business

CIHL has operated the EWDIS business for many years, with presence in many countries involving in various aspects of operations. Upon CIHL's disposal of the EWDIS business to Schneider, best efforts were put in to cover all areas with certainty in the disposal agreement (the "Agreement"). Nevertheless, it is envisaged that there are possibilities that certain events may occur as a result of conditions existing prior to the disposal with implications on the terms of the Agreement. These contingencies are covered by the warranty clause in the Agreement and CIHL has taken a prudence stance in setting aside reasonable amounts of provision to cover such uncertainties (Note 23).

39. Financial instruments – risk management

a) *Credit risk*

The Group manages credit risk by ongoing credit evaluation of the counterparties' financial position, limiting the aggregate financial exposure to any individual counterparty and requiring counterparties to provide letters of credit or other forms of security, if considered necessary.

The Group places its cash and fixed deposits with reputable financial institutions.

The Group has no major concentration of credit risk.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

b) Interest rate risk

The Group's interest rate risk exposure mainly arises from its interest bearing debts and interest bearing assets. In respect of these assets and liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

		The Group			
	Note	Effective interest rate %	Within 1 year S$'000	1 to 5 years S$'000	Total S$'000
2006					
Financial assets					
Secured current and non-current receivables		7.21	55,365	-	55,365
Unsecured non-current receivables		5.60 to 6.83	62,096	6,089	68,185
Trade receivables		9.25	7,175	-	7,175
Due from a former associate		5.59 to 5.84	2,271	-	2,271
Other receivables		2.90 to 9.75	40,384	-	40,384
Bank balances and deposits		0.01 to 5.25	137,009	-	137,009
			304,300	6,089	310,389
Financial liabilities					
Obligations under finance leases	24	5.38 to 10.79	1,033	11	1,044
Bank loans and overdrafts	27	2.13 to 6.75	51,329	-	51,329
Long-term bank loans	28	3.45 to 6.75	264,643	-	264,643
			317,005	11	317,016

39. Financial instruments – risk management (cont'd)

	Note	Effective interest rate %	Within 1 year S$'000	1 to 5 years S$'000	Total S$'000
		The Group			
2005					
Financial assets					
Secured current and non-current receivables		7.29	65,679	-	65,679
Unsecured non-current receivables		3.45 to 6.83	71,122	6,665	77,787
Trade receivables		8.00	7,146	-	7,146
Due from associate – non-trade		3.83	1,402	-	1,402
Other receivables		2.55 to 8.00	55,256	-	55,256
Bank balances and deposits		0.01 to 2.61	69,134	-	69,134
			269,739	6,665	276,404
Financial liabilities					
Obligations under finance leases	24	3.23 to 10.00	1,852	88	1,940
Floating rate notes	26	2.53	40,500	-	40,500
Bank loans and overdrafts	27	1.04 to 7.75	111,946	-	111,946
Long-term bank loans	28	2.00 to 7.50	182,260	-	182,260
			336,558	88	336,646

c) Foreign currency risk

The Group's assets and liabilities are mainly denominated in United States dollar, Sterling pound, New Taiwan dollar, Hong Kong dollar, Renminbi, Australian dollar and Singapore dollar. Exposures to foreign currency risks are managed as far as possible by matching assets and liabilities in the same currency denomination and supplemented with appropriate financial instruments where necessary. The Group uses derivative financial instruments to mitigate the financial impact associated with foreign currency and interest rates fluctuations relating to certain forecasted transactions.

The Group's foreign currency translation risk arises mainly from the Company's foreign incorporated subsidiaries, associates and joint venture, whose net assets are denominated in currencies other than Singapore dollar, the Company's reporting currency.

d) Liquidity risk

The Group finances its operations by a combination of borrowings and equity. Adequate lines of credit are maintained to ensure the necessary liquidity is available when required. The Company is in a net current liabilities position but funds will be available from certain subsidiaries when required.

e) Fair values of financial assets and financial liabilities

The fair values of financial assets and financial liabilities approximate the carrying amounts recorded in the financial statements, determined in accordance with the accounting policies disclosed in Note 2 to the financial statements.

40. Discontinued operations

In 2003, CIHL formed a 50:50 joint venture, CAHL, with Schneider to develop, manufacture and distribute EWDIS in Asia. CAHL is an investment holding company incorporated in Hong Kong.

Pursuant to an agreement dated 22 December 2003 relating to the formation of CAHL, CIHL has an option (the "Put Option") to sell its entire 50% interest in CAHL to Schneider. On 12 January 2006, CIHL exercised the Put Option. The exercise of Put Option was completed on 15 March 2006.

In accordance with FRS 105, results attributable to the disposed CAHL have been presented separately on the profit and loss statement as "discontinued operations", with prior period comparative figures re-presented.

The results of discontinued operations are as follows:

	The Group	
	2006 S$'000	2005 S$'000
Revenue	**100,243**	107,200
Net expenses	**(105,746)**	(112,617)
Exceptional gain (note a)	**5,672**	619
Share of results of associates	**-**	134
Profit (Loss) before taxation (note b)	**169**	(4,664)
Income tax expense	**(1,117)**	(1,454)
Loss after taxation	**(948)**	(6,118)
Minority interests	**(108)**	1,479
Loss after taxation and minority interests	**(1,056)**	(4,639)

Note (a):

	The Group	
	2006 S$'000	2005 S$'000
Gain from disposal of discontinued operations	**17,505**	-
CIHL's transactions with Schneider:		
i) Cost for restructuring of operations	**(11,833)**	(15,450)
ii) Gain on disposal of businesses and operations in Indonesia and Thailand	**-**	5,992
iii) Adjustment to consideration for CIHL's disposal of the EWDIS business held by Gerard Industries in Australia	**-**	10,077
	5,672	619

40. Discontinued operations (cont'd)

Note (b):

Significant profit and loss items not disclosed elsewhere in the financial statements are as follows:

	The Group	
	2006 S$'000	2005 S$'000
Staff costs	**17,467**	18,533
Cost of defined contribution plans included in staff costs	**273**	1,012
Auditors' remuneration:		
Payable to other auditors		
Audit services:		
- Current year	**376**	368
- Under-provision in prior year	**49**	13
Non-audit services	**(4)**	(33)
Allowance and write-off (write-back) of inventories, net	**1,039**	(174)
Cost of inventories recognised as expense	**69,203**	71,789
Property, plant and equipment written off	**80**	63
Foreign exchange (gain) loss	**(29)**	138
Research expenditure	**527**	396
Interest income:		
Associates	**-**	(50)
Banks	**(185)**	(289)
Third parties	**(15)**	(16)
Interests on:		
Bank loans, overdrafts and bills payable	**1,660**	1,465
Finance leases	**8**	16

40. Discontinued operations (cont'd)

The impact of discontinued operations on the consolidated cash flow of the Group is as follows:

	The Group	
	2006 **S$'000**	2005 S$'000
Operating activities	**(3,410)**	(4,232)
Investing activities	**8,137**	(8,345)
Financing activities	**(1,290)**	(6,481)
Net impact	**3,437**	(19,058)

Revenue of discontinued operations analysed by location of customers is as follows:

	The Group	
	2006 **S$'000**	2005 S$'000
Asia	**63,743**	74,328
Europe	**1,147**	2,137
America	**-**	6
Others	**35,353**	30,729
	100,243	107,200

Additions of property, plant and machinery and intangible assets amounted to S$4,622,000 (2005 : S$4,352,000) and S$4,794,000 (2005 : S$1,597,000) respectively.

The amounts under the respective balance sheet and profit and loss categories of CAHL reported by way of proportionate consolidation from 1 May 2004 to effective date of disposal in accordance with FRS 31 – *Financial Reporting Interests in Joint Ventures* are as follows:

	2006 **S$'000**	2005 S$'000
Balance sheet:		
Non-current assets	**-**	45,944
Current assets	**-**	115,834
Current liabilities	**-**	(70,149)
Non-current liabilities	**-**	(1,723)
Minority interests	**-**	(5,260)
Net assets	**-**	84,646

40. Discontinued operations (cont'd)

	From 1 April 2005 to date of disposal S$'000	From 1 May 2004 to 31 March 2005 S$'000
Profit and loss statement:		
Loss before taxation	**3,775**	10,458
Income tax expense	**1,117**	1,431
Loss after taxation	**4,892**	11,889
Minority interests	**1,134**	1,023
Loss after taxation and minority interests	**6,026**	12,912

At 31 March 2005:

a) The Group's effective percentage of equity held in CAHL was 33.82%.

b) The Group's share of capital commitment and contingent liabilities arising from CAHL and included in Note 32 and Note 33, was S$414,000 and S$482,000 respectively.

c) The Group's contingent liabilities on the guarantees given to certain banks in respect of banking facilities utilised by CAHL and included in Note 33, were S$5,160,000.

41. Subsidiaries

Significant subsidiaries of the Group are as follows:

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
Electronics Division				
Celestion International Limited (1) (c)	England and Wales	Design and trading of loudspeakers	**100**	100
Famingo Pte Ltd (a)	Singapore	Investment holding	**100**	100
Fancy Luck Investment Limited (1) (b)	Hong Kong	Investment holding	**100**	100
Giant Fair Investment Limited (1) (b)	Hong Kong	Investment holding	**100**	100
GP Acoustics GmbH (1) (c)	Germany	Distribution of audio products	**100**	100
GP Acoustics (HK) Limited (1) (b)	Hong Kong	Marketing and trading of audio and electronics products	**100**	100
GP Acoustics Limited (3)	British Virgin Islands	Investment holding	**100**	100

41. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
GP Acoustics (Singapore) Pte Limited [(a)]	Singapore	Marketing and trading of audio and electronics products	**100**	100
GP Acoustics (UK) Limited [(1) (b)]	England and Wales	Investment holding and trading of loudspeakers	**100**	100
GP Auto Cable (Huizhou) Limited [(1) (2) (d)]	The People's Republic of China	Manufacturing of automotive wire harness	**90**	90
GP Auto Parts Limited [(b)]	Hong Kong	Investment holding, marketing and trading of automotive wire harness	**100**	100
GP Electronics (China) Limited [(b)]	Hong Kong	Investment holding	**100**	100
GP Electronics (HK) Limited [(b)]	Hong Kong	Marketing and trading of audio products	**100**	100
GP Electronics (Huizhou) Co., Ltd. [(2) (f)]	The People's Republic of China	Manufacturing of electronics and acoustics products	**92.50**	89.29
金柏電子有限公司 [(1) (5)]	The People's Republic of China	Yet to commence operations	**100**	-
GP Electronics (SZ) Limited [(4) (h)]	The People's Republic of China	Development of electronics products	**100**	100
GP International Marketing Pte. Ltd. (formerly known as GP Audio International (Pte) Limited) [(1) (a)]	Singapore	Trading	**100**	100
GP Precision Parts (Huizhou) Co., Ltd. [(1) (2) (f)]	The People's Republic of China	Manufacturing of metal and plastic parts	**70**	70
GPE International Limited [(b)]	Hong Kong	Investment holding	**100**	100

41. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
Huizhou GP Wiring Technology Ltd. [(2) (g)]	The People's Republic of China	Manufacturing of automotive wire harness	**80**	80
KEF America, Inc. [(1) (c)]	United States of America	Marketing and distribution of loudspeakers	**69.86**	67.27
KEF Audio (UK) Limited [(1) (c)]	England and Wales	Design and trading of loudspeakers	**100**	100
Key Win Industrial Limited [(b)]	Hong Kong	Investment holding	**100**	100
Nike Enterprises Limited [(b)]	Hong Kong	Investment holding	**100**	100
Smart Tech International Limited [(e)]	Hong Kong	Investment holding	**100**	100
Whitehill Industries Limited [(1) (b)]	Hong Kong	Investment holding	**100**	100
Electrical Division				
Bowden Industries (China) Limited [(1) (i)]	Hong Kong	Investment holding	**67.87**	67.64
Bowden Industries Limited [(1) (i)]	Hong Kong	Investment holding, manufacturing and trading of electrical and electronic products	**67.87**	67.64
Bowden Switchgear (HK) Ltd [(1) (i)]	Hong Kong	Investment holding	**67.87**	67.64

41. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
Burgess Investments Limited [1] [i]	Bahamas	Investment holding	**67.87**	67.64
CIH Limited [6] [a]	Singapore	Investment holding	**67.87**	67.64
Dragon Star Enterprises Limited [1] [i]	British Virgin Islands	Investment holding	**67.87**	67.64
Enventure Limited [1] [i]	British Virgin Islands	Investment holding	**67.87**	-
Fortune Way Developments Limited [1] [i]	British Virgin Islands	Property holding	**67.87**	67.64
GP Lighting Technology (HK) Limited [1] [i]	Hong Kong	Trading of light fittings products and related electrical products	**67.87**	67.64
GP Lighting Technology (Huizhou) Limited [1] [i]	The People's Republic of China	Manufacturing and trading of light fittings products and accessories	**67.87**	60.88
GP Lighting Technology (Shanghai) Limited [1] [i]	The People's Republic of China	Manufacturing and trading of light fittings products and accessories	**67.87**	-
Pacific Fame Investments Ltd [1] [i]	British Virgin Islands	Investment holding	**67.87**	67.64
Pinberry Investments Limited [1] [i]	British Virgin Islands	Investment holding	**67.87**	67.64

41. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
Refour Group Ltd [1] [i]	British Virgin Islands	Investment holding and trading of electrical and electronic products	**67.87**	67.64
Regal Trinity Limited [1] [i]	British Virgin Islands	Investment holding	**67.87**	67.64
Star Bright Technology Limited [1] [i]	Hong Kong	Investment holding	**67.87**	67.64
Tarway Two Pty Ltd [1] [i]	Australia	Investment holding	**67.87**	67.64

Note:

[1] Equity interest is held by subsidiaries of the Company.

[2] These subsidiaries, in compliance with their local statutory requirement, adopt 31 December as their financial year end. Such financial year end is not co-terminous with that of the Company. Adjustments are made for the effect of any significant transactions that occur between 1 January and 31 March. A member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche, Singapore is a member, has reviewed the financial statements of certain of these subsidiaries for the purposes of the consolidated financial statements of the Group.

[3] The financial statements of this subsidiary are not audited as there are no statutory audit requirements in its country of incorporation. The financial statements have been reviewed by a member firm of Deloitte Touche Tohmatsu for the purposes of the consolidated financial statements of the Group.

[4] The financial statements of this subsidiary have been reviewed by member firms of Deloitte Touche Tohmatsu for the purposes of the consolidated financial statements of the Group.

[5] For identification purpose, the translated name for this subsidiary is "GP Electronics Limited".

[6] CIH Limited ("CIHL") is listed on the Mainboard of Singapore Exchange Securities Trading Limited.

[a] Audited by Deloitte & Touche, Singapore, which are the auditors of all Singapore incorporated subsidiaries.

[b] Audited by member firms of Deloitte Touche Tohmatsu.

[c] Subsidiary of GP Acoustics (UK) Limited. The consolidated financial statements of GP Acoustics (UK) Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[d] Subsidiary of GP Auto Parts Limited. The consolidated financial statements of GP Auto Parts Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[e] Audited by Au Choi Yuen & Co.

[f] Audited by Guangdong Yangcheng Certified Public Accountants Company Limited Huizhou Branch.

[g] Audited by Huizhou East Certified Public Accountants.

[h] Audited by Shenzhen Zhengfenglifu Certified Public Accountants.

[i] Subsidiary of CIHL. The consolidated financial statements of CIHL are audited by Deloitte & Touche, Singapore.

42. Associates

Significant associates of the Group are as follows:

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
Electronics Division				
Advanced Sound Technology, Inc. [2] [f]	Philippines	Manufacturing of loudspeakers	**20.00**	20.00
Changchun Furukawa GP Automobile Harness Co., Ltd. [h]	The People's Republic of China	Manufacturing of automotive wire harness	**49.00**	49.00
Chongqing Changhua Automobile Harness Company Limited [2] [e]	The People's Republic of China	Manufacturing of automotive wire harness	**25.00**	25.00
Dai-ichi Electronics (Shanghai) Co Ltd. [i]	The People's Republic of China	Manufacturing of loudspeakers and electronics products	**20.00**	20.00
Dalian LTK Electric Wire Ltd. [2] [4]	The People's Republic of China	Manufacturing of cables and wires	**44.75**	44.75
Dongguan Jifu Metallic Products Ltd. [2] [3]	The People's Republic of China	Manufacturing of metallic products	**30.00**	30.00
Furukawa GP Auto Parts (HK) Limited [a]	Hong Kong	Investment holding	**50.00**	50.00
Greatway International Limited	Hong Kong	Yet to commence operations	**20.00**	20.00
Hewtech-LTK Limited [2] [4]	Hong Kong	Manufacturing of electrical wires	**17.90**	17.90
High Rank Communication Ltd [2] [g]	Hong Kong	Development, manufacturing and marketing of radio frequency and data communication products and accessories	**43.75** [9]	43.67 [9]
LTK Cable Technology, Inc [2] [4]	United States of America	Trading of electronic cables and wires and cable assemblies	**44.75**	44.75

42. **Associates** (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
LTK Electric Wire (Huizhou) Ltd [2] [4]	The People's Republic of China	Manufacturing of electronic cables and wires	**35.80**	35.80
LTK Industries Limited [c]	Hong Kong	Investment holding	**44.75**	44.75
LTK International Limited [2] [4]	Hong Kong	Trading of electronic cables and wires and cable assemblies	**44.75**	44.75
LTK Technologies Co., Ltd [2] [4]	Japan	Trading of cable products	**44.75**	44.75
Maxson Industries Limited [2] [b]	Hong Kong	Investment holding and trading	**49.00**	49.00
Maxson Industries (Huizhou) Limited [2] [7]	The People's Republic of China	Plastic mould fabrication and manufacturing of injection moulded plastic components	**49.00**	49.00
Shanghai Jinting Automobile Harness Limited [2] [i]	The People's Republic of China	Manufacturing of automotive wire harness	**25.00**	25.00
Shanghai LTK Electric Wire Ltd. [2] [4]	The People's Republic of China	Manufacturing of cables	**42.51**	42.51
Shanghai LTK Electronic Cables Ltd. [2] [4]	The People's Republic of China	Manufacturing of cables	**40.28**	40.28
Shenzhen Gloria Electronics Ltd. [2] [k]	The People's Republic of China	Manufacturing of parts and components for audio products	**18.75**	18.75
Shinwa Industries (China) Ltd. [2] [5]	The People's Republic of China	Manufacturing of electronic components	**10.50**	10.50
Shinwa Industries (Hangzhou) Limited [2] [5]	The People's Republic of China	Manufacturing of electronic components	**10.50**	10.50

42. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
Shinwa Industries (H.K.) Limited [10] [d]	Hong Kong	Trading of electronic components	**15.00**	15.00
SPG Industry (China) Limited [2] [6]	The People's Republic of China	Manufacturing of high precision parts and components	**20.88**	20.88
SPG Industry (H.K.) Limited [c]	Hong Kong	Trading of high precision parts and components	**29.83**	29.83
SPG Tech (China) Ltd. [2] [6]	The People's Republic of China	Manufacturing of tooling and moulds	**29.83**	29.83
Wisefull Technology Limited [2] [b]	Hong Kong	Investment holding and trading of metallic products	**30.00**	30.00
Xuzhou Baoshan Precision Hardware Plastic Parts Co., Ltd. [m]	The People's Republic of China	Manufacturing of plastic and metal parts and components	**40.00**	40.00
Xuzhou Gloria Engineering Ltd. [k]	The People's Republic of China	Manufacturing of parts and components for audio products	**25.00**	25.00
Zhongfu Technology Limited [2] [n]	Hong Kong	Trading of metallic products	**30.00**	15.60
Electrical Division				
Paramount Lighting Design Consultants (Qingdao) Co. Ltd [2] [8]	The People's Republic of China	Providing lighting design services	**33.26**	-
Tapestry Vineyards Pty Ltd [2] [8]	Australia	Vineyard	**33.26**	33.14

42. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2006 %	2005 %
Battery Division				
GP Batteries International Limited [1]	Singapore	Manufacture, development and marketing of batteries and battery-related products	**49.06**	49.08

Note:

[1] GP Batteries International Limited ("GP Batteries") is listed on the Mainboard of Singapore Exchange Securities Trading Limited. The consolidated financial statements of GP Batteries are audited by Deloitte & Touche, Singapore. Significant subsidiaries and associates of GP Batteries are listed in the financial statements of GP Batteries.

[2] Equity interest is held by subsidiaries or associates of the Company.

[3] Subsidiary of Wisefull Technology Limited.

[4] Subsidiary or associate of LTK Industries Limited.

[5] Subsidiary of Shinwa Industries (H.K.) Limited.

[6] Subsidiary of SPG Industry (H.K.) Limited.

[7] Subsidiary of Maxson Industries Limited.

[8] Associates of CIH Limited.

[9] Inclusive of effective interest indirectly held through CIHL of 23.75% (2005 : 23.67%).

[10] The Group has significant influence in Shinwa Industries (H.K.) Limited ("Shinwa") through the Company's representation on Shinwa's board of directors.

[a] Audited by a member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche, Singapore is a member.

[b] The consolidated financial statements of Maxson Industries Limited and Wisefull Technology Limited are audited by Au Choi Yuen & Co.

[c] The consolidated financial statements of LTK Industries Limited and SPG Industry (H.K.) Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[d] The consolidated financial statements of Shinwa Industries (H.K.) Limited are audited by PricewaterhouseCoopers Ltd.

[e] Audited by Chongqing Zhongrui Certified Public Accountants.

[f] Audited by Diaz Murillo Dalupan and Company.

[g] Audited by Henny Wee & Co.

[h] Audited by Reanda Certified Public Accountants Branch of Jilin.

[i] Audited by Shanghai Da Long Certified Public Accountants Co., Ltd.

[j] Audited by Shanghai Jinghua United Certified Public Accountants.

[k] Audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.

[m] Audited by Xuzhou Zhonghe Certified Public Accountants Co., Ltd.

[n] Audited by Au Choi Yuen & Co.

43. Reclassification and comparative figures

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements.

The items were reclassified as follows:

	The Group	
	Previously reported 2005	After reclassification 2005
Interest in associates	250,475	254,700
Goodwill	4,574	349
	255,049	255,049
Investment in unquoted equity shares	58,080	51,415
Non-current receivables	140,274	146,939
	198,354	198,354

STATEMENT OF DIRECTORS

In the opinion of the directors, the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 34 to 109 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2006, and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

13 June 2006

CORPORATE GOVERNANCE STATEMENT

Introduction

This Statement describes how GP Industries Limited (the "Company") applied the principles of the Code of Corporate Governance (the "Code") to its corporate governance processes and activities.

Board Matters

Principle 1: The Board's Conduct of its Affairs

The principal functions of the Board are:

(i) supervising the management of the business and affairs of the Group;

(ii) approving the Group's strategic plans, significant investment and divestment proposals and funding decisions;

(iii) reviewing the Group's financial performance and key operational initiatives;

(iv) approving nominations to the Board of Directors;

(v) reviewing and endorsing the recommended framework of remuneration for the Board and key executives by the Remuneration Committee; and

(vi) assuming responsibility for corporate governance.

The Board conducts regular meetings on a quarterly basis and ad hoc meetings as and when required. Article 106(2) of the Company's Articles of Association allows Board meetings to be conducted by way of telephone or video conferencing. The attendance of the Directors at meetings of the Board and Board Committees, as well as the frequency of such meetings, are disclosed in this Statement.

The Company provides facilities for Directors to meet their relevant training needs and also orientation programmes to familiarise them with the Company's business and governance practices.

Principle 2: Board Composition and Balance

Presently, the Board consists of eight Directors, of whom three are Independent Non-Executive Directors. Mr Raymond Wong Wai Kan has resigned as an Executive Director on 1 May 2006. Mr Wong Man Kit was appointed an Executive Director on 26 May 2006. Key information regarding the Directors is provided under the "Board of Directors" section of the annual report.

The Nominating Committee is of the view that the current Board comprises persons who, as a group, provides core competencies necessary to meet the Company's objectives.

The Board has reviewed its composition of Directors and is satisfied that such composition is appropriate. The Board will constantly examine its size with a view to determining its impact upon its effectiveness.

Principle 3: Role of Chairman, Executive Vice Chairman and Managing Director
The Chairman of the Company bears responsibility for the overall functioning of the Board. The Executive Vice Chairman and Managing Director are responsible for the daily running of the Group's business. The Chairman, the Executive Vice Chairman and the Managing Director are not related.

Principle 6: Access to Information
Principle 10: Accountability
Management provides the Board and its various sub-committees with relevant information and reports prior to their respective meetings. In addition, management also provides the Board with further information or ad hoc reports as and when required. Board members are also consulted or updated with latest developments of the Group with regular management meetings, circulation of discussion papers and informal meetings such as discussions via tele-communications. Directors have separate and independent access to the Company's senior management and the Company Secretary for additional information. In addition, should Directors, whether as a group or individually, need independent professional advice, the management will, upon direction by the Board, appoint a professional advisor selected by the group or the individual, to render the advice. The cost of such professional advice will be borne by the Company.

The Company Secretary attends Board meetings and is responsible for ensuring that Board procedures are followed. It is the Company Secretary's responsibility to ensure that the Company complies with the requirements of the Companies Act. Together with the management staff of the Company, the Company Secretary is responsible for compliance with all other rules and regulations which are applicable to the Company.

Please refer to the "Corporate Information" section of the annual report for the composition of the Company's Board of Directors and Board Committees.

Board Committees
Nominating Committee ("NC")
Principle 4: Board Membership
The NC consists of five Directors, three of whom, including the chairman, are Independent Non-Executive Directors.

The NC is guided by its Terms of Reference that sets out its responsibilities, which includes consideration of salient factors for purposes of Directors' re-nomination and determination of independence.

The duties and responsibilities of the NC are:

(i) to make recommendations to the Board on the appointment of new Executive and Non-Executive Directors, including making recommendations to the composition of the Board generally and the balance between Executive and Non-Executive Directors appointed to the Board;

(ii) to regularly review the Board structure, size and composition and make recommendations to the Board with regards to any adjustments that are deemed necessary;

Principle 4: Board Membership (cont'd)

(iii) to be responsible for identifying and nominating candidates for the approval of the Board, determining annually whether or not a Director is independent, to fill Board vacancies as and when they arise as well as put in place plans for succession. If the NC determines that a Director, who has one or more of the relationships that could interfere with his exercise of independent business relationship judgement, is in fact independent, it should disclose in full nature of the Director's relationship and bear responsibility for explaining why he should be considered independent;

(iv) to make recommendations to the Board for the continuation (or not) in services of any Director who has reached the age of 70;

(v) to recommend Directors who are retiring by rotation to be put forward for re-election. All Directors are required to submit themselves for re-nomination and re-election at regular intervals and at least once every three years;

(vi) to conduct individual evaluation to assess whether each Director continues to contribute effectively and demonstrate commitment to the role (including commitment of time for board and committee meetings, and any other duties) particularly when a Director has multiple board representations;

(vii) to have due regard to the principles of the Code; and

(viii) to assess the effectiveness of the Board as a whole and assess the contribution by each individual Director to the effectiveness of the Board.

Principle 5: Board Performance

The Board, through the delegation of its authority to the NC, has used its best efforts to ensure that Directors appointed to the Board possess the background, experience and knowledge in technology, business, finance and management skills critical to the Group's business and that each Director, through his unique contributions, brings to the Board an independent and objective perspective to enable balanced and well-considered decisions to be made. In the event that the appointment of a new Board member is required, the criteria for the appointment will be driven by the need to position and shape the Board in line with the medium-term needs of the Company and its business.

The NC has decided, in consultation with the Board, on how the Board should be evaluated and has selected a set of performance criteria, that is linked to long-term shareholders' value, for evaluation of the Board's performance. The NC has set up a formal assessment process to evaluate the effectiveness of the Board as a whole.

Audit Committee ("AC")

Principle 11: Audit Committee

Currently the AC comprises three members who are Independent Non-Executive Directors. Members of the AC are experienced professionals and businessmen. They are knowledgeable in accounting, banking and financial management matters and possess extensive general business knowledge. The AC is of the view that its members have sufficient financial management expertise and experience to discharge the AC's functions.

Principle 11: Audit Committee (cont'd)
The AC is guided by its Terms of Reference, which sets out its duties and responsibilities. In fulfilling its duties and responsibilities, the AC:

(i) reviews the annual audit plan of the Company's external auditors;

(ii) reviews the results of the external auditors' examination of the annual financial statements of the Group;

(iii) approves the internal audit plans and reviews results of internal audits as well as management's responses to the recommendations of the internal auditor;

(iv) reviews the Group's quarterly, half-yearly and full year results, the balance sheet of the Company and the consolidated financial statements of the Group before their submission to the Board for approval for public announcements in respect of such results;

(v) reviews the Group's interested person transactions;

(vi) reviews non-audit services performed by the external auditors to ensure that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before recommending to the Board, subject to shareholders' approval, the re-appointment of the Company's external auditors;

(vii) reviews the independence of the external auditors annually; and

(viii) investigates any matter within its terms of reference and conducts other reviews as required by the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

The AC has full access to and co-operation by management and full discretion to invite any Director or executive officer to attend its meetings, and reasonable resources to enable it to discharge its functions properly.

The AC meetings are held with the internal and external auditors and by invitation, representatives from management. The AC also meets with the external and internal auditors, without the presence of management, at least once a year.

The AC has undertaken a review of all non-audit services provided by the external auditors and is of the opinion that the provision of such services would not affect the independence of the external auditors.

Principle 12: Internal Controls
The Company's Internal Audit Department ("IAD") carries out a review of the effectiveness of the Company's material internal controls, including financial, operational and compliance controls to the extent of their scope as laid out in their internal audit plan. In addition, material non-compliance and internal control weaknesses, if any, noted by the Company's external auditors, Deloitte & Touche ("DT"), during their statutory audit, and the external auditors' recommendations to address such non-compliance and weaknesses, are reported to the AC.

Principle 12: Internal Controls (cont'd)
The management with the assistance of the IAD follows up on DT's recommendations as part of its role in the review of the Company's internal control systems.

Based on the information and reports provided by the IAD and DT, nothing has come to the AC's attention that suggests internal control processes are not satisfactory for the nature and volume of business conducted.

Principle 13: Internal Audit
The IAD is staffed by three persons, and supervised by a Senior Manager. The IAD is independent from the activities it audits. It reports directly to the chairman of the AC, and to the Managing Director administratively. Reports from the IAD are tabled at each of the AC's regular meetings, which are held on a quarterly basis. The AC also reviews and approves the IAD annual audit plans and resources to ensure that it has the capabilities to adequately perform its functions.

The IAD adopts the Standards for Professional Practice of Internal Auditing set by the Institute of Internal Auditors in carrying out its duties.

Remuneration Committee ("RC")
Principle 7: Procedures for Developing Remuneration Policies
Principle 8: Level and Mix of Remuneration
Principle 9: Disclosure on Remuneration
The Remuneration Committee ("RC") currently consists of three Independent Non-Executive Directors. The Committee is knowledgeable with executive compensation. Messrs Victor Lo Chung Wing and Leung Pak Chuen, who are Executive Directors and had been members of the RC since 2002, have resigned as members of the RC on 26 May 2006, as recommended by the revised Code of Corporate Governance that would take effect from the Company's annual general meeting to be held in 2007.

The duties and responsibilities of the RC are:

(i) to review and recommend to the Board in consultation with Management and the Chairman of the Board, a framework of remuneration and to determine the specific remuneration packages and terms of employment for each of the Executive Directors and senior executives/divisional directors (those reporting directly to the Chairman of the Board) of the Group including those employees related to the Executive Directors and controlling shareholders of the Group;

(ii) to recommend to the Board in consultation with Management and the Chairman of the Board, the Company's Share Option Schemes or any long term incentive schemes which may be set up from time to time and to do all acts necessary in connection therewith; and

(iii) to carry out its duties in the manner that it deemed expedient, subject always to any regulations or restrictions that may be imposed upon the RC by the Board of Directors from time to time.

Principle 7: Procedures for Developing Remuneration Policies (cont'd)
Principle 8: Level and Mix of Remuneration (cont'd)
Principle 9: Disclosure on Remuneration (cont'd)

1. Table shows breakdown of Directors' remuneration (in percentage terms):

Name of Director	Salary [1] %	Bonus [1] %	Fees %	Other benefits [2] %	Total %
Victor Lo Chung Wing	37	60	-	3	100
Leung Pak Chuen	61	34	-	5	100
Brian Li Yiu Cheung	65	29	-	6	100
Andrew Chuang Siu Leung	81	11	-	8	100
Raymond Wong Wai Kan [3]	87	7	-	6	100
Lim Ah Doo	-	-	94	6	100
Phua Bah Lee	-	-	94	6	100
Lim Hock Beng	-	-	94	6	100

[1] Include contribution to post-retirement benefits.
[2] Include value of share options granted using the Black-Scholes model.
[3] Mr Raymond Wong Wai Kan has resigned as a Director with effect from 1 May 2006.

2. Table shows the ranges of gross remuneration received by the above Directors:

	Number of Directors in remuneration bands	
	2006	2005
S$1,250,000 to below S$1,500,000	**-**	1
S$1,000,000 to below S$1,250,000	**1**	-
S$750,000 to below S$1,000,000	**1**	2
S$500,000 to below S$750,000	**1**	-
S$250,000 to below S$500,000	**1**	-
Below S$250,000	**4**	5
Total	**8**	8

The Code requires the remuneration of at least the top five key executives who are not Directors of the Company to be disclosed within bands of S$250,000. The Company believes that disclosure of the remuneration of individual executives is disadvantageous to its business interests, given its highly competitive industry conditions coupled with sensitivity and confidentiality of staff remuneration matters.

No employee of the Company and its subsidiaries was an immediate family member of a Director and whose remuneration exceeded S$150,000 during the financial year ended 31 March 2006. "Immediate family" means, in relation to a person, the person's spouse, child, adopted child, step-child, sibling and parent.

The remuneration policy for staff adopted by the Company comprises a base salary and a variable bonus that is linked to the performance of the Company and individual staff. In addition, options offered pursuant to the Company's Share Option Scheme 1999 also provides incentives to the staff to excel in their performance.

Information regarding the Company's Share Option Scheme 1999 is disclosed in the Directors' Report.

Communication with Shareholders

Principle 14: Communication with Shareholders

Principle 15: Promoting Greater Participation by Shareholders

Announcement of results are released through the SGXNET. The Company also sends press releases to the media and updates such information on the Company's website.

The Company does not practise selective disclosure. Price sensitive information is first publicly released, either before the Company meets with any group of investors or investment analysts or simultaneously with such meetings, if necessary. Results and annual reports are announced or issued within the mandatory period and are available on the Company's website.

The Company communicates with its investors on a regular basis and attends to their queries. All shareholders of the Company receive a copy of the annual report and notice of annual general meeting ("AGM"). The notice is also advertised in the newspapers.

At AGMs, shareholders are given the opportunity to communicate their views and ask questions regarding the Group.

The Company's Articles of Association allows a shareholder of the Company to appoint one or two proxies to attend and vote at all general meetings on his/her behalf.

Internal Code on Dealing in Securities

An internal code on dealing in securities modelled after the Best Practices Guide has been issued to Directors and officers setting out the implications on insider trading.

(i) Directors and officers are prohibited from trading in the Company's securities for the period of two weeks before the announcement of the Company's first and third quarterly results and half-yearly results, and for the period of one month before the announcement of the Company's annual results, ending on the date of the relevant announcement of the results. Directors and officers are also prohibited from trading in the Company's securities when they are in possession of potentially price sensitive information.

(ii) Directors and officers are also not expected to deal in the Company's securities on considerations of a short-term nature.

Risk Management Policies and Processes

Management is in charge of the Group's risk management policies and processes and reports to the Board in respect of significant risks to the Group's operations.

Interested Person Transactions

The Company has adopted an internal policy in respect of any transaction with interested persons and has set out the procedures for review and approval of the Company's interested person transactions. The Company's disclosure in accordance with Rule 907 of the SGX-ST Listing Manual in respect of interested person transactions for the financial year ended 31 March 2006 is as follows:

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)	
	2006	2005	**2006**	2005
	S$'000	S$'000	**S$'000**	S$'000
Purchases:				
LTK Industries Limited and its subsidiaries	**-**	-	**1,542**	1,198
Xuzhou Jinbao Magnetic Material Co Ltd	**-**	-	**737**	568
Licence fee expense:				
KH Technology Inc. [1]	**912**	1,041	**-**	-
Sales:				
Cotco International Ltd	**-**	-	**136**	309
Cotco Luminant Device Ltd	**-**	-	**192**	40
KEF America, Inc.	**-**	-	**-**	3,980
Onkyo China Limited	**-**	-	**76**	332
Rental expenses:				
International Resolute Co. Ltd.	**300**	302	**-**	-
Others:				
Ever Fortune Limited: Purchase of 28% interest in KEF America, Inc.	**-**	760	**-**	-

[1] The licence fee was paid and payable pursuant to a Master Patent Licence Agreement approved by the shareholders during an Extraordinary General Meeting of the Company held on 10 December 1997.

Directors' Attendance at Board and Committee Meetings

The attendance of each Director at Board and Committee meetings during the financial year ended 31 March 2006 is as follows:

Board composition and Committee	Board No. of meetings		Audit Committee No. of meetings		Nominating Committee No. of meetings		Remuneration Committee No. of meetings	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Victor Lo Chung Wing	5	4	NA	NA	1	1	1	1
Leung Pak Chuen	5	5	NA	NA	1	1	1	1
Brian Li Yiu Cheung	5	5	NA	NA	NA	NA	NA	NA
Andrew Chuang Siu Leung	5	5	NA	NA	NA	NA	NA	NA
Raymond Wong Wai Kan [(1)]	5	5	NA	NA	NA	NA	NA	NA
Lim Ah Doo	5	4	4	4	1	1	1	1
Phua Bah Lee	5	5	4	4	1	1	1	1
Lim Hock Beng	5	5	4	4	1	1	1	1

[(1)] Mr Raymond Wong Wai Kan has resigned as a Director with effect from 1 May 2006.

NA – not applicable

SHAREHOLDINGS STATISTICS

At 19 June 2006

Class of shares : Ordinary shares
Voting rights : One vote per share

Analysis of size of shareholdings

Size of shareholding	Number of shareholders	%	Number of shares	%
1-999	9	0.64	2,670	0.00
1,000-10,000	1,120	79.83	4,222,594	0.92
10,001-1,000,000	261	18.60	17,613,736	3.83
1,000,001 and above	13	0.93	437,850,443	95.25
	1,403	100.00	459,689,443	100.00

Public float

Approximately 12.2% of the Company's shares are held in the hands of public. Accordingly, the Company has complied with Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited.

Substantial shareholder

(as shown in the Register of Substantial Shareholders)

Name of shareholder	Number of shares	Direct interest %	Number of shares	Deemed interest %
Gold Peak Industries (Holdings) Limited	399,715,443	86.95	-	-

Twenty largest shareholders

No	Name of shareholders	Number of shares	%
1	Gold Peak Industries (Holdings) Limited	399,715,443	86.95
2	Mighty Holdings Limited	7,315,000	1.59
3	Diamond Coin Holdings Limited	6,870,000	1.49
4	Ablewood International Limited	5,730,000	1.25
5	Artful Enterprises Limited	3,974,000	0.86
6	UOB Kay Hian Pte Ltd	3,253,000	0.71
7	OCBC Securities Private Ltd	2,438,000	0.53
8	Leung Pak Chuen	1,608,000	0.35
9	Citibank Nominees Singapore Pte Ltd	1,596,000	0.35
10	Merrill Lynch (Singapore) Pte Ltd	1,535,000	0.33
11	Brian Li Yiu Cheung	1,465,000	0.32
12	Kim Eng Securities Pte. Ltd.	1,271,000	0.28
13	Raffles Nominees Pte Ltd	1,080,000	0.24
14	Phillip Securities Pte Ltd	898,986	0.20
15	Raymond Wong Wai Kan	860,000	0.19
16	United Overseas Bank Nominees Pte Ltd	850,000	0.18
17	Lim & Tan Securities Pte Ltd	622,000	0.14
18	HSBC (Singapore) Nominees Pte Ltd	614,000	0.13
19	Wong Ngit Liong @ Wong Geok Kiong	500,000	0.11
20	Citibank Consumer Nominees Pte Ltd	492,000	0.11
		442,687,429	96.31

GP Industries Limited
masek Avenue
-02 Millenia Tower Singapore 039192
l: (65) 6395 0850   Fax: (65) 6395 0860
mail: gpind@gp-industries.com
bsite: www.gp-industries.com
Reg. No. 199502128C


Member
Gold Peak Group